UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes __ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No __

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Quarterly Financial Information

[105000] Management commentary

Management commentary [text block]

In addition to this document, the Company is providing a report to publish its preliminary financial and operational results for the second quarter of 2016. The Company encourages the reader to analyze this document together with the information provided in said report and annexes in addition to the transcript of its conference call announcing its quarterly results. All comparisons are made against the same period of the previous year unless otherwise specified. This call took place on July 28, 2016. Annexes, transcripts and relevant documents related to this call can be found at www.pemex.com/en/investors.

Quarterly Information Summary

Total sales during the second quarter of 2016 amounted to MXN 255.7 billion, a 17.2% decrease as compared to the same period of 2015.

Operating income recorded during the period amounted to MXN 124.1 billion, a 90.6% increase as compared to the second quarter of 2015.

Total hydrocarbons production averaged 3.1 MMboed, and crude oil production decreased by 2.2%

The average price of the Mexican crude oil basket decreased by 30.7%, from USD 52.92 to USD 36.69 per barrel.

EBITDA totaled MXN 189.7 billion or USD 10.0 billion.

Disclosure of nature of business [text block]

Petróleos Mexicanos, its Productive State-owned Subsidiaries, its Affiliates, and its Subsidiary Entities (PEMEX), comprise the oil and gas Productive State-Owned Company of the United Mexican States. Petróleos Mexicanos is a Productive State-owned Company of the Federal Government of Mexico, with legal personality and equity, with technical, operational and managerial autonomy, as established on the Law of Petróleos Mexicanos.

Disclosure of management's objectives and its strategies for meeting those objectives [text block]

Petróleos Mexicanos is Mexico's oil and gas Productive State-owned Company, whose objective is to compete in an open market and maintain a leadership position in the energy sector, and to generate economic value in all of its business lines, from the exploration and extraction of hydrocarbons in Mexico and abroad, refining, industrial transformation, processing and commercialization of hydrocarbons and its derivatives.

Disclosure of entity's most significant resources, risks and relationships [text block]

When evaluating the potential acquisition of securities from the Company, potential investors must consider all the information included in the Company's Annual Report, and specially, the risk factors hereby mentioned. These risks could significantly affect PEMEX's performance and profitability, but are not the only risks the Company faces. Risks described in this document are the ones PEMEX is currently aware of and that it considers relevant.

In addition, other risks may exist or emerge in the future, and influence the price of the Company's securities.

Risk Factors Related to PEMEX's Operations

Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect the company's income and cash flows and the amount of hydrocarbon reserves that PEMEX has the right to extract and sell.

International crude oil and natural gas prices are subject to global supply and demand and fluctuate due to many factors beyond PEMEX's control. These factors include competition within the oil and natural gas industry, the prices and availability of alternative sources of energy, international economic trends, exchange rate fluctuations, expectations of inflation, domestic and foreign government regulations or international laws, political and other events in major oil and natural gas producing and consuming nations and actions taken by oil exporting countries, trading activity in oil and natural gas and transactions in derivative financial instruments (which we refer to as DFIs) related to oil and gas.

When international crude oil, petroleum product and/or natural gas prices are low, the company generally earns less revenue and, therefore, generates lower cash flows and earns less income before taxes and duties because PEMEX's costs remain roughly constant. Conversely, when crude oil, petroleum product and natural gas prices are high, the company earns more revenue and its income before taxes and duties increases. Crude oil export prices, which had generally traded above USD 75.00 per barrel since October 2009 and traded above USD 100.00 per barrel as recently as July 30, 2014, began to fall in

August 2014. After a gradual decline that resulted in per barrel prices falling to USD 91.16 at September 30, 2014, this decline sharply accelerated in October 2014 and prices fell to USD 53.27 per barrel at the end of 2014, with a weighted average price for the year of USD 86.00 per barrel. During 2015, the weighted average Mexican crude oil export price was approximately USD 44.17 per barrel and fell to USD 26.54 per barrel by the end of December 2015. This decline in crude oil prices had a direct effect on PEMEX's results of operations and financial condition for the year ended December 31, 2015. So far in 2016, the weighted average Mexican crude oil export price has fallen to a low of USD 20.70 per barrel, the lowest in twelve years, but has since rebounded to USD 42.37 per barrel as of June 8, 2016. Future declines in international crude oil and natural gas prices will have a similar negative impact on the company's results of operations and financial condition. These fluctuations may also affect estimates of the amount of Mexico's hydrocarbon reserves that PEMEX has the right to extract and sell.

PEMEX has a substantial amount of indebtedness and other liabilities and are exposed to liquidity constraints, which could make it difficult for the company to obtain financing on favorable terms, could adversely affect PEMEX's financial condition, results of operations and ability to repay its debt and, ultimately, its ability to operate as a going concern.

PEMEX has a substantial amount of debt, which it has incurred primarily to finance the capital expenditures needed to carry out its capital investment projects. Due to the company's heavy tax burden, its cash flow from operations in recent years has not been sufficient to fund its capital expenditures and other expenses and, accordingly, its debt has significantly increased and its working capital has decreased. The sharp decline in oil prices that began in late 2014 has had a negative impact on the company's ability to generate positive cash flows, which, together with its continued heavy tax burden, has further exacerbated its ability to fund its capital expenditures and other expenses from cash flow from operations. Therefore, in order to develop its hydrocarbon reserves and amortize scheduled debt maturities, PEMEX will need to raise significant amounts of financing from a broad range of funding sources.

As of March 31, 2016, the company's total indebtedness, including accrued interest, was approximately USD 93.3 billion (MXN 1,622.9 billion), in nominal terms, which represents a 7.5% increase (an 8.7% increase in peso terms) compared to its total indebtedness, including accrued interest, of approximately USD 86.8 billion (MXN 1,493.4 billion) as of December 31, 2015. As of December 31, 2015, PEMEX's total indebtedness, including accrued interest, was approximately USD 86.8 billion (MXN 1,493.4 billion), in nominal terms, which represents an 11.7% increase (a 30.6% increase in peso terms) compared to its total indebtedness, including accrued interest, of approximately USD 77.7 billion (MXN 1,143.3 billion) as of December 31, 2014. 26.7% of the company's existing debt as of December 31, 2015, or USD 23.1 billion, is scheduled to mature in the next three years. As of December 31, 2015, PEMEX had negative working capital of USD 10.2 billion. The company's level of debt may increase further in the short or medium term and may have an adverse effect on the company's financial condition, results of operations and liquidity position. To service its debt and to raise funds for its capital expenditures, PEMEX has relied and may continue to rely on a combination of cash flows provided by operations, drawdowns under its available credit facilities and the incurrence of additional indebtedness. In addition, the company has taken recent action to improve its financial condition, as described in Note 2 to its unaudited consolidated interim financial statements as of June 30, 2016.

Certain rating agencies have expressed concerns regarding: (1) the total amount of PEMEX's debt; (2) the significant increase in the company's indebtedness over the last several years; (3) its negative free cash flow during 2015, primarily resulting from its significant capital investment projects and the declining price of oil; (4) its substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to USD 74.4 billion as of December 31, 2015; and (5) the resilience of its operating expenses notwithstanding the sharp decline in oil prices that began in late 2014. On January 29, 2016, Standard & Poor's announced the downgrade of PEMEX's stand-alone credit profile from BB+ to BB. On March 31, 2016, Moody's Investors Service announced the revision of PEMEX's global foreign currency and local currency credit ratings from Baa1 to Baa3 and changed the outlook for its credit ratings to negative. On July 26, 2016, Fitch Ratings announced the downgrade of PEMEX's global local currency credit ratings from A- to BBB+.

Any further lowering of PEMEX's credit ratings may have adverse consequences on its ability to access the financial markets and/or its cost of financing. If PEMEX were unable to obtain financing on favorable terms, this could hamper its ability to (1) obtain further financing and (2) invest in projects financed through debt and impair its ability to meet its principal and interest payment obligations with the company's creditors. As a result, PEMEX may be exposed to liquidity constraints and may not be able to service its debt or make the capital expenditures required to maintain its current production levels, and increase, the proved hydrocarbon reserves assigned to it by the Mexican Government, which may adversely affect its financial condition and results of operations. PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to it by the Mexican Government. Reductions in the company's income, adjustments to its capital expenditures budget and its inability to obtain financing may limit its ability to make capital investments.

If such constraints occur at a time when the company's cash flow from operations is less than the resources necessary to fund its capital expenditures or to meet its debt service obligations, in order to provide additional liquidity to its operations, the company could be forced to further reduce its planned capital expenditures, implement further austerity measures and/or sell additional non-strategic assets in order to raise funds. A reduction in the company's capital expenditure program could adversely affect its financial condition and results of operations. Additionally, such measures may not be sufficient to permit the company to meet its obligations.

PEMEX's consolidated financial statements have been prepared under the assumption that the company will continue as a going concern. However, the company's independent auditors have stated that there is substantial doubt about its ability to continue as a going concern as a result of the company's recurring losses from operations and its negative working capital and negative equity. PEMEX's consolidated financial statements and its unaudited consolidated interim financial statements as of June 30, 2016 do not include any adjustments that might result from the outcome of that uncertainty. If the actions PEMEX is taking to improve its financial condition, which are described in detail in Note 2 to PEMEX's unaudited consolidated interim financial statements as of June 30, 2016, it may not be able to continue operating as a going concern.

PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks, criminal acts and deliberate acts of terror.

PEMEX is subject to several risks that are common among oil and gas companies. These risks include production risks (fluctuations in production due to operational hazards, natural disasters or weather,

accidents, etc.), equipment risks (relating to the adequacy and condition of the company's facilities and equipment) and transportation risks (relating to the condition and vulnerability of pipelines and other modes of transportation). More specifically, its business is subject to the risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, oil spills, hurricanes in the Gulf of Mexico and other natural or geological disasters and accidents, fires and mechanical failures. Criminal attempts to divert the company's crude oil, natural gas or refined products from PEMEX's pipeline network and facilities for illegal sale have resulted in explosions, property and environmental damage, injuries and loss of life.

PEMEX's facilities are also subject to the risk of sabotage, terrorism and cyber-attacks. In July 2007, two of its pipelines were attacked. In September 2007, six different sites were attacked and 12 of its pipelines were affected. The occurrence of these incidents related to the production, processing and transportation of oil and oil products could result in personal injuries, loss of life, environmental damage from the subsequent containment, clean up and repair expenses, equipment damage and damage to the company's facilities. A shutdown of the affected facilities could disrupt PEMEX's production and increase its production costs.

As of the date of this document, there have been no similar occurrences since 2007. Although PEMEX has established an information security program, which includes cybersecurity systems and procedures to protect its information technology, and have not yet suffered a cyber-attack, if the integrity of PEMEX's information technology were ever compromised due to a cyber-attack, its business operations could be disrupted and its proprietary information could be lost or stolen.

PEMEX purchases comprehensive insurance policies covering most of these risks; however, these policies may not cover all liabilities, and insurance may not be available for some of the consequential risks. There can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of their losses or that the company may not be found directly liable in connection with claims arising from accidents or other similar events.

Developments in the oil and gas industry and other factors may result in substantial write downs of the carrying amount of certain of PEMEX's assets, which could adversely affect the company's operating results and financial condition.

PEMEX evaluates on an annual basis, or more frequently where the circumstances require, the carrying amount of its assets for possible impairment. The company's impairment tests are performed by a comparison of the carrying amount of an individual asset or a cash generating unit with its recoverable amount. Whenever the recoverable amount of an individual asset or cash generating unit is less than its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

Changes in the economic, regulatory, business or political environment in Mexico or other markets where the company operates, such as the recent significant decline in international crude oil and gas prices and the devaluation of the peso against the U.S. dollar, among other factors, may result in the recognition of

impairment charges in certain of PEMEX's assets. Due to the continuing decline in oil prices, the company has performed impairment tests of its non-financial assets (other than inventories and deferred taxes) at the end of each quarter. As of December 31, 2015, the company recognized an impairment charge of MXN 477,945 million. See Note 12(d) to PEMEX's consolidated financial statements as of December 31, 2016 for further information about the impairment of certain of its assets. Future developments in the economic environment, in the oil and gas industry and other factors could result in further substantial impairment charges, adversely affecting its operating results and financial condition.

Increased competition in the energy sector due to the new legal framework in Mexico could adversely affect PEMEX's business and financial performance.

The Mexican Constitution and the Ley de Hidrocarburos (Hydrocarbons Law) allows other oil and gas companies, in addition to PEMEX, to carry out certain activities related to the energy sector in Mexico, including exploration and extraction activities. As of the date of this document, the Mexican Government has entered into production sharing contracts with other oil and gas companies following the competitive bidding processes held in July and September 2015 for shallow water blocks and in December 2015 for exploratory blocks and discovered fields in onshore areas. Additional competitive bidding processes will take place in the future, including bids for deep water fields in December of this year. As a result, PEMEX faces competition for the right to explore and develop new oil and gas reserves in Mexico. The company will also likely face competition in connection with certain refining, transportation and processing activities. In addition, increased competition could make it difficult for PEMEX to hire and retain skilled personnel. If the company were unable to compete successfully with other oil and gas companies in the energy sector in Mexico, its results of operations and financial condition may be adversely affected.

PEMEX is subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Its failure to comply with these laws could result in penalties, which could harm the company's reputation and have an adverse effect on its business, results of operations and financial condition.

PEMEX is subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Although it maintains policies and processes intended to comply with these laws, including the review of its internal control over financial reporting, the company cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by its officers or employees.

If it fails to comply with any applicable anti-corruption, anti-bribery or anti-money laundering laws, PEMEX and its officers and employees may be subject to criminal, administrative or civil penalties and other remedial measures, which could have material adverse effects on the company's business, financial

condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery or anti-money laundering laws by governmental authorities in Mexico or other jurisdictions could result in an inability to prepare its consolidated financial statements in a timely manner. This could adversely impact PEMEX's reputation, ability to access the financial markets and ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in the industry, which, in turn, could have adverse effects on the company's business, results of operations and financial condition.

PEMEX's compliance with environmental regulations in Mexico could result in material adverse effects on its results of operations.

A wide range of general and industry-specific Mexican federal and state environmental laws and regulations apply to the company's operations; these laws and regulations are often difficult and costly to comply with and carry substantial penalties for non-compliance. This regulatory burden increases the company's costs because it requires PEMEX to make significant capital expenditures and limits the company's ability to extract hydrocarbons, resulting in lower revenues. However, growing international concern over greenhouse gas emissions and climate change could result in new laws and regulations that could adversely affect PEMEX's results of operations and financial condition. International agreements, including the recent Paris Agreement approved by the Mexican Government, contemplate coordinated efforts to combat climate change. While it is still too early to know how these new agreements will be implemented, the company may become subject to market changes, including carbon taxes, efficiency standards, cap-and-trade and emission allowances and credits. These measures could increase PEMEX's operating and maintenance costs, increase the price of its hydrocarbon products and possibly shift consumer demand to lower-carbon sources.

Risk Factors Related to Mexico

Economic conditions and government policies in Mexico and elsewhere may have a material impact on PEMEX's operations.

Deterioration in Mexico's economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect PEMEX's business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting the company's ability to obtain new financing and service its debt. Additionally, the Mexican Government announced budget cuts in November 2015 and February 2016 in response to the recent decline in international crude oil prices, and it may cut spending in the future. These cuts could adversely affect the Mexican economy and, consequently, PEMEX's business, financial condition, operating results and prospects.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may worsen or reemerge, as applicable, in the future and could adversely affect PEMEX's business and ability to service its debt. A worsening of international financial or economic conditions, such as a slowdown in growth or recessionary conditions in Mexico's trading partners, including the United States, or the emergence of a new financial crisis, could have adverse effects on the Mexican economy, PEMEX's financial condition and the company's ability to service its debt.

Changes in Mexico's exchange control laws may hamper PEMEX's ability to service its foreign currency debt.

The Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert pesos into other currencies. However, PEMEX cannot provide assurances that the Mexican Government will maintain its current policies with regard to the peso. In the future, the Mexican Government could impose a restrictive exchange control policy, as it has done in the past. Mexican Government policies preventing PEMEX from exchanging pesos into U.S. dollars could hamper the company's ability to service its foreign currency obligations, including PEMEX's debt, the majority of which is denominated in currencies other than pesos.

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, PEMEX's operations.

Political events in Mexico may significantly affect Mexican economic policy and, consequently, PEMEX's operations. On December 1, 2012, Mr. Enrique Peña Nieto, a member of the *Partido Revolucionario Institucional* (Institutional Revolutionary Party, or PRI), formally assumed office for a six-year term as the President of Mexico. As of the date of this document, no political party holds a simple majority in either house of the Mexican Congress.

Mexico has experienced a period of increasing criminal activity, which could affect PEMEX's operations.

In recent years, Mexico has experienced a period of increasing criminal activity, primarily due to the activities of drug cartels and related criminal organizations. In addition, the development of the illicit market in fuels in Mexico has led to increases in theft and illegal trade in the fuels that PEMEX produces. In response, the Mexican Government has implemented various security measures and has strengthened its military and police forces, and PEMEX has also established various strategic measures aimed at decreasing incidents of theft and other criminal activity directed at PEMEX's facilities and products. Despite these efforts, criminal activity continues to exist in Mexico, some of which may target PEMEX's facilities and products. These activities, their possible escalation and the violence associated with them, in an extreme case, may have a negative impact on PEMEX's financial condition and results of operations.

Risk Factors Related to PEMEX's Relationship with the Mexican Government

The Mexican Government controls PEMEX and it could limit the company's ability to satisfy its external debt obligations or could reorganize or transfer PEMEX or PEMEX's assets.

PEMEX is controlled by the Mexican Government and its annual budget may be adjusted by the Mexican Government in certain respects. Pursuant to the Petróleos Mexicanos Law, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company on October 7, 2014. The Petróleos Mexicanos Law establishes a special regime governing, among other things, PEMEX's budget, debt levels, administrative liabilities, acquisitions, leases, services and public works. This special regime provides Petróleos Mexicanos with additional technical and managerial autonomy and, subject to certain restrictions, with additional autonomy with respect to PEMEX's budget. Notwithstanding this increased autonomy, the Mexican Government still controls the company and has the power to adjust

PEMEX's financial balance goal, which represents its targeted net cash flow for the fiscal year based on the company's projected revenues and expenses, and its annual wage and salary expenditures, subject to the approval of the *Cámara de Diputados* (Chamber of Deputies).

The adjustments to PEMEX's annual budget mentioned above may compromise its ability to develop the reserves assigned to PEMEX by the Mexican Government and to successfully compete with other oil and gas companies that enter the Mexican energy sector. In addition, the Mexican Government's control over PEMEX could adversely affect the company's ability to make payments under any securities issued by Petróleos Mexicanos. Although Petróleos Mexicanos is wholly owned by the Mexican Government, its financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government.

The Mexican Government's agreements with international creditors may affect PEMEX's external debt obligations. In certain past debt restructurings of the Mexican Government, Petróleos Mexicanos' external indebtedness was treated on the same terms as the debt of the Mexican Government and other public sector entities, and it may be treated on similar terms in any future debt restructuring. In addition, Mexico has entered into agreements with official bilateral creditors to reschedule public sector external debt. Mexico has not requested restructuring of bonds or debt owed to multilateral agencies.

The Mexican Government has the power, if the Mexican Constitution and federal law were further amended, to further reorganize PEMEX's corporate structure, including a transfer of all or a portion of PEMEX's assets to an entity not controlled, directly or indirectly, by the Mexican Government. See "—Risk Factors Related to Mexico" above.

PEMEX pays significant special taxes and duties to the Mexican Government, which may limit its capacity to expand its investment program or negatively impact its financial condition generally.

PEMEX is required to make significant payments to the Mexican Government, including in the form of taxes and duties, which may limit PEMEX's ability to make capital investments. In 2015, approximately 37.5% of the company's sales revenues were used for payments to the Mexican Government in the form of taxes and duties, which constituted a substantial portion of the Mexican Government's revenues.

The Secondary Legislation includes changes to the fiscal regime applicable to PEMEX, particularly with respect to the exploration and extraction activities that it carries out in Mexico. Beginning in 2016, PEMEX has the obligation, subject to the conditions set forth in the Petróleos Mexicanos Law, to pay a state dividend in lieu of certain payments that PEMEX paid at the discretion of the Mexican Government. This state dividend will be calculated by the Ministry of Finance and Public Credit as a percentage of the net income that PEMEX generates through activities subject to the *Ley de Ingresos sobre Hidrocarburos* (Hydrocarbons Revenue Law) on an annual basis and approved by the Mexican Congress in accordance with the terms of the Petróleos Mexicanos Law. The amount PEMEX pays each year under this state dividend will decrease in subsequent years, reaching 0% by 2026. The Mexican Government has announced that PEMEX will not be required to pay a state dividend in 2016. Although the changes to the fiscal regime applicable to PEMEX are designed in part to reduce the Mexican Government's reliance on payments made by the company, PEMEX cannot provide assurances that it will not be required to continue to pay a large proportion of its sales revenue to the Mexican Government. As of the date of this document, PEMEX is assessing the impact that these changes may have on the company. In addition, the Mexican Government may change the applicable rules in the future.

The Mexican Government has imposed price controls in the domestic market on PEMEX's products.

The Mexican Government has from time to time imposed price controls on the sales of natural gas, liquefied petroleum gas, gasoline, diesel, gas oil intended for domestic use, fuel oil and other products. As a result of these price controls, PEMEX has not been able to pass on all of the increases in the prices of its product purchases to PEMEX's customers in the domestic market when the peso depreciates in relation to the U.S. dollar. A depreciation of the peso increases PEMEX's cost of imported oil and oil products, without a corresponding increase in PEMEX's revenues unless the company is able to increase the price at which it sells products in Mexico. PEMEX does not control the Mexican Government's domestic policies and the Mexican Government could impose additional price controls on the domestic market in the future. The imposition of such price controls would adversely affect PEMEX's results of operations

The Mexican nation, not PEMEX, owns the hydrocarbon reserves located in Mexico and PEMEX's right to continue to extract these reserves is subject to the approval of the Ministry of Energy.

The Mexican Constitution provides that the Mexican nation, not PEMEX, owns all petroleum and other hydrocarbon reserves located in Mexico.

Article 27 of the Mexican Constitution provides that the Mexican Government will carry out exploration and production activities through agreements with third parties and through assignments to and agreements with us. The Secondary Legislation allows PEMEX and other oil and gas companies to explore and extract the petroleum and other hydrocarbon reserves located in Mexico, subject to assignment of rights by the Ministry of Energy and entry into agreements pursuant to a competitive bidding process.

Access to crude oil and natural gas reserves is essential to an oil and gas company's sustained production and generation of income, and PEMEX's ability to generate income would be materially and adversely affected if the Mexican Government were to restrict or prevent the company from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to PEMEX or if it were unable to compete effectively with other oil and gas companies in future bidding rounds for additional exploration and production rights in Mexico. PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to it by the Mexican Government. Reductions in PEMEX's income, adjustments to its capital expenditures budget and its inability to obtain financing may limit PEMEX's ability to make capital investments.

Information on Mexico's hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions.

The information on oil, gas and other reserves is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner; the accuracy of any reserves estimate depends on the quality and reliability of available data, engineering and geological interpretation and subjective judgment. Additionally, estimates may be revised based on subsequent results of drilling, testing and production. These estimates are also subject to certain adjustments based on changes in variables, including crude oil prices. Therefore, proved reserves estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas. Downward revisions in PEMEX's reserve estimates could lead to lower future production, which could have an adverse effect on the company's results of operations and financial condition. Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect PEMEX's income and cash flows and the amount of hydrocarbon reserves that the company has the right to extract and sell. PEMEX revises annually its estimates of hydrocarbon reserves that it is entitled to extract and sell, which may result in material

revisions to these estimates. PEMEX's ability to maintain its long-term growth objectives for oil production depends on the company's ability to successfully develop its reserves, and failure to do so could prevent it from achieving its long-term goals for growth in production.

PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to the company by the Mexican Government. Reductions in PEMEX's income, adjustments to its capital expenditures budget and its inability to obtain financing may limit its ability to make capital investments.

Because the company's ability to maintain, as well as increase, its oil production levels is highly dependent upon the company's ability to successfully develop existing hydrocarbon reserves and, in the long term, upon its ability to obtain the right to develop additional reserves, PEMEX continually invests capital to enhance its hydrocarbon recovery ratio and improve the reliability and productivity of its infrastructure. During 2015, PEMEX's exploratory activity led to the incorporation of proved reserves of approximately 120 million barrels of oil equivalent. This amount, however, was less than the reductions made due to revisions, delimitations and decreased development and production in 2015. Accordingly, PEMEX's total proved reserves decreased by 22.1%, from 12,380 million barrels of crude oil equivalent as of December 31, 2014 to 9,632 million barrels of crude oil as of December 31, 2015. The company's crude oil production decreased by 1.0% from 2012 to 2013, by 3.7% from 2013 to 2014 and by 6.7% from 2014 to 2015, primarily as a result of the decline of production in the Cantarell, Aceite Terciario del Golfo (ATG), Delta del Grijalva, Crudo Ligero Marino and Ixtal-Manik projects.

The recent Energy Reform in Mexico outlined a process, commonly referred to as Round Zero, for the determination of PEMEX's initial allocation of rights to continue to carry out exploration and production activities in Mexico. On August 13, 2014, the Ministry of Energy granted PEMEX the right to continue to explore and develop areas that together contain 95.9% of Mexico's estimated proved reserves of crude oil and natural gas. The development of the reserves that were assigned to PEMEX pursuant to Round Zero, particularly the reserves in the deep waters of the Gulf of Mexico and in shale oil and gas fields in the Burgos basin, will demand significant capital investments and will pose significant operational challenges. PEMEX's right to develop the reserves assigned to it through Round Zero is conditioned on the company's ability to develop such reserves in accordance with its development plans, which were based on its technical, financial and operational capabilities at the time. The company cannot provide assurances that it will have or will be able to obtain, in the time frame that it expects, sufficient resources or the technical capacity necessary to explore and extract the reserves that the Mexican Government assigned to it as part of Round Zero, or that it may grant to PEMEX in the future. The decline in oil prices has forced PEMEX to make adjustments to its budget, including a significant reduction of its capital expenditures. Unless it is able to increase its capital expenditures, it may not be able to develop the reserves assigned to it in accordance with its development plans. PEMEX would lose the right to continue to extract these reserves if it fails to develop them in accordance with its development plans, which could adversely affect its operating results and financial condition. In addition, increased competition in the oil and gas sector in Mexico may increase the costs of obtaining additional acreage in bidding rounds for the rights to new reserves.

PEMEX's ability to make capital expenditures is limited by the substantial taxes and duties that it pays to the Mexican Government, the ability of the Mexican Government to adjust certain aspects of the company's annual budget, cyclical decreases in its revenues primarily related to lower oil prices and any constraints on its liquidity. The availability of financing may limit the company's ability to make capital investments that are necessary to maintain current production levels and increase the proved hydrocarbon reserves that it is entitled to extract. Nevertheless, the recent Energy Reform has provided PEMEX with opportunities to enter

into strategic alliances and partnerships, which may reduce its capital commitments and allow it to participate in projects for which the company is more competitive.

PEMEX may claim some immunities under the Foreign Sovereign Immunities Act and Mexican law, and your ability to sue or recover may be limited.

PEMEX is a public-sector entity of the Mexican Government. Accordingly, you may not be able to obtain a judgment in a U.S. court against PEMEX unless the U.S. court determines that PEMEX is not entitled to sovereign immunity with respect to that action. Under certain circumstances, Mexican law may limit your ability to enforce judgments against the company in the courts of Mexico. The company also does not know whether Mexican courts would enforce judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws. Therefore, even if you were able to obtain a U.S. judgment against us, you might not be able to obtain a judgment in Mexico that is based on that U.S. judgment. Moreover, you may not be able to enforce a judgment against PEMEX's property in the United States except under the limited circumstances specified in the Foreign Sovereign Immunities Act of 1976, as amended. Finally, if you were to bring an action in Mexico seeking to enforce PEMEX's obligations under any securities issued by Petróleos Mexicanos, satisfaction of those obligations may be made in pesos, pursuant to the laws of Mexico.

PEMEX's directors and officers, as well as some of the experts named in the Form 20-F, reside outside the United States. Substantially all of the company's assets and those of most of its directors, officers and experts are located outside the United States. As a result, investors may not be able to effect service of process on PEMEX's directors or officers or those experts within the United States.

Risk factors related to the *Certificados Bursátiles*

Secondary Market for the Certificados Bursátiles

Currently, *Certificados Bursátiles* (peso-denominated publicly traded notes) present low operation levels in the secondary market and the Company cannot provide assurances that there will be a sustained development of said market. These notes have been registered in the *Registro Nacional de Valores* (Mexican National Securities Registry, RNV) and are traded in the *Bolsa Mexicana de Valores* (Mexican Stock Exchange). Notwithstanding, the Company cannot provide assurances that there will be an active market to trade these *Certificados Bursátiles*, or that they will be traded at par or above its initial offering. The previous could limit the holders' capacity to sell them at the price, moment and amount that they may wish to. Therefore, potential investors must be prepared to assume the risk in investing in *Certificados Bursátiles* until their maturity.

To promote liquidity to *Certificados Bursátiles*, in November 2013, the Company established a Market-Makers Program for its peso-denominated *Certificados Bursátiles* at fixed and floating rates, and for the *Certificados Bursátiles* in the form of Global Depositary Notes. This program is directed to financial

institutions under applicable laws and with regard to the operating rules set forth by the Company in its website.

All of the Company's *Certificados Bursátiles* are registered in the RNV, and the Company has no other type of securities in said Registry.

The Company considers it has fulfilled its obligations as a securities issuer, and it has met the payment of principal and interests derived from the issuance of its notes.

Use of Proceeds

The total amount of resources obtained from the Company's issuance of *Certificados Bursátiles* have entered the Company's treasury and have been allocated regarding its investment program, and for the payment of loans or other liabilities the Company may have, accordingly.

Public Domain Documents

Any public information that the Company has delivered to national and foreign securities regulators under the *Ley del Mercado de Valores* (Securities Market Law) and other applicable normativity can be accessed at the Company's website, www.pemex.com and be obtained as per request of any investor through a written request to the Company, located at Avenida Marina Nacional No. 329, Torre Ejecutiva, Piso 38, Colonia Verónica Anzures, C.P. 11311, Ciudad de México, México, Telephone No.: +52 (55)1944-9700, E-mail: ri@pemex.com.

Disclosure of results of operations and prospects [text block]

EXPLORATION AND PRODUCTION 2Q16

Crude Oil Production

During the second quarter of 2016, total crude oil production averaged 2,176 Mbd, a 2.2% decrease as compared to the same period of 2015, primarily due to a 6.0% decrease in the production of heavy crude oil, as a result of the natural decline in production and an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit in the Northeastern Marine region.

This decrease was partially offset by:

- a 5.2% increase in extra-light crude oil production, mainly due to a 50% increase in production at the Xux field in the Southwestern Marine region that began production in June 2014. The increase in production at the Xux field contributed an average of 63 Mbd to total crude oil production during this quarter; and

- a marginal increase in the production of light crude oil, primarily due to the recovery of the production volume that was deferred at fields of the Abktatún-Pol-Chuc business unit as a result of the incident that occurred at the Abkatún-A Permanente platform in April 2015, as well as from bringing into mainstream, production from the Xanab field in the Litoral de Tabasco business unit from the Southwestern Marine region.

Natural Gas Production

During the second quarter of 2016, total natural gas production decreased by 8.4% , amounting to 4,946 MMcfd, mainly as a result of:

- a 4.1% decline in associated gas production, primarily due to the natural decline in production of crude oil and closing of wells with higher gas-oil ratios at the Akal field of the Cantarell business unit, and production deferrals at fields of the Abkatún-Pol-Chuc business unit, as a result of the incident that occurred within the compression area of the Abkatún-A platform in February 2016; and

- an 18.6% reduction in non-associated gas production during this period, mainly due to a natural decline in production at the Burgos and Veracruz business units of the Northern region.

Gas Flaring

During the second quarter of 2016, gas flaring increased by 69 MMcfd, primarily as a result of the negative impact caused by the incident that occurred at the Abkatún-A platform in February 2016.

As a result, natural gas use as a percentage of total production (including nitrogen) during the period amounted to 89.8%.

Infrastructure

During the second quarter of 2016, the average number of operating wells totaled 8,931, a 4.8% decrease as compared to the same period of 2015.

The completion of wells decreased by 65.2%, a decrease of 60 wells, due to a decrease in the completion of development wells. The previous was primarily the result of a scheduled reduction of development activities at the Burgos, Aceite Terciario del Golfo and Macuspana-Muspac business units, due to the budget adjustments approved by the Board of Directors at the beginning of 2016. On the other hand, two additional exploration wells were completed during the quarter.

Seismic Information

No additional 2D or 3D seismic data was acquired during the second quarter of 2016.

Discoveries

As a result of the exploratory activities carried out during the second quarter of 2016, the Teca-1 well confirmed the production potential of extra-light crude oil in the Southeastern basin.

Additionally, the completion of the Nobilis-1 well, located in the Perdido area at water depths greater than 3,000 meters, increased the exploration area of the oil producing areas of this project.

Other Information Related to E&P Activities

Approval of First Migration of Assignments

On June 10, 2016, the Board of Directors of Petróleos Mexicanos approved the first migration with partners of exploration and extraction assignments for deepwater, specifically, of the Trión block.

Trión was discovered in 2012 and is located in ultra-deep waters of the Northern part of the Gulf of Mexico, in the Perdido Fold Belt Basin, at water depths of 2,352 m; the block has 485 MMboe in 3P reserves and an approximate area of 1,284 m^2.

On July 26, 2016, PEMEX obtained approval from the Ministry of Energy (SENER) to carry out the bidding process of said exploration and extraction block, seeking to align this process with the Federal Government's competitive bidding Round 1.4. On July 28, 2016, the National Hydrocarbons Commission (CNH) published on the Official Gazette of the Federation the tender offer and bidding packages of these assignments. The awarding process is expected to take place on December 5, 2016.

The suggested minimum plan envisions two delimitation wells, one exploratory well and the acquisition of 1,250 km^2 of specialized 3D seismic information. The tender is expected to include the development of assignments and exploratory projects in adjacent areas.

Fiscal Terms

Income Tax	**Contractual Fee (exploratory phase)***	**Hydrocarbon exploration and extraction activity tax***	**Royalty Base**	**Fiscal Boundary**	**Adjustment Mechanism**
30%	- First six months: MXN 1,175 per km^2 - Afterwards: MXN 2,810 per km^2	Exploration: MXN 1,533 per km^2 Extraction: MXN 6,133 per km^2	Variable formula for each product depending on price	Based on E&P industry for Income Tax	Defined formula

*Monthly fees will be updated on January 1 of each year.

Bidding Terms

Type of Participation	Percentage Stake	Commitment Warranty	Awarding Variable	Carry	Tie-break Criteria
Consortium: -At least two operators (one designated operator)	- Pemex E&P: 45% - Designated operator: 30% - 45% - Operator: 10% - 25% - Non operator: up to 10%	Credit line of USD 3.0 million	Additional royalty	USD 464 million	Highest amount to the State: - Signing bonus payable to the Mexican Oil Fund; - Additional carry in favor of PEMEX

Technical and Economic Requirements

	Technical Requirements		Economic Requirements	
	Experience	**Industrial Safety and Environmental Protection**	**Equity**	**Investments**
Operators	Last 10 years: - At least one Project in ultra-deep waters at water depths of 1,500 m; and - Production of at least 50 Mboed in deepwater / ultra-deep waters between 2011 - 2015	Last 5 years: - Expert opinion; or - Certifications: * OHSAS 18001; * ISO 14001; and * API RP75	- USD 5,000 million or greater; or - Total assets of USD 25,000 million or greater	Combined capital investments in exploration and/or extraction projects of at least USD 2 billion
Non-operator (financial partner)			- Equal or more tan USD 250 million	

For further information on the bidding process of Trión, please visit the following website: http://rondasmexico.gob.mx.

INDUSTRIAL TRANSFORMATION 2Q16

Crude Oil Processing

During the second quarter of 2016, total crude oil processing decreased by 3.5%, primarily due to a decrease in heavy crude oil processing at the Minatitlán and Madero refineries, as a result of:

- non-scheduled shutdowns and shortcomings of auxiliary services;

- scheduled maintenance cycles; and

- high inventories.

The previous was partially offset by an increase in light crude oil processing, as a result of a reduction in non-scheduled shutdowns at the Salamanca and Salina Cruz refineries.

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) decreased by 6.6 percentage points, due to scheduled maintenance cycles and non-scheduled shutdowns at Minatitlán.

PEMEX's usage of its primary distillation capacity decreased by 2.2 percentage points, due to maintenance cycles and the operational problems described above.

Production of Petroleum Products

During the second quarter of 2016, total petroleum products output decreased by 5.3%, primarily due to a decrease in the amount of crude oil processed during the period, and was partially offset by an increase in production of distillates and fuel oil at the Salamanca and Salina Cruz refineries, along with higher demand for fuel oil from the Federal Electricity Commission (CFE for its acronym in Spanish).

Variable Refining Margin

During the second quarter of 2016, PEMEX recorded a positive variable refining margin of USD 7.73 per barrel, USD 1.08 below the margin recorded during the second quarter of 2015. This decrease is broadly explained by current unfavorable fluctuations in international refining margins.

Natural Gas Processing and Production

During the second quarter of 2016, natural gas processing decreased by 5.8%, in response to the decreased availability of sour wet gas from both the offshore and Southern regions, as well as to a reduction in the supply of sweet wet gas from the Burgos basin. As a result, dry gas and natural gas liquids production decreased by 5.3% and 3.8%, respectively.

Condensates processing increased by 5.6% during the second quarter of 2016, as compared to the same period of 2015, primarily due to an increase in the supply of sour condensates from the Southern region.

Petrochemicals Production

During the second quarter of 2016, the production of petrochemical products decreased by 21.7%, or 271 Mt, as compared to the same period of 2015, primarily due to the following:

- an 86 Mt decrease in production in the ethane derivatives chain, due to a reduction in the supply of ethane in response to decreased supply of wet gas from the Abkatún Pol-Chuc business unit, the startup of operations of the Braskem-Idesa ehtylene cracker, and operational problems at the low density polyethylene units of Cangrejera;

- a 14 Mt decrease in production in the methane derivatives chain, due to decreased output of carbon dioxide and ammonia, in response to a reduction in the supply of natural gas;

- a 47 Mt decrease in the propylene and derivatives chain, due to lower supply of propylene from the Tula and Minatitlán refineries, and an extended maintenance shutdown of the acrylonitrile plant at the Morelos complex;

- a 52 Mt decrease in production in the aromatics and derivatives chain, largely due to a decrease in production of benzene and high octane hydrocarbons, resulting from operational problems at the continuous catalytic regeneration (CCR) plant, and the shutdown of operations of the styrene plant, as a result of a reduction in the supply of ethylene, benzene and ethyl chloride; and

- a 71 Mt decrease in production of other petrochemicals, primarily due to a decrease in the supply of gas, as well as less crude processing.

PEMEX Gas Stations

As of June 30, 2016, the amount of PEMEX gas stations totaled 11,379, a 3.4% increase as compared to the number recorded as of June 30, 2015.

Other Information Related to Industrial Transformation Activities

Explosion at PMV Plant

In 2013, PEMEX entered into a joint venture with Mexichem S.A.B. de C.V. (which we refer to as Mexichem) through an investment in Petroquímica Mexicana de Vinilo, S.A. de C.V., (which we refer to as PMV), a Mexican entity incorporated by Mexichem in 2011, with the objective of increasing the production of vinyl chloride monomer.

In connection with this joint venture, PEMEX acquired a 44.09% interest in PMV, and contributed the ethylene and vinyl chloride monomer plants as well as related infrastructure at the Pajaritos petrochemical complex, in Coatzacoalcos, Veracruz. This contribution, together with

Mexichem's contribution of its chlorine-caustic soda plant, allowed for the integration of the caustic soda-salt-chlorine-ethylene-vinyl chloride monomer production chain.

On April 20, 2016, in the course of a modernization process at the PMV plants, an explosion occurred at the Clorados III plant. From the outset of the explosion, PEMEX's and Mexichem's priority as partners in PMV was to attend to the injured and the safety of employees and their families.

As a result of the explosion, 32 lives were lost and 136 people were injured, of which 117 were discharged within a few hours after the explosion, while the rest were gradually discharged as their condition improved. To date, none of the people injured in the explosion remain hospitalized.

PEMEX deeply regrets the loss of human lives and injuries sustained as a result of this explosion, and continues supporting authorities in the investigation and analysis to determine the root-cause.

New Brand and Image for Service Stations

On June 5, 2016, PEMEX and several retail gasoline groups in Mexico announced a new joint strategy for service stations' branding and image.

The strategy consists of the introduction of service stations with different brands that will continue to sell PEMEX gasoline and diesel.

Pilot tests will be conducted during the following six months in different areas of the country including Mexico City, Tijuana and Mérida.

INDUSTRIAL SAFETY

Frequency Index

During the second quarter of 2016, the accumulated frequency index for PEMEX personnel was 0.48 injuries per million man-hours worked (MMhh), which represents a 0.3% increase as compared to the same period of 2015.

The frequency index refers to the number of accidents with incapacitating injuries per million man-hours worked (MMhh) with risk exposure during the relevant period of time. An incapacitating injury is an injury, functional damage or death that is caused, either immediately or subsequently, by a sudden event at work or during work-related activities. Man-hours worked with risk exposure represent the number of hours worked by all personnel, including overtime hours.

Severity Index

By the end of the second quarter of 2016, the accumulated severity index was 32 days lost per MMhh, a 7.3% increase as compared to the same period of 2015. This was mainly due to the events occurred at the Cangrejera Petrochemical Complex and at the Dos Bocas – Cactus Maritime Terminal.

To reverse the trend observed in severe accidents, Petróleos Mexicanos has (i) implemented new mandates and programs outlined by the Safety, Health and Environmental Protection and Operational Reliability Systems (SSPA for its acronym in Spanish), (ii) reinforced the policies implemented by all personnel in safety departments and (iii) worked towards the fulfillment of all 13 guidelines stated by the SSPA. Additionally, a new SSPA audit and advisory services program has been implemented in key working centers of Pemex Exploration and Production and Pemex Industrial Transformation's, hospitals, warehouses and child development centers.

Additionally, awareness campaigns aimed to increase safety and reduce accidents at work were carried out to address incidences of minor and non-severe accidents.

The severity index refers to the total number of days lost per million man-hours worked with risk exposure during the relevant period of time. The number of days lost is based on medical leaves of absence for injuries stemming from accidents at work, plus the number of corresponding days on which compensation is paid for partial or total disability or death.

ENVIRONMENTAL PROTECTION 2Q16

Sulfur Oxide Emissions

During the second quarter of 2016, sulfur oxide emissions increased by 37.9% as compared to the same period of 2015, due to emissions produced as a result of an increase in the generation of sour gas with a high nitrogen content that is burnt at the Abkatún–A, KMZ and Litoral de Tabasco complexes. In addition, the Cactus GPC experienced operating constraints and underwent maintenance of its sulfur removal units, which also contributed to the increase in sulfur oxide emissions. Also, high sulfur content in the sour flow to burners at the Lázaro Cárdenas Refinery resulted in additional sulfur oxide emissions.

Water Reuse

During the second quarter of 2016, the reuse of water decreased by 10.4% as compared to the same period of 2015, primarily due to a reduction in the volume of residual water treated, as a result of operational problems at the residual and waste water treatment plants.

FORWARD-LOOKING STATEMENT AND CAUTIONARY NOTE

Variations

Cumulative and quarterly variations are calculated comparing the period with the realized one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), which PEMEX has adopted effective January 1, 2012. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in Petróleos Mexicanos' 2012 Form 20-F filed with the Securities and Exchange Commission (SEC) and its Annual Report filed with the Comisión Nacional Bancaria y de Valores (CNBV).

EBITDA is a non-IFRS measure. A reconciliation of EBITDA to net income is shown in Table 33 of the annexes to the quarterly results report as of June 30, 2016. Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies or affiliates of Petróleos Mexicanos. It is important to mention that PEMEX's current financing agreements do not include financial covenants or events of default that would be triggered as a result of PEMEX having negative equity.

Methodology

The methodology of the information disclosed may change in order to enhance its quality and usefulness, and/or to comply with international standards and best practices.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the exchange rate at close for the corresponding period, unless otherwise noted. Due to market volatility, the difference between the average exchange rate, the exchange rate at close and the spot exchange rate, or any other exchange rate used could be material. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate. It is important to note that PEMEX maintains its consolidated financial statements and accounting records in pesos. As of June 30, 2016, the exchange rate of MXN 18.9113 = USD 1.00 is used.

Fiscal Regime

Beginning January 1, 2015, Petróleos Mexicanos' fiscal regime is governed by the Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law). From January 1, 2006 and to December 31, 2014, PEP was subject to a fiscal regime governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities were governed by the Federal Revenue Law.

On April 18, 2016, a decree was published in the Official Gazette of the Federation that allows assignment operators to choose between two schemes to calculate the cap on permitted deductions applicable to the Profit-Sharing Duty: (i) the scheme established within the Hydrocarbons Revenue Law, based on a percentage of the value of extracted hydrocarbons; or (ii) the scheme proposed by the SHCP, calculated upon established fixed fees, USD 6.1 for shallow water fields and USD 8.3 for onshore fields.

The Special Tax on Production and Services (IEPS) applicable to automotive gasoline and diesel is established in the Production and Services Special Tax Law "Ley del Impuesto Especial sobre Producción y Servicios". As an intermediary between the Ministry of Finance and Public Credit (SHCP) and the final consumer, PEMEX retains the amount of the IEPS and transfers it to the Mexican Government. In 2016, the SHCP published a decree trough which it modified the calculation of the IEPS, based on the past five months of international reference price quotes for gasoline and diesel.

As of January 1 2016, and until December 31, 2017, the SHCP will establish monthly fixed maximum prices of gasoline and diesel based on the following: maximum prices will be referenced to prices in the U.S. Gulf Coast, plus a margin that includes retails, freight, transportation, quality adjustment and management costs, plus the applicable IEPS to automotive fuel, plus other concepts (IEPS tax on fossil fuel, established quotas on the IEPS Law and value added tax).

PEMEX's "producer price" is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Until December 31, 2017, the Mexican Government is authorized to continue issuing pricing decrees to regulate the maximum prices for the retail sale of gasoline and diesel fuel, taking into account transportation costs between regions, inflation and the volatility of international fuel prices, among other factors. Beginning in 2018, the prices of gasoline and diesel fuel will be freely determined by market conditions. However the Federal Commission for Economic Competition, based on the existence of effective competitive conditions, has the authority to declare that prices of gasoline and diesel fuel are to be freely determined by market conditions before 2018.

Hydrocarbon Reserves

In accordance with the Hydrocarbons Law, published in the Official Gazette of the Federation on August 11, 2014, the National Hydrocarbons Commission (CNH) will establish and will manage the National Hydrocarbons Information Center, comprised by a system to obtain, safeguard, manage, use, analyze, keep updated and publish information and statistics related; which includes estimations, valuation studies and certifications. On August 13, 2015, the CNH published the Guidelines that govern the valuation and certification of Mexico's reserves and the related contingency resources.

Effective January 1, 2010, the Securities and Exchange Commission (SEC) changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. Nevertheless, any description of probable or possible reserves included herein may not meet the recoverability thresholds established by the SEC in its definitions. Investors are urged to consider closely the disclosure in PEMEX's Form 20-F and its Annual Report to the CNBV and SEC, available at http://www.pemex.com/.

Forward-looking Statements

This document contains forward-looking statements. There may also be written or oral forward-looking statements in PEMEX's periodic reports to the CNBV and the SEC, in its annual reports, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by PEMEX's officers, directors or employees to third parties. PEMEX may include forward-looking statements that address, among other things, their:

- exploration and production activities, including drilling;

- activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

- activities relating to their lines of business, including the generation of electricity;

- projected and targeted capital expenditures and other costs, commitments and revenues;

- liquidity and sources of funding, including their ability to continue operating as a going concern;

- strategic alliances with other companies; and

- the monetization of certain of their assets.

Actual results could differ materially from those projected in such forward-looking

statements as a result of various factors that may be beyond PEMEX's control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;

- effects on the company from competition, including on PEMEX's ability to hire and retain skilled personnel;

- limitations on their access to sources of financing on competitive terms;

- their ability to find, acquire or gain access to additional reserves and to develop the reserves that PEMEX obtains successfully;

- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

- technical difficulties;

- significant developments in the global economy;

- significant economic or political developments in Mexico;

- developments affecting the energy sector; and

- changes in PEMEX's legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, readers should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and PEMEX undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Annual Report filed with the CNBV and available through the Mexican Stock Exchange (http://www.bmv.com.mx/) and PEMEX's most recent Form 20-F filing filed with the SEC (http://www.sec.gov/). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

Financial position, liquidity and capital resources [text block]

QUARTERLY FINANCIAL RESULTS 2Q16

During the second quarter of 2016, PEMEX continued to operate in an adverse

price environment under an updated fiscal regime that was introduced as part of a series of actions announced by the Federal Government to support the company. During this period, PEMEX continued to take advantage of the new tools and instruments provided by the Energy Reform to overcome the volatility within the financial markets and diversify its investor base.

The factors that have had a significant impact on the company's financial results in the second quarter of 2016 are: (i) low hydrocarbon prices; (ii) the depreciation of the Mexican peso against the U.S. dollar; (iii) changes in the interest rates of Mexico's government bonds; (iv) a partial reverse of the impairment loss recorded at year-end, in response to the steepening of the oil futures price curve; and (v) the implementation of the decree on tax benefits announced by the Mexican government, which sets more competitive deduction rates for investments, costs and expenses made pursuant to the Profit-sharing Duty.

Total Sales

During the second quarter of 2016, total sales decreased by 17.2%, as compared to the same period of 2015, to MXN 255.7 billion, primarily as a result of:

- a 19.0% decrease in domestic sales of gasoline and diesel, primarily as a result of negative price variations, in spite of a slight increase in sales volume. The price effect on the domestic sales of gasoline and diesel had a negative impact of MXN 30.9 billion, while sales volume increased by MXN 4.4 billion;

- a 16.0% decrease in exports of crude oil and condensates, largely due to the decline in oil prices. The price effect on exports of oil and condensates had a negative impact of MXN 17.8 billion, and the sales volume decreased by MXN 4.8 billion. The price of the Mexican crude oil basket decreased by USD 16.23, from USD 52.92 per barrel during the second quarter of 2015 to USD 36.69 per barrel during the second quarter of 2016; and

- a 40.1%, or MXN 7.4 billion decrease in domestic sales of liquefied petroleum gas (LPG).

Sales were also negatively affected by changes in the IEPS tax computation that was updated in April 2016, and now considers the past five months of

international reference price quotes for gasoline and diesel.

Gross & Operating Income

During the second quarter of 2016, gross income increased by 78.5%, or MXN 70.9 billion, as compared to the same period of 2015. This increase was primarily due to a 56.8%, or MXN 124.0 billion decrease in the cost of sales, mainly as a result of:

- a MXN 99.0 billion reversal in the impairment of fixed assets, as a result of the steepening of the oil futures price curve;

- a 58.1% decrease in taxes and duties recorded under the cost of sales, as a result of lower oil prices and production;

- a MXN 4.0 billion decrease in the net cost for the period of employee benefits, recorded under the cost of sales, resulting from changes to the company's pension system;

- a MXN 3.5 billion decrease in depreciation and amortization, recorded under the cost of sales, as a result of the net effect from the impairment charges recognized at the end of 2015; and

- a 23.1% decrease in the costs of sales of subsidiary and affiliate companies as a result of lower trade prices for its goods sold.

Composition of Net Income (Loss)

During the second quarter of 2016, PEMEX's net loss decreased by 1.4%, to MXN 83.5 billion, primarily as a result of:

- operating income of MXN 124.1 billion;

- net interest expense of MXN 21.1 billion;

- costs associated to financial derivatives of MXN 10.9 billion;

- a foreign exchange loss of MXN 106.9 billion; and

- taxes and duties of MXN 68.1 billion.

Even though in 2015 PEMEX became subject to a new fiscal regime that is more in line with the rest of the oil and gas industry, unlike other companies, PEMEX is still not able to deduct all of its operating costs and expenses from its calculation of taxes and duties.

To reduce the negative impact of the current applicable fiscal regime, on April 18, 2016, the Federal Government published in the Official Gazette of the Federation a decree that grants certain forms of tax relief to assignment operators. The decree is expected to reduce the negative impact caused by the decline in the prices of hydrocarbons and allows assignment operators to choose between two schemes to calculate the cap on permitted deductions applicable to the Profit-sharing Duty:

(i) the scheme established within the Hydrocarbons Revenue Law, based on a percentage of the value of extracted hydrocarbons; or

(ii) the scheme proposed by the Ministry of Finance and Public Credit, within the decreed published in April, calculated upon established fixed fees.

Profit-sharing Duty: cap on permitted deductions		
Type of Field	**Hydrocarbons Revenue Law**	**2016 Decree**
Onshore	2016 – 11.075% 2017 – 11.550% 2018 – 12.025% 2019+ - 12.500%	8.30 USD/b
Shallow waters		6.10 USD/b

It is important to note that the impact from the implementation of the new methodology established under the decree applicable to the Profit-sharing Duty was made retroactive for all of 2016. The accumulated positive effect for the first half of the year has been recorded in the second quarter results, under taxes and duties, and amounts to approximately MXN 23.0 billion.

Evolution of Net Income (Loss)

The decrease in net loss during the second quarter of 2016 is primarily explained by a 130.1% increase in operating income, and a 30.4% decrease in taxes and duties, due to a decline in the production and price of the Mexican crude oil basket, and to changes in the calculation of the Profit-sharing Duty (cost cap).

The previous was partially offset by:

- a MXN 78.2 billion increase in the foreign exchange loss, as a result of the depreciation of the Mexican peso relative to the U.S. dollar during the second quarter of 2016, from MXN 15.5676 per U.S. dollar in 2015, to MXN 18.9113 per U.S. dollar in 2016; and

- a MXN 12.3 billion increase in costs associated to financial derivatives, mainly due to the appreciation of the U.S. dollar against currencies in which Petróleos Mexicanos has entered into cross currency swaps other than the Mexican peso; and

- a MXN 6.6 billion increase in net interest expense.

As a result, PEMEX's net loss marginally decreased to MXN 83.5 billion during the second quarter of 2016, as compared to a net loss of MXN 84.6 billion during the same period of 2015.

Comprehensive Income (Loss)

During the second quarter of 2016, other comprehensive results increased by MXN 10.7 billion, primarily as a result of an increase of MXN 10.2 billion in currency translation effects. As a result, the comprehensive loss for the second quarter totaled MXN 74.2 billion.

FINANCIAL INFORMATION AS OF JUNE 30, 2016

Working Capital

As of June 30, 2016, working capital totaled MXN (89.7) billion, primarily as a result of a MXN 69.0 billion increase in short-term financial debt; a MXN 49.0 billion increase in taxes and duties payable; and a MXN 9.6 billion increase in accounts and accrued expenses payable.

In addition, accounts payable to suppliers decreased by MXN 39.1 billion, as a result of the partial payment of existing liabilities as of year-end 2015.

Debt

Total financial debt increased by 21.8%, primarily due to additional financing activities carried out during the second quarter of 2016, and the depreciation of the Mexican peso against the U.S. dollar, from MXN 15.5676 per dollar during the second quarter of 2015 to MXN 18.9113 per dollar during the second quarter of 2016. Total financial debt amounted to MXN 1,819.7 billion or USD 96.2 billion.

During 2016, Petróleos Mexicanos and PMI's (refers to P.M.I. Holdings, B.V., P.M.I. Norteamérica, S.A. de C.V., Pemex Finance Ltd. and Pro-Agroindustria, S.A. de C.V.) total financing activities amounted to MXN 381.7 billion or USD 20.2 billion. Total debt payments made during the period amounted to MXN 180.9 billion or USD 9.6 billion.

PEMEX's financing strategy is intended to take advantage of financial markets with increased liquidity, maximize efficiencies with respect to reference curves, seize opportunities in select markets and maintain a diversified debt maturity profile.

Investment Activities

During the first half of 2016, PEMEX spent MXN 154.0 billion (USD 8.5 billion, at the established average exchange rate for the second quarter of 2016, of MXN 18.0388 = USD 1.00) on investment activities, which represents 75.3% of the total investment budget of MXN 204.4 billion that was programmed for the year. These investments were allocated as follows:

- MXN 137.1 billion to Pemex Exploration and Production (including maintenance expenditures), MXN 19.3 billion of which were allocated to exploration;

- MXN 11.8 billion to Pemex Industrial Transformation;

- MXN 2.8 billion to Pemex Logistics;

- MXN 1.2 billion to Pemex Drilling and Services;

- MXN 0.3 billion to Pemex Ethylene;

- MXN 0.2 billion to Petróleos Mexicanos Corporate; and

- MXN 0.15 billion to Pemex Fertilizers.

Financing Activities

Capital Markets

On June 14, 2016, Petróleos Mexicanos issued the following series of securities for an aggregate amount of CHF 375.0 million in two tranches:

- CHF 225.0 million 1.5% notes due June 2018; and

- CHF 150.0 million 2.375% notes due December 2021.

On July 15, 2016, Petróleos Mexicanos issued bonds for JPY 80.0 billion at 0.54% due July 2026.

Liquidity Management

As of July 28, 2016, Petróleos Mexicanos holds syndicated revolving credit lines for liquidity management in the amounts of USD 4.5 billion and MXN 23.5 billion, of which USD 450.0 million are available.

OTHER RELEVANT INFORMATION 2Q16

Collective Bargaining Agreement

On July 20, 2016, Petróleos Mexicanos and the Petroleum Workers' Union (STPRM, Sindicato de Trabajadores Petroleros de la República Mexicana, for its acronym in Spanish) signed the Collective Bargaining Agreement that will govern labor relations from August 1, 2016 through July 31, 2017, in which they agreed to an increase of 3.17% in ordinary salary.

Corporate Restructure and Appointments

On June 10, 2016, the Board of Directors of Petróleos Mexicanos approved the appointment of Luis Rafael Montanaro Sánchez as the new Director General of the productive State-owned subsidiary Pemex Ethylene. Additionally, the appointment of Manuel Salvador Cruz Flores as Deputy Director of Accounting and Tax in the Corporate Finance Office was approved during this session.

On July 8, 2016, the Board of Directors of Petróleos Mexicanos approved the appointments of Juan Lozano Tovar, as Director General of the productive State-owned subsidiary Pemex Fertilizers; Cutberto Azuara Pavón, as Director of Production at Pemex Industrial Transformation; and Guadalupe Merino Bañuelos as Deputy Director of Strategic Planning and Regulatory Analysis within the Corporate Direction of Planning, Coordination and Performance.

On June 21, 2016, the Board of Directors of P.M.I. Comercio Internacional approved the appointment of Isaac Volin Bolok Portnoy as Director General of said affiliate company of Petróleos Mexicanos.

Regularization of Overdue Payments to Suppliers

On December 31, 2015, PEMEX's overdue accounts payable obligations to

suppliers and contractors totaled MXN 147.0 billion.

During the first half of 2016, PEMEX made payments to 95% of suppliers, for a total amount of MXN 103.0 billion, which represents approximately 70% of original outstanding accounts payable obligations.

Financial Lease Transactions

On June 17, 2016, Pemex Exploration and Production (PEP) obtained approximately USD 1.1 billion in connection with the sale and leaseback of certain infrastructure assets used for oil and gas activities. As part of this transaction, PEP entered into a 15-year financial lease agreement pursuant to which it will retain the operation of these assets and the title and ownership of such assets will revert to PEP at the end of this period following payment of an agreed price.

On July 8, 2016, Pemex Industrial Transformation (TRI for its acronym in Spanish) obtained approximately USD 600.0 million in connection with the sale and leaseback of a plant located in the Madero refinery. As part of this transaction, TRI entered into a 20-year financial lease agreement pursuant to which it will retain the operation of this plant and the title and ownership will revert to TRI at the end of this period following payment of an agreed price.

Downgrade of PEMEX's Long-Term Local Currency Credit Rating

On July 26, 2016, Fitch Ratings downgraded to PEMEX's long-term local currency rating, from A- to BBB+, following the adjustment made to Mexico's local currency rating on July 22, 2016.

The downgrade was a result of updates to sovereign rating criteria, which concluded that Mexico's long-term local currency rating, as well as that of 22 other countries, does not justify an uplift from the long-term foreign currency rating.

TAX CREDITS OR DEBITS

In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified PEP of the results of its review of PEP's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that PEP owed additional taxes totaling MXN 4,575,208,026 (of which PEP was notified on September 22, 2010). On November 30, 2010, PEP filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the Primera Sección de la Sala Superior (First Section of the Superior Court) of the Tax and Administrative Federal Court requested the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, a judgment was issued validating the resolution issued by the Tax Management Service. PEP filed an amparo against it (file No. 402/2016) before the Segundo Tribunal Colegiado en Materia Administrativa del Primer Circuito (Second Administrative Joint Court of the First Circuit) which was admitted on June 1, 2016. As of the date of this report, a final judgment is still pending.

On September 19, 2014, the Tax Management Service notified Petróleos Mexicanos (motion No. 900-07-2014-52233 dated September 8, 2014) that it had determined that Petróleos Mexicanos owed MXN 3,581,878,359 for allegedly failing to properly withhold income taxes on interest payments to foreign residents during 2008, which were based on a 4.9% rate instead of a 28% rate. On November 3, 2014, Petróleos Mexicanos filed a motion to revoke the Tax Management Service's assessment, which was granted. The Tax Management Service issued a new resolution stating it had determined that Petróleos Mexicanos owed MXN 23,261,127. Petróleos Mexicanos filed an administrative claim which was admitted on March 8, 2016 and the procedure suspended. On May 20, 2016, the Tax Management Service responded this claim and on June 27, 2016, Petróleos Mexicanos filed its pleadings.

In February 2010, the Tax Management Service notified PR of the results of its review of PR's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified PR that it owed approximately MXN 1,553,371,704 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the Sala Superior (Superior

Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, a judgment was issued validating the resolution issued by the Tax Management Service. An amparo against it was filed before the Second Administrative Joint Court of the First Circuit which was admitted on June 1, 2016. As of the date of this report, a final judgment is still pending.

On July 10, 2015, the Local Treasury of Minatitlán, Veracruz determined that PR owed MXN 2,531,040,000 for property taxes from 2010 to 2015 related to the "General Lázaro Cárdenas" refinery. PR filed an amparo against this determination (no. 863/2015-V) before the Juzgado Décimo de Distrito (Tenth District Court) in Veracruz, which was granted. On Abril 26, 2016, a dismissal of this action was filed due to the suspension granted under the administrative claim mentioned below. PR also filed an administrative claim against this determination, which was admitted by the Court on August 6, 2015 and the trial was suspended. The defendant filed a motion seeking to dismiss the administrative claim due to the amparo filed by PR. On September 9, 2015, the Court informed that this motion will be analyzed when a judgment is to be issued. A hearing will be held on August 2016. As of the date of this report, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

Internal control [text block]

Disclosure of critical performance measures and indicators that management uses to evaluate entity's performance against stated objectives [text block]

			Change	
	30/06/2015	**30/06/2016**	**%**	**Amount**
Mexican crude oil basket (USD/b)	52.92	36.69	-30.7%	(16.23)
Regular gasoline in the USCGM (USD¢/gal)	185.17	142.27	-23.2%	(42.89)

LPG price by Decree (MXN/kilo)	9.41	8.42	-10.6%	(0.99)
International reference LPG (MXN/kilo)	6.58	7.04	7.0%	0.46
Natural gas (Henry Hub) (USD/MMBtu)	2.73	2.13	-21.8%	(0.60)
MXN per USD	15.5676	18.9113	21.5%	3.34

Ratios	2Q15	2Q16
Net Income (Loss) / Total Sales	-0.27	-0.33
Income before Taxes and Duties / Total Sales	0.04	-0.06
Taxes and Duties / Total Sales	0.31	0.27
Net Income (Loss) / Equity	0.06	0.06
Income before Taxes and Duties / Total Assets	0.006	-0.007
Net Income (Loss) / Total Assets	-0.05	-0.04

[110000] General information about financial statements

Ticker:	PEMEX
Period covered by financial statements:	2016-06-30 al 2016-01-01
Date of end of reporting period:	2016-06-30
Name of reporting entity or other means of **identification**:	PEMEX
Description of presentation currency:	MXN
Level of rounding used in financial statements:	MILES DE PESOS
Consolidated:	Si
Number of quarter:	2
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:	
Description of **nature of financial statements:**	

Disclosure of general information about financial statements [text block]

Follow-up of analysis [text block]

[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2016-06-30	Close Previous Exercise 2015-12-31
Statement of financial position [abstract]		
Assets [abstract]		
Current assets [abstract]		
Cash and cash equivalents	186,311,030,000	109,368,880,000
Trade and other current receivables	195,849,058,000	79,245,821,000
Current tax assets, current	0	0
Other current financial assets	4,218,819,000	1,601,106,000
Current inventories	48,983,940,000	43,770,928,000
Current biological assets	0	0
Other current non-financial assets	0	0
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	435,362,847,000	233,986,735,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	6,665,423,000	33,213,762,000
Total current assets	442,028,270,000	267,200,497,000
Non-current assets [abstract]		
Trade and other non-current receivables	0	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	15,037,987,000	13,191,468,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	24,878,727,000	24,165,599,000
Property, plant and equipment	1,455,052,213,000	1,344,483,631,000
Investment property	0	0
Goodwill	0	0
Intangible assets other than goodwill	64,153,900,000	71,712,621,000
Deferred tax assets	54,382,065,000	54,900,384,000
Other non-current non-financial assets	0	0
Total non-current assets	1,613,504,892,000	1,508,453,703,000
Total assets	2,055,533,162,000	1,775,654,200,000
Equity and liabilities [abstract]		
Liabilities [abstract]		
Current liabilities [abstract]		
Trade and other current payables	128,214,388,000	167,314,243,000
Current tax liabilities, current	92,060,439,000	43,046,716,000
Other current financial liabilities	288,641,115,000	219,809,355,000
Other current non-financial liabilities	22,837,229,000	13,237,407,000
Current provisions [abstract]		
Current provisions for employee benefits	0	0
Other current provisions	0	0
Total current provisions	0	0
Total current liabilities other than liabilities included in disposal groups classified as held for sale	531,753,171,000	443,407,721,000
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	531,753,171,000	443,407,721,000
Non-current liabilities [abstract]		
Trade and other non-current payables	0	0
Current tax liabilities, non-current	0	0
Other non-current financial liabilities	1,558,215,974,000	1,300,873,167,000
Other non-current non-financial liabilities	11,699,393,000	8,288,139,000
Non-current provisions [abstract]		
Non-current provisions for employee benefits	1,311,771,576,000	1,279,385,441,000
Other non-current provisions	79,288,273,000	73,191,796,000
Total non-current provisions	1,391,059,849,000	1,352,577,237,000

Concept	Close Current Quarter 2016-06-30	Close Previous Exercise 2015-12-31
Deferred tax liabilities	5,004,860,000	2,183,834,000
Total non-current liabilities	2,965,980,076,000	2,663,922,377,000
Total liabilities	3,497,733,247,000	3,107,330,098,000
Equity [abstract]		
Issued capital	264,835,426,000	238,335,426,000
Share premium	0	0
Treasury shares	0	0
Retained earnings	(1,409,777,829,000)	(1,264,241,629,000)
Other reserves	(297,597,874,000)	(306,022,973,000)
Total equity attributable to owners of parent	(1,442,540,277,000)	(1,331,929,176,000)
Non-controlling interests	340,192,000	253,278,000
Total equity	(1,442,200,085,000)	(1,331,675,898,000)
Total equity and liabilities	2,055,533,162,000	1,775,654,200,000

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2016-01-01 - 2016-06-30	Accumulated Previous Year 2015-01-01 - 2015-06-30	Quarter Current Year 2016-04-01 - 2016-06-30	Quarter Previous Year 2015-04-01 - 2015-06-30
Profit or loss [abstract]				
Profit (loss) [abstract]				
Revenue	480,698,515,000	588,362,881,000	255,709,275,000	308,863,634,000
Cost of sales	256,928,795,000	413,077,578,000	94,512,140,000	218,574,573,000
Gross profit	223,769,720,000	175,285,303,000	161,197,135,000	90,289,061,000
Distribution costs	13,223,291,000	17,750,843,000	6,997,583,000	8,516,149,000
Administrative expenses	55,056,669,000	57,492,567,000	28,133,665,000	28,825,249,000
Other income	3,626,083,000	9,635,513,000	3,421,138,000	5,498,665,000
Other expense	3,931,072,000	7,318,661,000	5,401,574,000	4,520,333,000
Profit (loss) from operating activities	155,184,771,000	102,358,745,000	124,085,451,000	53,925,995,000
Finance income	13,144,263,000	8,629,867,000	1,786,740,000	4,585,839,000
Finance costs	180,015,717,000	96,775,247,000	140,771,754,000	46,538,013,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	(711,162,000)	1,207,444,000	(496,111,000)	1,168,144,000
Profit (loss) before tax	(12,397,845,000)	15,420,809,000	(15,395,674,000)	13,141,965,000
Tax income (expense)	133,080,828,000	200,597,165,000	68,070,485,000	97,772,036,000
Profit (loss) from continuing operations	(145,478,673,000)	(185,176,356,000)	(83,466,159,000)	(84,630,071,000)
Profit (loss) from discontinued operations	0	0	0	0
Profit (loss)	(145,478,673,000)	(185,176,356,000)	(83,466,159,000)	(84,630,071,000)
Profit (loss), attributable to [abstract]				
Profit (loss), attributable to owners of parent	(145,536,200,000)	(185,050,599,000)	(83,489,174,000)	(84,572,298,000)
Profit (loss), attributable to non-controlling interests	57,527,000	(125,757,000)	23,015,000	(57,773,000)
Earnings per share [text block]				
Earnings per share [abstract]				
Earnings per share [line items]				
Basic earnings per share [abstract]				
Basic earnings (loss) per share from continuing operations	0	0	0	0
Basic earnings (loss) per share from discontinued operations	0	0	0	0
Total basic earnings (loss) per share	0	0	0	0
Diluted earnings per share [abstract]				
Diluted earnings (loss) per share from continuing operations	0	0	0	0
Diluted earnings (loss) per share from discontinued operations	0	0	0	0
Total diluted earnings (loss) per share	0	0	0	0

[410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2016-01-01 - 2016-06-30	Accumulated Previous Year 2015-01-01 - 2015-06-30	Quarter Current Year 2016-04-01 - 2016-06-30	Quarter Previous Year 2015-04-01 - 2015-06-30
Statement of comprehensive income [abstract]				
Profit (loss)	(145,478,673,000)	(185,176,356,000)	(83,466,159,000)	(84,630,071,000)
Other comprehensive income [abstract]				
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax [abstract]				
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	0	0	0	0
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	(43,831,000)	0	(52,518,000)	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	(43,831,000)	0	(52,518,000)	0
Components of other comprehensive income that will be reclassified to profit or loss, net of tax [abstract]				
Exchange differences on translation [abstract]				
Gains (losses) on exchange differences on translation, net of tax	8,438,281,000	5,002,067,000	9,237,397,000	(956,235,000)
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	8,438,281,000	5,002,067,000	9,237,397,000	(956,235,000)
Available-for-sale financial assets [abstract]				
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	60,036,000	(547,710,000)	72,109,000	(493,121,000)
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	60,036,000	(547,710,000)	72,109,000	(493,121,000)
Cash flow hedges [abstract]				
Gains (losses) on cash flow hedges, net of tax	0	0	0	0
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	0	0	0	0
Hedges of net investment in foreign operations [abstract]				
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options [abstract]				
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts [abstract]				
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads [abstract]				
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0

Concept	Accumulated Current Year 2016-01-01 - 2016-06-30	Accumulated Previous Year 2015-01-01 - 2015-06-30	Quarter Current Year 2016-04-01 - 2016-06-30	Quarter Previous Year 2015-04-01 - 2015-06-30
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will be reclassified to profit or loss, net of tax	8,498,317,000	4,454,357,000	9,309,506,000	(1,449,356,000)
Total other comprehensive income	8,454,486,000	4,454,357,000	9,256,988,000	(1,449,356,000)
Total comprehensive income	(137,024,187,000)	(180,721,999,000)	(74,209,171,000)	(86,079,427,000)
Comprehensive income attributable to [abstract]				
Comprehensive income, attributable to owners of parent	(137,111,101,000)	(180,605,905,000)	(74,258,014,000)	(86,030,013,000)
Comprehensive income, attributable to non-controlling interests	86,914,000	(116,094,000)	48,843,000	(49,414,000)

[520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2016-01-01 - 2016-06-30	Accumulated Previous Year 2015-01-01 - 2015-06-30
Statement of cash flows [abstract]		
Cash flows from (used in) operating activities [abstract]		
Profit (loss)	(145,478,673,000)	(185,176,356,000)
Adjustments to reconcile profit (loss) [abstract]		
Discontinued operations	0	0
Adjustments for income tax expense	0	0
Adjustments for finance costs	0	0
Adjustments for depreciation and amortisation expense	63,920,586,000	77,652,400,000
Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	(99,024,380,000)	(3,013,120,000)
Adjustments for provisions	1,129,200,000	611,130,000
Adjustments for unrealised foreign exchange losses (gains)	122,761,003,000	48,685,862,000
Adjustments for share-based payments	0	0
Adjustments for fair value losses (gains)	0	0
Adjustments for undistributed profits of associates	0	0
Adjustments for losses (gains) on disposal of non-current assets	0	0
Participation in associates and joint ventures	711,162,000	(1,207,444,000)
Adjustments for decrease (increase) in inventories	(4,538,307,000)	3,837,613,000
Adjustments for decrease (increase) in trade accounts receivable	(83,199,786,000)	(5,779,617,000)
Adjustments for decrease (increase) in other operating receivables	(4,203,491,000)	(2,419,336,000)
Adjustments for increase (decrease) in trade accounts payable	(39,099,855,000)	(57,608,798,000)
Adjustments for increase (decrease) in other operating payables	7,562,387,000	6,556,187,000
Other adjustments for non-cash items	0	0
Other adjustments for which cash effects are investing or financing cash flow	60,153,154,000	48,603,772,000
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile profit (loss)	0	0
Total adjustments to reconcile profit (loss)	26,171,673,000	115,918,649,000
Net cash flows from (used in) operations	(119,307,000,000)	(69,257,707,000)
Dividends paid	0	0
Dividends received	0	0
Interest paid	(43,146,606,000)	(29,812,466,000)
Interest received	0	0
Income taxes refund (paid)	(49,013,723,000)	1,460,781,000
Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	(27,146,671,000)	(40,906,022,000)
Cash flows from (used in) investing activities [abstract]		
Cash flows from losing control of subsidiaries or other businesses	0	0
Cash flows used in obtaining control of subsidiaries or other businesses	0	30,768,000
Other cash receipts from sales of equity or debt instruments of other entities	0	0
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	0	0
Other cash payments to acquire interests in joint ventures	0	0
Proceeds from sales of property, plant and equipment	0	0
Purchase of property, plant and equipment	56,288,994,000	100,325,322,000
Proceeds from sales of intangible assets	0	0
Purchase of intangible assets	0	0
Proceeds from sales of other long-term assets	0	0
Purchase of other long-term assets	0	0
Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for future contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from future contracts, forward contracts, option contracts and swap contracts	0	0

Concept	Accumulated Current Year 2016-01-01 - 2016-06-30	Accumulated Previous Year 2015-01-01 - 2015-06-30
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	(5,174,660,000)	(2,276,346,000)
Net cash flows from (used in) investing activities	(61,463,654,000)	(102,632,436,000)
Cash flows from (used in) financing activities [abstract]		
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity's shares	0	0
Payments of other equity instruments	0	0
Proceeds from borrowings	352,152,814,000	228,348,282,000
Repayments of borrowings	180,923,641,000	97,823,096,000
Payments of finance lease liabilities	0	0
Proceeds from government grants	26,500,000,000	10,000,000,000
Dividends paid	0	0
Interest paid	39,077,096,000	26,972,882,000
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	0	0
Net cash flows from (used in) financing activities	158,652,077,000	113,552,304,000
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	70,041,752,000	(29,986,154,000)
Effect of exchange rate changes on cash and cash equivalents [abstract]		
Effect of exchange rate changes on cash and cash equivalents	6,900,398,000	3,256,510,000
Net increase (decrease) in cash and cash equivalents	76,942,150,000	(26,729,644,000)
Cash and cash equivalents at beginning of period	109,368,880,000	117,988,527,000
Cash and cash equivalents at end of period	186,311,030,000	91,258,883,000

[610000] Statement of changes in equity - Year Current

	Components of equity [axis]								
Sheet 1 of 3	Issued capital [member]	Share premium [member]	Treasury shares [member]	Retained earnings [member]	Revaluation surplus [member]	Reserve of exchange differences on translation [member]	Reserve of cash flow hedges [member]	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments [member]	Reserve of change in value of time value of options [member]
Statement of changes in equity [line items]									
Equity at beginning of period	238,335,426,000	0	0	(1,264,241,629,000)	0	29,550,360,000	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	(145,536,200,000)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	8,408,894,000	0	0	0
Total comprehensive income	0	0	0	(145,536,200,000)	0	8,408,894,000	0	0	0
Issue of equity	26,500,000,000	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	26,500,000,000	0	0	(145,536,200,000)	0	8,408,894,000	0	0	0
Equity at end of period	264,835,426,000	0	0	(1,409,777,829,000)	0	37,959,254,000	0	0	0

Sheet 7 of 3	Components of equity [axis]								
	Reserve of change in value of forward elements of forward contracts [member]	Reserve of change in value of foreign currency basis spreads [member]	Reserve of gains and losses on remeasuring available-for-sale financial assets [member]	Reserve of share-based payments [member]	Reserve of remeasurements of defined benefit plans [member]	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale [member]	Reserve of gains and losses from investments in equity instruments [member]	Reserve of change in fair value of financial liability attributable to change in credit risk of liability [member]	Reserve for catastrophe [member]
Statement of changes in equity [line items]									
Equity at beginning of period	0	0	(5,771,947,000)	0	(329,801,386,000)	0	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	60,036,000	0	(43,831,000)	0	0	0	0
Total comprehensive income	0	0	60,036,000	0	(43,831,000)	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	60,036,000	0	(43,831,000)	0	0	0	0
Equity at end of period	0	0	(5,711,911,000)	0	(329,845,217,000)	0	0	0	0

Sheet 3 of 3	Components of equity [axis]						
	Reserve for equalisation [member]	Reserve of discretionary participation features [member]	Other comprehensive income [member]	Other reserves [member]	Equity attributable to owners of parent [member]	Non-controlling interests [member]	Equity [member]
Statement of changes in equity [line items]							
Equity at beginning of period	0	0	0	(306,022,973,000)	(1,331,929,176,000)	253,278,000	(1,331,675,898,000)
Changes in equity [abstract]							
Comprehensive income [abstract]							
Profit (loss)	0	0	0	0	(145,536,200,000)	57,527,000	(145,478,673,000)
Other comprehensive income	0	0	0	8,425,099,000	8,425,099,000	29,387,000	8,454,486,000
Total comprehensive income	0	0	0	8,425,099,000	(137,111,101,000)	86,914,000	(137,024,187,000)
Issue of equity	0	0	0	0	26,500,000,000	0	26,500,000,000
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	8,425,099,000	(110,611,101,000)	86,914,000	(110,524,187,000)
Equity at end of period	0	0	0	(297,597,874,000)	(1,442,540,277,000)	340,192,000	(1,442,200,085,000)

[610000] Statement of changes in equity - Year Previous

Sheet 1 of 3	Components of equity [axis]								
	Issued capital [member]	Share premium [member]	Treasury shares [member]	Retained earnings [member]	Revaluation surplus [member]	Reserve of exchange differences on translation [member]	Reserve of cash flow hedges [member]	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments [member]	Reserve of change in value of time value of options [member]
Statement of changes in equity [line items]									
Equity at beginning of period	178,335,426,000	0	0	(551,806,632,000)	0	16,320,433,000	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	(185,050,599,000)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	4,992,404,000	0	0	0
Total comprehensive income	0	0	0	(185,050,599,000)	0	4,992,404,000	0	0	0
Issue of equity	10,000,000,000	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	10,000,000,000	0	0	(185,050,599,000)	0	4,992,404,000	0	0	0
Equity at end of period	188,335,426,000	0	0	(736,857,231,000)	0	21,312,837,000	0	0	0

Sheet 2 of 3	Components of equity [axis]								
	Reserve of change in value of forward elements of forward contracts [member]	Reserve of change in value of foreign currency basis spreads [member]	Reserve of gains and losses on remeasuring available-for-sale financial assets [member]	Reserve of share-based payments [member]	Reserve of remeasurements of defined benefit plans [member]	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale [member]	Reserve of gains and losses from investments in equity instruments [member]	Reserve of change in fair value of financial liability attributable to change in credit risk of liability [member]	Reserve for catastrophe [member]
Statement of changes in equity [line items]									
Equity at beginning of period	0	0	2 565 631 000	0	408 349 268 000	0	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(547 710 000)	0	0	0	0	0	0
Total comprehensive income	0	0	(547 710 000)	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(547 710 000)	0	0	0	0	0	0
Equity at end of period	0	0	(3 113 341 000)	0	(408 349 268 000)	0	0	0	0

Sheet 3 of 3	Components of equity [axis]						
	Reserve for equalisation [member]	Reserve of discretionary participation features [member]	Other comprehensive income [member]	Other reserves [member]	Equity attributable to owners of parent [member]	Non-controlling interests [member]	Equity [member]
Statement of changes in equity [line items]							
Equity at beginning of period	0	0	0	(394,594,466,000)	(768,065,672,000)	344,818,000	(767,720,854,000)
Changes in equity [abstract]							
Comprehensive income [abstract]							
Profit (loss)	0	0	0	0	(185,050,599,000)	(125,757,000)	(185,176,356,000)
Other comprehensive income	0	0	0	4,444,694,000	4,444,694,000	9,663,000	4,454,357,000
Total comprehensive income	0	0	0	4,444,694,000	(180,605,905,000)	(116,094,000)	(180,721,999,000)
Issue of equity	0	0	0	0	10,000,000,000	0	10,000,000,000
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	4,444,694,000	(170,605,905,000)	(116,094,000)	(170,721,999,000)
Equity at end of period	0	0	0	(390,149,772,000)	(938,671,577,000)	228,724,000	(938,442,853,000)

[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2016-06-30	Close Previous Exercise 2015-12-31
Informative data of the Statement of Financial Position [abstract]		
Capital stock (nominal)	264,835,426,000	238,335,426,000
Restatement of capital stock	0	0
Plan assets for pensions and seniority premiums	3,039,595,000	5,228,909,000
Number of executives	0	0
Number of employees	131,822	138,391
Number of workers	0	0
Outstanding shares	0	0
Repurchased shares	0	0
Restricted cash	9,873,383,741,000	9,246,772,000
Guaranteed debt of associated companies	0	0

[700002] Informative data about the Income statement

Concept	Accumulated Current Year 2016-01-01 - 2016-06-30	Accumulated Previous Year 2015-01-01 - 2015-06-30	Quarter Current Year 2016-04-01 - 2016-06-30	Quarter Previous Year 2015-04-01 - 2015-06-30
Informative data of the Income Statement [abstract]				
[illegible]	63,920,586,000	77,652,400,000	36,915,835,000	40,681,338,000

[700003] Informative data - Income statement for 12 months

Concept	Current Year 2015-07-01 - 2016-06-30	Previous Year 2014-07-01 - 2015-06-30
Informative data - Income Statement for 12 months [abstract]		
Revenue	1,058,698,103,000	(1,359,086,492,000)
Profit (loss) from operating activities	207,213,108,000	(365,579,188,000)
Profit (loss)	(672,869,714,000)	362,145,034,000
Profit (loss), attributable to owners of parent	(672,920,599,000)	362,470,463,000
Operating depreciation and amortization	154,219,437,000	(147,553,111,000)

[800001] Breakdown of credits

Institutions [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
Banks [abstract]																
Foreign trade																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured																
APPLE BANK FOR SAV (1) (8) 1	SI	2007-12 19	2017-06-25	0.9399	0	0	0	0	0	0	222 485 000	222 485 000	0	0	0	0
BANCO BILBAO VIZCA (1) (8) 2	SI	2010 12 30	2020-12-30	1.6982	0	0	0	0	0	0	129,091,000	129,091,000	258,183,000	258 183 000	258,183,000	129 091 000
BANK OF AMERICA N. (1) (8)-3	SI	2011-12 29	2022-03-30	1.1909	0	0	0	0	0	0	189 113 000	189,113,000	378,226,000	378 226 000	378,226,000	743 939 000
BNP PARIBAS (1) (8)-4	SI	2008-08-14	2017-06-20	1.0946	0	0	0	0	0	0	222,485,000	222,485,000	0	0	0	0
BNP PARIBAS (1) (8)-5	SI	2008-06-30	2017-06-20	1.0946	0	0	0	0	0	0	444,971,000	444,971,000	0	0	0	0
BNP PAR BAS (1) (8)-6	SI	2010-12-14	2020-12-21	1.2246	0	0	0	0	0	0	378,226,000	378,226,000	756,452,000	756,452,000	756 452 000	378 226 000
CITIBANK INTERNATI (1) (8) 7	SI	2010 12 22	2019-06-24	1 7007	0	0	0	0	0	0	458,536,000	458,536,000	917,073,000	917,073,000	0	0
CITIBANK NA (1) (8)-8	SI	2016-09-30	2026-12-15	1.3864	0	0	0	0	0	0	472,782,000	472,782,000	945 565 000	945 565 000	945 565 000	5 176 991 000
CREDIT AGRICOLE CI (1) (8) 9	SI	2006-11-30	2017-02-25	0.9111	0	0	0	0	0	0	31,271,000	31,271,000	0	0	0	0
CREDIT AGRICOLE CI (1) (8) 10	SI	2016-09-30	2026-12-15	1.3864	0	0	0	0	0	0	449,143,000	449,143,000	898,286,000	898 286 000	898 286 000	4 918 241 000
EXPORT DEVELOPMENT (1) (7) 11	S	2014-03-21	2018-03-21	2.351	0	0	0	0	0	0	0	0	5,672,790,000	0	0	0
EXPORT DEVELOPMENT (1) (8)-12	S	2012-07-18	2017-07-18	2.3491	0	0	0	0	0	0	0	0	5,658,584,000	0	0	0
EXPORT DEVELOPMENT (1) (8)-13	S	2010-08-11	2020-09-11	1.2049	0	0	0	0	0	0	472 782 000	472 782 000	945,565,000	945,565,000	945 565 000	472,782,000
EXPORT DEVELOPMENT (1) (8)-14	SI	2016-05-31	2021-05-31	2.297	0	0	0	0	0	0	0	0	0	0	0	5,673,023,000
EXPORT IMPORT BANK (1) (7)-15	SI	2009-07-14	2019-12-20	3.81	0	0	0	0	0	0	992,843,000	992,843,000	1,985,686,000	1,985,686,000	992,843,000	0
EXPORT IMPORT BANK (1) (7)-16	S	2011-12-28	2021-12-30	2.45	0	0	0	0	0	0	283,669,000	283,669,000	283,669,000	567,339,000	851,008,000	850,799,000
HSBC BANK PLC (1) (7) 17	S	2008-08-05	2017-03-30	3.48	0	0	0	0	0	0	114,212,000	114,212,000	0	0	0	0
HSBC BANK PLC (1) (7) 18	S	2006-02-06	2017-06-26	5.45	0	0	0	0	0	0	4,674,000	4,674,000	0	0	0	0
HSBC BANK PLC (1) (8) 19	S	2005-11-14	2017-06-30	1.0682	0	0	0	0	0	0	56,431,000	56,431,000	0	0	0	0
HSBC BANK PLC (1) (8) 20	SI	2010-06-30	2019-07-22	1.4891	0	0	0	0	0	0	56,409,000	56,409,000	112,818,000	112,818,000	56,409,000	0
HSBC BANK PLC (1) (8) 21	SI	2010-04-29	2020-03-31	1.6139	0	0	0	0	0	0	127,205,000	127,205,000	254,410,000	254,410,000	254,410,000	0
HSBC BANK PLC (1) (8) 22	SI	2010-04-16	2020-04-16	1.6492	0	0	0	0	0	0	99,764,000	99,764,000	199,528,000	199,528,000	199,528,000	0
HSBC BANK PLC (1) (8) 23	SI	2011-09-23	2021-06-30	1.5732	0	0	0	0	0	0	77,352,000	77,352,000	154,704,000	154,704,000	154,704,000	161 360 000
ING CAPITAL LLC (1) (8) 24	SI	2008-06-13	2017-06-20	1.0746	0	0	0	0	0	0	111,242,000	111,242,000	0	0	0	0
JAPAN BANK FOR INT (3) (7) 25	SI	2004-10-03	2017-08-03	1.56	0	0	0	0	0	0	47,898,000	47,898,000	0	0	0	0
JAPAN BANK FOR INT (3) (7) 26	SI	2004-10-03	2017-08-03	1.86	0	0	0	0	0	0	1,990,000	1,989,000	0	0	0	0
JAPAN BANK FOR INT (3) (7) 27	SI	2004-10-03	2017-08-03	1.96	0	0	0	0	0	0	259,067,000	259,064,000	0	0	0	0
JAPAN BANK FOR INT (3) (7) 28	SI	2004-10-03	2017-08-03	2.06	0	0	0	0	0	0	27,669,000	27,668,000	0	0	0	0
JAPAN BANK FOR INT (3) (7) 29	SI	2004-10-03	2017-08-03	2.16	0	0	0	0	0	0	115,634,000	115,624,000	0	0	0	0
JAPAN BANK FOR INT (3) (7)-30	SI	2004-10-03	2017-08-03	2.36	0	0	0	0	0	0	77,117,000	77,114,000	0	0	0	0
JAPAN BANK FOR INT (3) (7)-31	SI	2004-10-03	2017-08-03	2.56	0	0	0	0	0	0	8,095,000	8,095,000	0	0	0	0
JP MORGAN CHASE BA (1) (8)-32	SI	2008-10-09	2017-06-20	1.0746	0	0	0	0	0	0	166,864,000	166,864,000	0	0	0	0
JP MORGAN CHASE BA (1) (8)-33	SI	2009-08-26	2019-12-20	1.7746	0	0	0	0	0	0	156,927,000	156,927,000	313,854,000	313 854 000	156,927,000	0
JP MORGAN CHASE BA (1) (8)-34	SI	2009-09-28	2019-12 20	1.7746	0	0	0	0	0	0	81 495 000	81,495,000	162,991,000	162,991,000	81,495,000	0
JP MORGAN CHASE BA (1) (8)-35	SI	2009-07-28	2019 12 20	1.7746	0	0	0	0	0	0	45 246 000	45,246,000	90,492,000	90,492,000	45,246,000	0
JP MORGAN CHASE BA (1) (8)-36	SI	2010-12-13	2020 12 21	1.2246	0	0	0	0	0	0	189,113,000	189,113,000	378,226,000	378,226,000	378,226,000	189,113,000
JP MORGAN CHASE BA (1) (8)-37	SI	2011-12 23	2021-12-30	1.1382	0	0	0	0	0	0	378,226,000	378,226,000	756,452,000	756,452,000	756,452,000	1,114,333,000
JP MORGAN CHASE BA (1) (8)-38	SI	2011-12 23	2021-12-30	1.2982	0	0	0	0	0	0	94,556,000	94,556,000	189,113,000	189,113,000	189,113,000	278,465,000
MIZUHO BANK LTD (1) (8)-39	SI	2009-06-15	2018-12-14	1.3654	0	0	0	0	0	0	709,173,000	709,173,000	1,418,347,000	709,173,000	0	0
MIZUHO BANK LTD (1) (8)-40	SI	2010-03-25	2020-03-24	2.6149	0	0	0	0	0	0	667 474,000	667,474,000	1,334,948,000	1,334,948,000	1,334,864,000	0
PRIVATE EXPORT FUN (1) (8)-41	SI	2010-12-14	2020-12-21	1.2246	0	0	0	0	0	0	189,113,000	189 113 000	378,226,000	378,226,000	378,226,000	189 113 000
SOCIETE GENERALE (1) (7)-42	SI	2006-03-02	2017-02-13	4.77	0	0	0	0	0	0	234,039,000	234,039,000	0	0	0	0
SOCIETE GENERALE (1) (8)-43	SI	2005-11-30	2017-02-13	1.3079	0	0	0	0	0	0	68,047,000	68,047,000	0	0	0	0

Institut on [ax s]	Fore gn nst tut on (yes/no)	Contract s gn ng date	Exp rat on date	Interest rate	Denom n on [ax s]											
					Domest c urrency [member]						Fore gn cu rrency [member]					
					T m e nterva [ax s]						T me interva [ax s]					
					Current year [member]	Until 1 year [member]	Unt l 2 years [member]	U t l 3 years [member]	Until 4 years [member]	U t l 5 years or more [member]	Current year [member]	Until 1 year [member]	Unt l 2 years [member]	Unt l 3 years [member]	Unt l 4 years [member]	Unt l 5 years or more [member]
SOC ETE GENERALE (1) (8)-44	S	2010-01-13	2017-02-13	0 9829	0	0	0	0	0	0	33,132,000	33,132,000	0	0	0	0
SOCIETE GENERALE (1) (8)-45	S	2006-03-02	2017-02-13	0.9829	0	0	0	0	0	0	130,258,000	130,258,000	0	0	0	0
SOCIETE GENERALE (1) (8)-46	S	2010-12-13	2020-12-21	1.2146	0	0	0	0	0	0	189,113,000	189,113,000	378 226 000	378 226 000	378 226 000	189,113,000
THE EXPORT-IMPORT (1) (7)-47	S	2005-07-12	2017-02-13	4 77	0	0	0	0	0	0	80,118 000	80,118 000	0	0	0	0
INT DEV NO PAG-48	NO	2016-01-01	2016-12-31		0	0	0	0	0	0	221 412 000	0	0	0	0	0
TOTAL	NO				0	0	0	0	0	0	9 566 462 000	9 345 032 000	24 822 41[illegible] 000	13 065 536 000	10 389 754 000	20 464 579 000
Commerc al banks																
BANCO NBURSA SA I (2) (7)-49	NO	2016-04-18	2023-03-16	5 11	0	0	0	0	0	0	0	0	0	0	0	10 445 665 000
BANCO MERCANTIL DE (6) (11)-50	NO	2014-12-23	2026-03-19	5 0598	487 804 000	487,804,000	975 609 000	975 609 000	975 609 000	4 556 553 000	0	0	0	0	0	0
BANCO NAC DE OBRAS (6) (11)-51	NO	2016-03-28	2017-03-28	4 4142	0	9,700,000,000	0	0	0	0	0	0	0	0	0	0
BANCO NAC ONAL DE (1) (7) 52	S	2003-06-26	2018-02-07	5.44	0	0	0	0	0	0	189 113 000	189.113 000	189 113 000	189 113 000	0	0
BANCO NAC ONAL DE (6) (11)-53	NO	2016-03-17	2017-03-17	4.6237	0	3 300 000 000	0	0	0	0	0	0	0	0	0	0
BANCO SANTANDER SA (6) (11)-54	NO	2016-06-29	2016-07-29	4 7131	3,500,000,000	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER SA (1) (8) 55	S	2015-02-17	2020-02-17	1 3	0	0	0	0	0	0	0	0	0	0	37 558 690 000	0
BBVA BANCOMER SA (6) (11)-56	NO	2016-06-29	2016-07-29	4.6685	20,000,000,000	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11)-57	NO	2016-05-02	2017-01-27	4.6616	0	7 000 000 000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11)-58	NO	2015-07-10	2023-09-29	5 471	0	0	600,000,000	800,000,000	1,000,000,000	2,538,447,000	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11)-59	NO	2014-12-19	2026-02-01	5.1356	243,902,000	243 902 000	487,804,000	487,804,000	487,804,000	2,278,328,000	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11)-60	NO	2014-12 19	2026-02-01	5.4356	0	0	0	0	0	4,950,254 000	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11)-61	NO	2015-10-07	2025-07-07	5.065	900,000,000	900 000 000	1.800 000 000	1 800 000 000	1,800,000,000	9,273,281 000	0	0	0	0	0	0
CRED T AGR COLE C (1) (8)-62	SI	2015-06-02	2016-07-20	1.3	0	0	0	0	0	0	8,510,085,000	0	0	0	0	0
CRED T AGR COLE C (1) (8)-63	SI	2016-06-22	2016-07-22	1.3	0	0	0	0	0	0	18,911,300,000	0	0	0	0	0
CRED T AGR COLE C (1) (8)-64	SI	2015-09-15	2016-07-26	1.3	0	0	0	0	0	0	16,129,040,000	0	0	0	0	0
CRED T AGRICOLE CI (1) (8)-65	S	2015-08-14	2016-07-25	1.25	0	0	0	0	0	0	4 727 825,000	0	0	0	0	0
CREDIT AGRICOLE CI (1) (8)-66	S	2015-08-14	2016-07-25	1 3	0	0	0	0	0	0	4,727,825,000	0	0	0	0	0
CREDIT AGRICOLE CI (1) (8)-67	S	2014-03-20	2016-07-29	1.27	0	0	0	0	0	0	18,911,300,000	0	0	0	0	0
CREDIT AGRICOLE CI (1) (8)-68	S	2016-06-30	2016-07-29	1.32	0	0	0	0	0	0	11,914,119,000	0	0	0	0	0
CREDIT AGRICOLE CI (1) (8)-69	S	2016-08-28	2016-08-30	1 74	0	0	0	0	0	0	2,269,356,000	0	0	0	0	0
EXPORT DEVELOPMENT (1) (8) 70	S	2011-12-29	2016-12-29	1.8869	0	0	0	0	0	0	3,772,535,000	0	0	0	0	0
HSBC MEXICO SA INS (6) (11) 71	NO	2011-12-29	2016-12-29	4.6425	1,163 444 000	0	0	0	0	0	0	0	0	0	0	0
HSBC MEXICO SA INS (6) (11)-72	NO	2015 10 22	2022-10-14	5.265	0	0	0	625,000,000	1,250,000,000	3,065,590,000	0	0	0	0	0	0
HSBC MEXICO SA INS (6) (11)-73	NO	2014-07-29	2024-07-25	5.065	1 300,000,000	1,300,000,000	2,600,000,000	2,600,000,000	2,600,000,000	10,917,907,000	0	0	0	0	0	0
HSBC MEXICO SA INS (6) (11)-74	NO	2014-09-09	2024-07-25	5.065	200,000,000	200,000,000	400,000,000	400,000,000	400,000,000	1 612 942,000	0	0	0	0	0	0
NACIONAL FINANC ER (6) (11)-75	NO	2016-03-17	2017-03-17	4.6316	0	2,000,000,000	0	0	0	0	0	0	0	0	0	0
NAC ONAL F NANC ER (6) (7)-76	NO	2012-12-21	2022-12-21	6.55	0	0	0	0	0	1.998 966 000	0	0	0	0	0	0
BANCO SANTANDER (1) (7) 77	S	2015-04-08	2018-03-08	1.79	0	0	0	0	0	0	0	0	0	4 727 825 000	0	0
MIZUHO BANK LTD (1) (7)-78	S	2016-06-27	2016-05-07	1 3162	0	0	0	0	0	0	1 891,130,000	0	0	0	0	0
CREDIT AGR COLE CI (1) (7)-79	S	2016-02-06	2016-07-14	1 6559	0	0	0	0	0	0	8,131,859,000	0	0	0	0	0
BANK OF NOVA SCOTI (1) (7)-80	S	2016-02-06	2016-01-07	1.2189	0	0	0	0	0	0	1,891,130,000	0	0	0	0	0
BANCO SANTANDER (1) (7)-81	S	2016-02-06	2016-01-07	1.2189	0	0	0	0	0	0	1,891,130,000	0	0	0	0	0
NAC ONAL F NANC ER (1) (8)-82	NO	2014-12-17	2017-12-18	1 4	0	0	0	0	0	0	0	0	4 265 079 000	0	0	0
NACIONAL FINANCIER (1) (8)-83	NO	2015-06-05	2017 12 18	1 4	0	0	0	0	0	0	0	0	945,565,000	0	0	0
NACIONAL FINANCIER (1) (8)-84	NO	2015-12-14	2017-12-18	1.4	0	0	0	0	0	0	0	0	2,118,065,000	0	0	0
BANAMEX (1) (7)-85	NO	2011-11-05	2021-11-05	5 28	0	0	0	0	0	0	37,100,000	38,091,000	79,259,000	83,547,000	88,067,000	84,907,000
BANAMEX (1) (7)-86	NO	2012-03-27	2022-01-27	3 8	0	0	0	0	0	0	35,424,000	36,153,000	74,385,000	77,304,000	80,330,000	133,673,000
BANAMEX (1) (7)-87	NO	2013-02-28	2023-07-02	3 8	0	0	0	0	0	0	30,609,000	31,250,000	64,284,000	66,806,000	69,445,000	198,698,000
BANAMEX (1) (7)-88	NO	2013-02-28	2023-07-02	3 8	0	0	0	0	0	0	30,609,000	31,250,000	64,284,000	66,806,000	69,445,000	198,698,000
BBVA BANCOMER (1) (7)-89	NO	2012-02-14	2021-12-28	3 5	0	0	0	0	0	0	31,829,000	32,138,000	66,583,000	68,983,000	71,481,000	108,793,000
BBVA BANCOMER (1) (7)-90	NO	2012-02-14	2021-12-20	3 5	0	0	0	0	0	0	35 571 000	36,287,000	74,410,000	77,092,000	79,871,000	121,889,000
BBVA BANCOMER (1) (7) 91	NO	2012-02-14	2021-12-28	3 5	0	0	0	0	0	0	35 598 000	35,946,000	74,467,000	77,152,000	79,946,000	121,682,000
BBVA BANCOMER (1) (7) 92	NO	2012-02-14	2021-12 30	3 5	0	0	0	0	0	0	31 836 000	32,111 000	66,621,000	69,009,000	71,435,000	109,041,000

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
BBVA BANCOMER (1) (7) 93	NO	2013-03-26	2021-12-30	3.5	0	0	0	0	0	0	30,661,000	31,117,000	64,149,000	66,489,000	68,814,000	191,357,000
BBVA BANCOMER (1) (7) 94	NO	2013-07-06	2023-04-24	3.5	0	0	0	0	0	0	30,687,000	30,988,000	64,139,000	66,356,000	68,796,000	203,827,000
NAFINSA (1) (8)-95	NO	2016-01-28	2030-09-30	3.9306	0	0	0	0	0	0	0	0	0	212,331,000	254,797,000	2,611,672,000
BANCO NAL DE COMEX (1) (8) 96	SI	2016-01-28	2030-09-30	3.9306	0	0	0	0	0	0	0	0	0	176,595,000	211,914,000	2,172,121,000
BANCO AZTECA (1) (8)-97	NO	2016-01-28	2030-09-30	3.9306	0	0	0	0	0	0	0	0	0	166,419,000	199,703,000	2,046,959,000
NAFINSA (1) (8) 98	NO	2016-01-28	2030-09-30	3.9306	0	0	0	0	0	0	0	0	0	136,419,000	163,703,000	1,677,958,000
BANCO NAL DE COMEX (1) (8)-99	SI	2016-01-28	2030-09-30	3.9306	0	0	0	0	0	0	0	0	0	136,419,000	163,703,000	1,677,958,000
BANCO MULTIVA S.A. (6) (11)-100	NO	2016-04-29	2029-08-20	8.065	0	0	20,196,000	14,119,000	17,198,000	387,122,000	0	0	0	0	0	0
INT DEV NO PAG-101	NO	2016-01-01	2016-12-31		510,122,000	0	0	0	0	0	192,173,000	0	0	0	0	0
TOTAL	NO				28,305,272,000	25,131,706,000	6,883,609,000	7,702,532,000	8,630,611,000	41,559,390,000	103,380,844,000	624,444,000	8,210,403,000	6,464,665,000	39,300,140,000	22,104,888,000
Other banks																
BERGESEN WORLDWIDE (1) (7) 102	SI	2007-07-23	2022-08-23	8	0	0	0	0	0	0	278,731,000	238,912,000	477,825,000	477,825,000	477,825,000	1,035,288,000
COPFS (1) (8)-103	SI	2005-01-02	2017-07-31	1.95	0	0	0	0	0	0	2,614,155,000	1,177,011,000	637,297,000	32,631,000	0	0
DEUTSCHE BANK MX (1) (7) 104	SI	2013-11-28	2023-11-28	4.45	0	0	0	0	0	0	126,025,000	128,855,000	266,458,000	278,560,000	291,212,000	1,127,411,000
F/1651 FIDEI YUNEN (1) (7)-105	NO	2015-01-02	2026-01-01	4.44	0	0	0	0	0	0	136,266,000	139,312,000	288,036,000	301,057,000	314,669,000	1,634,434,000
F/1669 F DE KUKULK (1) (7) 106	NO	2015-10-04	2026-01-03	4.54	0	0	0	0	0	0	134,803,000	137,827,000	285,178,000	298,367,000	312,166,000	1,691,777,000
MARVERDE INFRAESTRU (1) (7) 107	SI	2016-06-17	2031-06-17	8.38	0	0	0	0	0	0	333,009,000	382,619,000	814,907,000	885,924,000	963,131,000	18,443,260,000
BLUE MARINE SHIPPING (1) (7)-108	SI	2008-08-13	2018-08-13	8	0	0	0	0	0	0	78,698,000	81,861,000	173,727,000	45,613,000	0	0
BLUE MARINE SHIPPING (1) (7) 109	SI	2008-02-09	2018-08-13	7.96	0	0	0	0	0	0	68,627,000	71,386,000	151,496,000	39,776,000	0	0
F TAPIAS MEXICO, SA (1) (7)-110	SI	2008-10-23	2018-02-11	7.96	0	0	0	0	0	0	77,899,000	81,046,000	172,048,000	91,271,000	0	0
F TAPIAS MEXICO, SA (1) (7)-111	SI	2008-11-14	2018-11-10	8	0	0	0	0	0	0	77,899,000	81,046,000	172,048,000	91,271,000	0	0
INT DEV NO PAG-198	NO	2016-01-01	2016-12-31								18,201,000					
TOTAL	NO				0	0	0	0	0	0	3,944,313,000	2,519,875,000	3,439,020,000	2,542,395,000	2,359,003,000	23,932,170,000
Total banks																
TOTAL	NO				28,305,272,000	25,131,706,000	6,883,609,000	7,702,532,000	8,630,611,000	41,559,390,000	116,000,619,000	13,389,361,000	36,471,837,000	22,072,496,000	52,048,897,000	66,491,637,000
Stock market [abstract]																
Listed on stock exchange - unsecured																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Listed on stock exchange - secured																
BANCO INVEX SA INS (6) (11) 112	NO	2013-03-22	2017-11-23	4.27	0	6,977,643,000	0	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 113	NO	2012-11-29	2017-11-23	4.27	0	0	2,498,097,000	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-114	NO	2013-06-25	2017-11-23	4.27	0	0	11,467,707,000	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-115	NO	2015-09-30	2018-09-26	4.44	0	0	2,501,326,000	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-116	NO	2013-09-19	2019-02-28	4.16	0	0	0	1,356,741,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-117	NO	2014-11-09	2019-02-28	4.16	0	0	0	4,993,354,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-118	NO	2013-09-12	2019-02-28	4.16	0	0	0	5,000,316,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-119	NO	2014-02-07	2019-02-28	4.16	0	0	0	1,096,759,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 120	NO	2014-01-30	2019-02-28	4.16	0	0	0	1,499,048,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 121	NO	2015-11-02	2020-11-19	4.24	0	0	0	1,993,428,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 122	NO	2015-07-16	2020-11-19	4.24	0	0	0	0	0	4,268,162,000	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 123	NO	2014-11-27	2020-11-19	4.24	0	0	0	0	0	646,187,000	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) 124	NO	2010-08-02	2020-01-27	9.1	0	0	0	0	0	4,993,181,000	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7)-125	NO	2011-07-12	2021-11-24	7.65	0	0	0	0	10,056,916,000	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7)-126	NO	2013-09-26	2024-12-09	7.19	0	0	0	0	0	20,492,876,000	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7) 127	NO	2014-11-27	2026-12-11	7.47	0	0	0	0	0	57,393,372,000	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7)-128	NO	2010-08-02	2020-01-27	4.2	0	0	0	0	0	31,016,271,000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7)-129	NO	2011-03-10	2021-09-20	3.55	0	0	0	0	4,346,459,000	0	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7)-130	NO	2014-01-30	2026-01-15	3.94	0	0	0	0	0	3,533,638,000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7)-131	NO	2012-11-29	2028-11-05	3.02	0	0	0	0	0	17,469,950,000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7)-132	NO	2015-09-30	2035-05-09	5.23	0	0	0	0	0	3,899,820,000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7) 133	SI	2015-08-12	2020-08-12	1.5	0	0	0	0	0	6,154,539,000	0	0	0	0	0	0

Inst tut on [ax s]	Fore gn inst tut on (yes/no)	Contract s gning date	Exp rat on date	Interest rate	Denomin on [ax s]											
					Domest c currency [me nber]						Fore gn rrency [member]					
					T me nterval [ax s]						Time nterval [ax s]					
					Current year [member]	Unt l 1 year [member]	Unt 2 years [member]	Unt 3 years [nember	Unt 4 years [member]	Unt 5 years or more [member]	Current year [member]	Unt l 1 year [member]	Unt 2 years [member]	U t 3 years [men ber]	Unt 4 years [mem er]	U 5 years or more [nem er]
BNP PAR BAS (4) (7) 134	NO	2016-03-23	2019-02-10	5 45	0	0	0	0	0	0	0	0	0	0	0	11 538 820 000
C BANCO S A. NS (6) 11) 135	S	2016-06-14	2018-06-14	1.5	0	0	0	0	4 994,840 000	0	0	0	0	0	0	0
CRED T SU SSE (4) (7) 136	S	2012-10-04	2019-10-04	2 5	0	0	0	0	0	0	0	0	4,330,056,000	0	0	0
CRED T SU SSE (4) (7) 137	S	2016-06-14	2021 12 14	2 375	0	0	0	0	0	0	0	0	0	5 775 966 000	0	0
CRED T SU SSE (4) (7) 138	S	2007-10-22	2018-01-03	5 75	0	0	0	0	0	0	0	0	0	0	0	2 893 826 000
DEUTSCHE BANK AG (1) (7) 139	S	2001-11-14	2022-01-02	8 625	0	0	0	0	0	0	0	0	47 063 947 000	0	0	0
DEUTSCHE BANK AG (1) (7)-140	S	2005-08-06	2035-06-15	6 625	0	0	0	0	0	0	0	0	0	0	0	3,030,441,000
DEUTSCHE BANK AG (1) (7)-141	S	2008-04-06	2038-06-15	6 625	0	0	0	0	0	0	0	0	0	0	0	33,094,775,000
DEUTSCHE BANK AG (1) (7) 142	S	2009-07-10	2017-09-01	5 5	0	0	0	0	0	0	0	0	0	0	0	9,393,242,000
DEUTSCHE BANK AG (2) (7)-143	SI	2009-08-17	2017-06-11	5.779	0	0	0	0	0	0	0	20 891 310 000	0	0	0	0
DEUTSCHE BANK AG (2) (7)-144	SI	2016-03-15	2019-03-15	3.75	0	0	0	0	0	0	0	0	4 137,146 000	0	0	0
DEUTSCHE BANK AG (2) (7)-145	S	2013-11-27	2020-11-27	3 125	0	0	0	0	0	0	0	0	0	28,126 470 000	0	0
DEUTSCHE BANK AG (2) (7) 146	S	2015-04-21	2022-04-21	1 875	0	0	0	0	0	0	0	0	0	0	0	27,030,064,000
DEUTSCHE BANK AG (2) (7) 147	S	2016-03-15	2023-03-15	5 125	0	0	0	0	0	0	0	0	0	0	0	20,749,865,000
DEUTSCHE BANK AG (2) (7)-148	S	2005-02-22	2025-02-24	5 5	0	0	0	0	0	0	0	0	0	0	0	18,680,177,000
DEUTSCHE BANK AG (2) (7)-149	S	2014-04-16	2026-04-16	3.75	0	0	0	0	0	0	0	0	0	0	0	20,891,310,000
DEUTSCHE BANK AG (2) (7)-150	SI	2015-04-21	2027-04-21	2.75	0	0	0	0	0	0	0	0	0	0	0	20,790,728,000
DEUTSCHE BANK AG (2) (7)-151	S	2015-06-11	2030-06-11	4 625	0	0	0	0	0	0	0	0	0	0	0	25,850,417,000
DEUTSCHE BANK AG (2) (7)-152	S	2002-05-12	2023-05-12	3 5	0	0	0	0	0	0	0	0	0	0	0	1,969,512,000
DEUTSCHE BANK AG (3) (7)-153	S	2009-02-06	2022-02-06	8 25	0	0	0	0	0	0	0	0	0	0	0	5,623,600,000
DEUTSCHE BANK AG (5) (7)-154	S	2012-04-26	2017-04-26	6 125	0	0	0	0	0	0	0	0	0	0	0	8,796,150,000
DEUTSCHE BANK AG (8) (7)-155	SI	1998-01-04	2018-03-30	9 25	0	0	0	0	0	0	0	2 087 331,000	0	0	0	0
DEUTSCHE BANK TRUS (1) (7)-156	SI	2013-07-18	2018-07-18	3 5	0	0	0	0	0	0	0	0	2,209,671,000	0	0	0
DEUTSCHE BANK TRUS (1) (7)-157	S	2014-01-23	2019-01-23	3 125	0	0	0	0	0	0	0	0	0	18,873,770,000	0	0
DEUTSCHE BANK TRUS (1) (7)-158	S	2016-04-02	2019-04-02	5 5	0	0	0	0	0	0	0	0	0	9,460,437,000	0	0
DEUTSCHE BANK TRUS (1) (7)-159	S	2009-03-02	2019-03-05	8	0	0	0	0	0	0	0	0	0	14,163,766,000	0	0
DEUTSCHE BANK TRUS (1) (7)-160	S	2010-05-02	2020-05-03	6	0	0	0	0	0	0	0	0	0	37,672,740,000	0	0
DEUTSCHE BANK TRUS (1) (7)-161	S	2015-01-23	2020-07-23	3 5	0	0	0	0	0	0	0	0	0	0	18,839,629,000	0
DEUTSCHE BANK TRUS (1) (7) 162	S	2010-07-21	2021-01-21	5 5	0	0	0	0	0	0	0	0	0	0	0	28,325,673,000
DEUTSCHE BANK TRUS (1) (7) 163	S	2016-04-02	2021-04-02	6 375	0	0	0	0	0	0	0	0	0	0	0	56,851,187,000
DEUTSCHE BANK TRUS (1) (7) 164	S	2012-01-24	2022-01-24	4 875	0	0	0	0	0	0	0	0	0	0	0	23,602,925,000
DEUTSCHE BANK TRUS (1) (7) 165	S	2013-01-30	2023-01-30	3 5	0	0	0	0	0	0	0	0	0	0	0	39,501,507,000
DEUTSCHE BANK TRUS (1) (7)-166	S	1993-01-03	2023-01-12	8 625	0	0	0	0	0	0	0	0	0	0	0	39,622,898,000
DEUTSCHE BANK TRUS (1) (7) 167	S	2013-07-18	2024-01-18	4 875	0	0	0	0	0	0	0	0	0	0	0	2,477,437,000
DEUTSCHE BANK TRUS (1) (7)-168	S	2014-10-15	2025-01-15	4 25	0	0	0	0	0	0	0	0	0	0	0	28,254,003 000
DEUTSCHE BANK TRUS (1) (7)-169	S	2015-01-23	2026-01-23	4 5	0	0	0	0	0	0	0	0	0	0	0	18,820,585,000
DEUTSCHE BANK TRUS (1) (7) 170	S	2016-04-02	2026-04-08	6.875	0	0	0	0	0	0	0	0	0	0	0	28,288,368,000
DEUTSCHE BANK TRUS (1) (7) 171	S	2004-12-30	2027-09-15	9.5	0	0	0	0	0	0	0	0	0	0	0	56,520,254,000
DEUTSCHE BANK TRUS (1) (7) 172	S	1997-09-18	2027-09-16	9 5	0	0	0	0	0	0	0	0	0	0	0	4,270,020,000
DEUTSCHE BANK TRUS (1) (7) 173	S	2010-08-30	2035-06-15	6 625	0	0	0	0	0	0	0	0	0	0	0	1,933,264,000
DEUTSCHE BANK TRUS (1) (7) 174	S	2011-02-06	2041-02-06	6 5	0	0	0	0	0	0	0	0	0	0	0	19,682,666,000
DEUTSCHE BANK TRUS (1) (7) 175	S	2012-06-26	2044-06-27	5 5	0	0	0	0	0	0	0	0	0	0	0	56,844,255,000
DEUTSCHE BANK TRUS (1) (7) 176	S	2014-01-23	2045-01-23	6 375	0	0	0	0	0	0	0	0	0	0	0	81,837,090,000
DEUTSCHE BANK TRUS (1) (7)-177	S	2015-01-23	2046-01-23	5 625	0	0	0	0	0	0	0	0	0	0	0	56,349,247,000
DEUTSCHE BANK TRUS (1) (7)-178	S	2010-09-28	2046-12-28	6 625	0	0	0	0	0	0	0	0	0	0	0	56,294,934,000
DEUTSCHE BANK TRUS (1) (7) 179	S	2013-07-18	2018-07-18	2 6529	0	0	0	0	0	0	0	0	0	0	0	18,894,798,000
DEUTSCHE BANK TRUS (1) (8) 180	NO	2004-12-23	2019-05-12	9	0	0	0	0	0	0	0	0	0	9,441,801,000	0	0
SCOTIA INVERLAT CA (7) (13) 181	NO	2005-01-02	2019-05-12	9	0	0	0	0	7,666,963,000	0	0	0	0	0	0	0
SCOTIA INVERLAT CA (7) (13) 182	S	2004-05-08	2016-05-08	6 375	0	0	0	0	9,193,147,000	0	0	0	0	0	0	0
THE BANK OF NEW YO (2) (7) 183	S	1999-07-27	2017-08-15	10 61	0	0	0	0	0	0	17 757 613 000	0	0	0	0	0
PEMEX FINANCE (1) (7) 184	S	1998-12-14	2018-11-15	9 15	0	0	0	0	0	0	472 782 000	472 782 000	236 391,000	0	0	0

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
PEMEX FINANCE (1) (7)-185	NO	[illegible]	[illegible]		0	0	0	0	0	0	[illegible]	580,[illegible],000	1,161,[illegible],000	580,[illegible],000	0	0
INT DEV NO [illegible]	NO	[illegible]	2016-01-01		2,418,636,000	0	0	0	0	0	1,[illegible]	0	0	0	0	0
TOTAL	NO				2,418,636,000	6,977,843,000	16,467,130,000	15,938,846,000	3[illegible]	14[illegible]	37[illegible]	24,042,401,000	59,159,166,000	124,096,928,000	18,[illegible],000	828,604,038,000
Private placements - unsecured																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured																
CREDIT AGRICOLE CI (1) (7)-187	SI	[illegible]	[illegible]	1.7	0	0	0	0	0	0	378 226 000	[illegible]78 22[illegible] 000	756,452,000	756,452,000	7[illegible]	1,[illegible]
CREDIT AGRICOLE CI (1) (7)-188	SI	[illegible]	[illegible]	[illegible]	0	0	0	0	0	0	378 226,000	[illegible]8 22[illegible]00	756,452,000	756,452,000	7[illegible]	1,[illegible]
CREDIT AGRICOLE CI (1) (7)-1[illegible]	[illegible]	[illegible]	[illegible]		0	0	0	0	0	0	378 226,000	2[illegible]0	756,452,000	756,452,000	7[illegible]	1,[illegible]
SUMITOMO MITSUI [illegible] (3) [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0	0	0	0	0	0	0	0	0	0	0	11,783,680,000
WELLS FARGO NA (1) (7)-[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0	0	0	0	0	0	33[illegible]	33[illegible]	[illegible]	661,895,000	661,895,000	2,642,006 000
WELLS FARGO NA (1) (7)-[illegible]	[illegible]	[illegible]	[illegible]	2.83	0	0	0	0	0	0	37[illegible]	37[illegible]	7[illegible]	56[illegible]000	756,452 000	3 019 119 000
WELLS FARGO NA (1) (7)-[illegible]	[illegible]	[illegible]	[illegible]	2.378	0	0	0	0	0	0	472,7[illegible]	472,7[illegible]	[illegible]	94[illegible]56[illegible]000	945 565 000	4 716 901 000
WELLS FARGO NA (1) (7)-[illegible]	[illegible]	[illegible]	[illegible]	2.46	0	0	0	0	0	0	4[illegible]	4[illegible]	[illegible]	[illegible]9[illegible]843[illegible]00	992 843 000	[illegible]
WELLS FARGO NA (1) [illegible]	[illegible]	[illegible]	[illegible]	1.0561	0	0	0	0	0	0	7[illegible]	7[illegible]	1 418 347 000	[illegible]34[illegible]0	1 418 347,000	[illegible]
WELLS FARGO NA (1) 8-196	SI	2014-10 14	[illegible]	0 9784	0	0	0	0	0	0	472,7[illegible]	472,7[illegible]	945 565 000	56	[illegible]	4,707,47[illegible],000
INT DEV NO PAG-197	NO	2016-01-01	2016-12-31								[illegible]	0				0
TOTAL	NO				0	0	0	0	0	0	4,1[illegible]	3,[illegible]	7,990,023,000	7,990,023,000	7,990,023,000	43,264,038,000
Total listed on stock exchanges and private placements																
TOTAL	NO				2,4[illegible]	6,977,843,000	16,467,130,000	15,938,846,000	38,268,326,000	149,857,896,000	41,2[illegible]	2[illegible]	7,14[illegible]	132,086,951,000	26,829,652,000	871,868,076,000
Other current and non current liabilities with cost [abstract]																
Other current and non current liabilities with cost																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non current liabilities with cost																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Suppliers [abstract]																
Suppliers																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total suppliers																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Other current and non current liabilities [abstract]																
Other current and non current liabilities																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total credits																
TOTAL	NO				3[illegible],724,1[illegible]	32,[illegible]	23,3[illegible]	23,[illegible]41,17[illegible]	44,7[illegible]	191 417 386 000	158 189 391 000	40 426 761 000	1[illegible]	1[illegible],447,[illegible]	7[illegible]	[illegible]

[800003] Annex - Monetary foreign currency position

	Currencies [axis]				
	Dollars [member]	Dollar equivalent in pesos [member]	Other currencies equivalent in dollars [member]	Other currencies equivalent in pesos [member]	Total pesos [member]
Foreign currency position [abstract]					
Monetary assets [abstract]					
Current monetary assets	4,429,292,000	83,763,676,000	1,691,307,000	31,984,811,000	115,748,487,000
Non-current monetary assets	0	0	524,260,000	9,914,445,000	9,914,445,000
Total monetary assets	4,429,292,000	83,763,676,000	2,215,567,000	41,899,256,000	125,662,932,000
Liabilities position [abstract]					
Current liabilities	1,997,048,000	37,766,776,000	2,443,087,000	46,201,950,000	83,968,726,000
Non-current liabilities	9,304,943,000	175,968,562,000	13,273,824,000	251,025,266,000	426,993,828,000
Total liabilities	11,301,991,000	213,735,338,000	15,716,911,000	297,227,216,000	510,962,554,000
Net monetary assets (liabilities)	(6,872,699,000)	(129,971,662,000)	(13,501,344,000)	(255,327,960,000)	(385,299,622,000)

[800005] Annex - Distribution of income by product

	Income type [axis]			
	National income [member]	Export income [member]	Income of subsidiaries abroad [member]	Total income [member]
PETROLÍFEROS				
COMBUSTOLEO	5,823,808,000	0	0	5,823,808,000
DIESEL	60,741,123,000	0	0	60,741,123,000
GAS L.P.	30,767,949,000	0	0	30,767,949,000
GASOLINA MAGNA SIN	110,357,540,000	0	0	110,357,540,000
GASOLINA PREMIUM	39,024,423,000	0	0	39,024,423,000
TURBOSINA	12,282,739,000	0	0	12,282,739,000
OTROS REFINADOS	4,516,845,000	0	0	4,516,845,000
PETRÓLEO CRUDO	0	115,128,944,000	0	115,128,944,000
PRODUCTOS REFINADOS	0	9,150,343,000	0	9,150,343,000
PRODUCTOS PETROQUÍMICOS	0	6,606,588,000	0	6,606,588,000
EFECTO MARGINAL VENTAS DE CÍAS. SUBSIDIARIAS	0	40,643,900,000	0	40,643,900,000
PETROQUÍMICOS				
DERIVADOS DEL METANO	2,594,352,000	0	0	2,594,352,000
DERIVADOS DEL ETANO	7,308,710,000	0	0	7,308,710,000
AROMÁTICOS Y DERIVADOS	1,259,286,000	0	0	1,259,286,000
PROPILENO Y DERIVADOS	1,578,000,000	0	0	1,578,000,000
OTROS PETROQUIMICOS	3,564,784,000	0	0	3,564,784,000
GAS SECO	22,268,764,000	0	0	22,268,764,000
INGRESOS POR SERVICIOS	7,080,417,000	0	0	7,080,417,000
TOTAL	309,168,740,000	171,529,775,000	0	480,698,515,000

[800007] Annex - Financial derivate instruments

Management discussion about the policy uses of financial derivate instruments, explaining if these policies are allowed just for coverage or for other uses like trading [text block]

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, PEMEX has approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated scheme for risk management, regulate the use of DFIs, and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's current internal regulation. PEMEX has a Financial Risk Committee, which is a collegial body for consultation, opinion and decision on financial risk exposure, financial risk mitigation schemes and DFIs' negotiation.

Approved DFIs are mainly traded on the OTC (Over the Counter) market, however exchange traded instruments may also be used. In the case of PMI Trading, the DFIs are traded on CME-Clearport. The different types of DFIs that PEMEX trades are described below, in the subsections corresponding to each type of risk and related to the applicable markets defined above.

One of PEMEX's policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between expected incoming cash flows from operations and outcoming cash flows related to its liabilities.

As part of the regulatory framework for financial risk management, PEMEX has established in its internal normativity the counterparties that are eligible to trading DFIs and other financial instruments.

In addition, the PMI Group has implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (VaR) computation; and VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, PMI Trading also has its own risk management subcommittee which supervises the trading of DFIs.

Given that outstanding DFIs of Petróleos Mexicanos have been entered into for risk mitigation purposes, namely, with economic hedging purpose, there is no need to establish and monitor market risk limits.

For those portfolios with an open market risk exposure, our financial risk management regulatory framework establishes the implementation and monitoring of market risk limits such as VaR and Capital at Risk (CAR) limits.

PEMEX has credit guidelines for DFIs that Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals, offers to its domestic customers, which establish the use of guarantees as well as the determination of credit lines. For exchange traded DFIs, PEMEX trades under the margin requirements of the corresponding exchange market, thereby PEMEX does not have an internal policy for these latter cases.

DFI Contracts held with financial counterparties do not consider collateral exchange. Notwithstanding, PEMEXs regulatory framework establishes the promotion of credit risk mitigation strategies such as collateral exchange.

PEMEX does not have an independent third party to verify the compliance of the aforementioned normativity; however, PEMEX has internal control procedures that certify the compliance of existing policies and guidelines.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques [text block]

Fair Value of DFIs

PEMEX monitors the fair value of our DFIs portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFIs portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical approximations for their valuation.

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets, thereby PEMEX does not have an independent third party to value its DFIs. Nonetheless, PEMEX calculates the fair value of its DFIs though the tools developed by its market information providers such as Bloomberg. PEMEX has no policies to designate a calculation or valuation agent.

Given that PEMEX's hedges are cash flow hedges, their effectiveness is preserved regardless the variations in the underlying assets or reference variables, in this sense, asset flows are fully offset by liabilities flows. Therefore, is not necessary to measure or monitor the hedge effectiveness.

Fair value hierarchy

PEMEX's related assumptions fall under Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities. Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

Management discussion about intern and extern sources of liquidity that could be used for attending requirements related to financial derivate instruments [text block]

Liquidity Risk

The main internal source of liquidity comes from PEMEX operations. Additionally, through its debt planning and U.S. dollar selling operations, PEMEX currently preserves cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations, such as those related to DFI's. In addition, PEMEX has acquired committed revolving credit lines in order to mitigate liquidity risk.

Finally, the investment strategies of PEMEX's portfolios are structured by selecting horizons that consider each currency's cash flow requirements in order to preserve liquidity.

The PMI Group mitigates the liquidity risk within its companies through several mechanisms, the most important of which is the centralized treasury or "*in-house bank*". In addition, the companies in the PMI Group have access to bilateral credit lines from financial institutions.

The companies in the PMI Group monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets.

Changes and management explanation in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports [text block]

Market Risk

i. *Interest Rate Risk*

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to *London Interbank Offered Rate* (LIBOR) and to Mexican peso TIIE.

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars.

Moreover, PEMEX invests in pesos and U.S. dollars in compliance with applicable internal regulations through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX's obligations payable in pesos and U.S. dollars.

The investments made through PEMEX's portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk. During the second quarter of 2016 no interest rate swap expired.

ii. *Exchange Rate Risk*

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, PEMEX's revenues from domestic sales of gasoline and diesel net of the IEPS Tax, tax duties, incentives, and other related taxes, petrochemicals and natural gas and our byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of liquefied petroleum gas (LPG), which are priced in pesos and represent less than 5% of PEMEX's revenues.

PEMEX's expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are indexed to international U.S. dollar-denominated prices. By contrast, PEMEX's capital expenditure and operating expenses are established in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX manages this risk without the need for hedging instruments, because the impact on PEMEX's revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

Most of PEMEX's debt is denominated in U.S. dollars or pesos. Although PEMEX seeks to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase PEMEX's cost of funding due to the exposure to foreign exchange risk.

Since 1991, for non-U.S. dollar or peso issuances, PEMEX has, as a risk mitigation strategy, used DFIs to swap this debt into U.S. dollars. In order to hedge inflation risk associated with debt denominated in UDIs, PEMEX swaps this debt into pesos, depending on market conditions. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currency risk other than pesos and U.S. dollars.

The currencies underlying these DFIs are the euro, Swiss franc, Japanese yen, Sterling pound and Australian dollar, which are each swapped against the U.S. dollar, and UDIs which are swapped against the peso. During the second quarter of 2016 no cross currency swap expired.

The PMI Group also faces market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of the companies that form the PMI Group have authorized a policy which stipulates that no more than 5% of a company's total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. Accordingly, the companies in the PMI Group will from time to time enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company's functional currency.

Finally, a significant amount of PMI Trading's income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI Trading's exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency and secondarily from the need to purchase products in domestic currency for sale in U.S. dollars in the international market, as well as certain related sales costs denominated in domestic currency.

PMI Trading believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI Trading may implement risk mitigation measures by entering into DFIs.

iii. *Hydrocarbon Price Risk*

PEMEX periodically assesses its revenues and expenditures structure in order to identify the main market risk factors that PEMEX's cash flows are exposed to in connection with international hydrocarbon prices. Based on this assessment, PEMEX monitors its exposure to the most significant risk factors and quantifies their impact on PEMEX's financial balance.

PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFIs, while taking into account operational and economic constraints

In 2015, PEMEX entered into various swaps in order to hedge the risk arising from the variations of the propane import price. These DFIs were held over a percentage of the total volume of importation and with maturity dates in 2015. During the second quarter of 2016 PEMEX did not enter in any propane import price swap.

In addition to supplying natural gas, Pemex Industrial Transformation offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Pemex Industrial Transformation enters into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transfers the related price risk derived from the DFI position held with Pemex Industrial Transformation to international financial counterparties by entering into these opposite position DFIs with such parties. Through the above mechanism, Pemex Industrial Transformation maintains a negligible or even null exposure to market risk. These portfolios have VaR and CaR limits in order to bound market risk exposure. During the second quarter of 2016, the expired DFIs were ten swaps and six options with domestic customers, while with financial counterparties were ten swaps and six options, with a gain of $ 3,649 recognized under the concept of (Loss) Return in DFIs.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results. During the second quarter of 2016, PMI Trading closed thirteen DFIs positions listed in CME-Clearport related to commodities, with a loss of Ps.

(821,209) recognized under the concept of (Loss) Return in DFIs. During the second quarter of 2016, PMI had thirty two margin calls, which accounted for a negative net flow of Ps. 1,166,210.

In accordance with the risk management regulatory framework that PMI Trading has implemented, VaR and the change in profit and loss by portfolio are calculated daily and compared to the maximum applicable limits in order to implement risk mitigation mechanisms as necessary.

iv. *Risk Relating to the Portfolio of Third-Party Shares*

As of June 30, 2016, PMI-HBV owned 21,666,346 Repsol, S.A. shares and P.M.I. Holdings Petróleos España, S.L. held one for a total of 21,666,347 shares. These shares have no related DFIs.

Counterparty or Credit Risk

When the fair value of a DFI is favorable to PEMEX, PEMEX faces the risk that the counterparty will not be able to meet its obligations. PEMEX monitors its counterparties' creditworthiness and calculate the credit risk exposure for its DFIs. As a risk mitigation strategy, PEMEX only enters into DFIs with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX seeks to maintain a diversified portfolio of counterparties.

In order to estimate the credit risk exposure to each financial counterparty, the potential future exposure is calculated by projecting the risk factors used in the valuation of each DFI in order to estimate the MtM value for different periods, taking into account any credit risk mitigation provisions.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "*recouponing*" provisions (pursuant to which the payments on the swaps are adjusted when the mark-to-market ("MtM") exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. As of the second quarter of 2016, the specified thresholds were reached in three cross-currency swaps, which were used to hedge the exchange rate exposure to the Pound sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

According to IFRS 13, "Fair Value Measurement", the fair value or MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the credit value adjustment ("CVA") method to calculate the fair value of its DFIs. There were no defaults during the second quarter of 2016.

For each DFI, the CVA is calculated by determining the difference between the MtM and the estimated MtM adjusted for credit risk. In determining the credit risk, the CVA method takes into account the current market perception about the credit risk of both counterparties, using the following inputs: a) the MtM projection for each payment date based on forward yield curves; b) the implied default probability obtained from both, us and the counterparty CDSs', at each payment date; and c) the default recovery rates of each counterparty.

Furthermore, by means of its credit guidelines for DFI operations, Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals, has significantly reduced its credit risk exposure related to the DFIs offered to its customers to assist them in mitigating the risk associated with the volatility of natural gas prices.

First in order to qualify for these DFIs, Pemex Industrial Transformations' customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement.

Additionally, beginning on October 2, 2009, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client are terminated, exercising the rights to collateral, and if the collateral is insufficient to cover the fair value, natural gas supply is suspended until the payment is made

On August 20, 2014, certain amendments to the credit guidelines were enacted, this allowed Pemex-Gas and Petrochemicals, and now Pemex Industrial Transformation, to offer to its clients with an adequate credit rating, based on an internal financial and credit assessment DFIs with an exemption from collateral requirements up to certain amount through a credit line approved by the credit committee. Moreover, if the credit line is insufficient to cover each client's exposure, the client is obligated to deposit collateral. If a client suffers an event of default, DFIs related to this client are terminated early and natural gas supply is suspended until the payment is made.

PMI Trading's credit risk associated with DFI transactions is mitigated through the use of futures and standardized instruments that are cleared through *CME-Clearport*.

Accounting standards applied and the impact on results

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of IAS 39, "Financial Instruments Recognition and Measurement" ("IAS 39") for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income, net" line item in the consolidated statement of comprehensive income.

All of PEMEX's DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the "Derivative financial instruments (cost) income—net" line item.

As of June 30, 2016 and December 31, 2015, the net fair value of PEMEX's DFIs, current DFIs and unrealized positions, was Ps. (22,972,687) and Ps. (25,699,581), respectively. As of June 30, 2016 and December 31, 2015, PEMEX did not have any DFIs designated as hedges.

For the periods ended June 30, 2016 and 2015, PEMEX recognized a net loss of Ps. 1,995,379 and Ps. 14,867,042, respectively, in the "Derivative financial instruments (cost) income, net" line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of June 30, 2016 and December 31, 2015, PEMEX did not recognize any embedded derivatives (foreign currency or index).

SENSITIVITY ANALISIS

PEMEX DFIs are entered into have the purpose to mitigate completely the market risk for specific flows or predetermined volumes associated to our operations. DFIs have the same characteristics (e.g. underlying, payment dates, amounts, or volumes) as the hedged position, but with the opposite exposure to the market risk factor. As a result of these mitigation strategies, PEMEX has a negligible sensitivity to the hedged market risk factors.

Given that PEMEX's hedges are cash flow hedges, the effectiveness thereof is maintained regardless of variations in the underlying assets or reference variables, in this sense, since, through time, asset flows are fully offset by the ones from liabilities flows. Therefore, is not necessary to measure or monitor the hedge effectiveness.

Natural Gas DFIs that Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals, offers to its domestic customers are reported as transactions with trading purposes. However, such operations are fully compensated with the operations entered into with their financial counterparts through Mex Gas Supply, SL. Through this mechanism (back-to-back), Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals, maintains a negligible or even null market risk exposure, so a sensitivity analysis it's considered unnecessary, as well as to measure or monitor the hedge effectiveness.

Other DFIs seek to fix hydrocarbons prices, where the DFIs' underlying is the same as the one involved in the commercialization, so a sensitivity analysis it's considered unnecessary, as well as to measure or monitor the hedge effectiveness. It is noteworthy that the price fixing DFIs of PMI Trading (crude and oil), are classified under cash and cash equivalents for accounting purposes due to its liquidity.

[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2016-06-30	Close Previous Exercise 2015-12-31
Subclassifications of assets, liabilities and equities [abstract]		
Cash and cash equivalents [abstract]		
Cash [abstract]		
Cash on hand	52,468,465,000	31,191,926,000
Balances with banks	36,832,927,000	21,317,757,000
Total cash	89,301,392,000	52,509,683,000
Cash equivalents [abstract]		
Short-term de•osits, classified as cash e•uivalents	0	0
Short-term investments, classified as cash e•uivalents	97,009,638,000	56,859,197,000
Other bankin• arran•ements, classified as cash e•uivalents	0	0
Total cash e•uivalents	97,009,638,000	56,859,197,000
Other cash and cash e•uivalents	0	0
Total cash and cash e•uivalents	186,311,030,000	109,368,880,000
Trade and other current receivables [abstract]		
Current trade receivables	72,300,787,000	46,460,205,000
Current receivables due from related •arties	0	0
Current prepayments [abstract]		
Current advances to su••liers	0	0
Current •re•aid ex•enses	14,985,193,000	10,710,521,000
Total current •re•ayments	14,985,193,000	10,710,521,000
Current receivables from taxes other than income tax	0	0
Current value added tax receivables	0	0
Current receivables from sale of •ro•erties	0	0
Current receivables from rental of •ro•erties	0	0
Other current receivables	108,563,078,000	22,075,095,000
Total trade and other current receivables	195,849,058,000	79,245,821,000
Classes of current inventories [abstract]		
Current raw materials and current production supplies [abstract]		
Current raw materials	0	0
Current •roduction su••lies	0	0
Total current raw materials and current •roduction su••lies	0	0
Current merchandise	0	0
Current work in •ro•ress	523,900,000	272,652,000
Current finished •oods	35,519,388,000	33,748,012,000
Current s•are •arts	0	0
Pro•erty intended for sale in ordinary course of business	0	0
Other current inventories	12,940,652,000	9,750,264,000
Total current inventories	48,983,940,000	43,770,928,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners [abstract]		
Non-current assets or dis•osal •rou•s classified as held for sale	6,665,423,000	33,213,762,000
Non-current assets or dis•osal •rou•s classified as held for distribution to owners	0	0
Total non-current assets or dis•osal •rou•s classified as held for sale or as held for distribution to owners	6,665,423,000	33,213,762,000
Trade and other non-current receivables [abstract]		
Non-current trade receivables	0	0
Non-current receivables due from related •arties	0	0
Non-current •re•ayments	0	0
Non-current lease •re•ayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0
Non-current receivables from sale of •ro•erties	0	0
Non-current receivables from rental of •ro•erties	0	0
Revenue for billin•	0	0

Concept	Close Current Quarter 2016-06-30	Close Previous Exercise 2015-12-31
Other non-current receivables	0	0
Total trade and other non-current receivables	0	0
Investments in subsidiaries, joint ventures and associates [abstract]		
Investments in subsidiaries	0	0
Investments in joint ventures	0	0
Investments in associates	24,878,727,000	24,165,599,000
Total investments in subsidiaries, joint ventures and associates	24,878,727,000	24,165,599,000
Property, plant and equipment [abstract]		
Land and buildings [abstract]		
Land	49,370,679,000	43,349,518,000
Buildings	24,365,573,000	28,660,996,000
Total land and buildings	73,736,252,000	72,010,514,000
Machinery	0	0
Vehicles [abstract]		
Ships	0	0
Aircraft	0	0
Motor vehicles	10,392,517,000	9,439,352,000
Total vehicles	10,392,517,000	9,439,352,000
Fixtures and fittings	0	0
Office equipment	14,782,316,000	16,435,034,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	1,160,408,443,000	1,035,127,327,000
Construction in progress	194,620,533,000	210,524,402,000
Construction prepayments	0	0
Other property, plant and equipment	1,112,152,000	947,002,000
Total property, plant and equipment	1,455,052,213,000	1,344,483,631,000
Investment property [abstract]		
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill [abstract]		
Intangible assets other than goodwill [abstract]		
Brand names	0	0
Intangible exploration and evaluation assets	4,626,674,000	14,304,961,000
Mastheads and publishing titles	0	0
Computer software	0	0
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	4,133,715,000	3,982,962,000
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	55,393,511,000	53,424,698,000
Total intangible assets other than goodwill	64,153,900,000	71,712,621,000
Goodwill	0	0
Total intangible assets and goodwill	64,153,900,000	71,712,621,000
Trade and other current payables [abstract]		
Current trade payables	0	167,314,243,000
Current payables to related parties	0	0
Accruals and deferred income classified as current [abstract]		
Deferred income classified as current	0	0
Rent deferred income classified as current	0	0
Accruals classified as current	0	0
Short-term employee benefits accruals	0	0
Total accruals and deferred income classified as current	0	0
Current payables on social security and taxes other than income tax	0	0
Current value added tax payables	0	0
Current retention payables	0	0

Concept	Close Current Quarter 2016-06-30	Close Previous Exercise 2015-12-31
Other current payables	128,214,388,000	0
Total trade and other current payables	128,214,388,000	167,314,243,000
Other current financial liabilities [abstract]		
Bank loans current	182,726,948,000	132,077,119,000
Stock market loans current	78,722,660,000	60,431,549,000
Other current iabilities at cost	0	0
Other current liabilities no cost	0	0
Other current financial liabilities	27,191,507,000	27,300,687,000
Total Other current financial liabilities	288,641,115,000	219,809,355,000
Trade and other non-current payables [abstract]		
Non-current trade payables	0	0
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current [abstract]		
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	0	0
Other non-current financial liabilities [abstract]		
Bank loans non-current	241,761,009,000	194,187,808,000
Stock market loans non-current	1,316,454,965,000	1,106,685,359,000
Other non-current liabilities at cost	0	0
Other non-current liabilities no cost	0	0
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	1,558,215,974,000	1,300,873,167,000
Other provisions [abstract]		
Other non-current provisions	79,288,273,000	73,191,796,000
Other current provisions	0	0
Total other provisions	79,288,273,000	73,191,796,000
Other reserves [abstract]		
Revaluation surplus	0	0
Reserve of exchange differences on translation	37,959,254,000	29,550,360,000
Reserve of cash flow hedges	0	0
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	(5,711,911,000)	(5,771,947,000)
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	(329,845,217,000)	(329,801,386,000)
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	0	0
Total other reserves	(297,597,874,000)	(306,022,973,000)
Net assets (liabilities) [abstract]		

Concept	Close Current Quarter 2016-06-30	Close Previous Exercise 2015-12-31
Assets	2,055,533,162,000	1,775,654,200,000
Liabilities	3,497,733,247,000	3,107,330,098,000
Net assets (liabilities)	(1,442,200,085,000)	(1,331,675,898,000)
Net current assets (liabilities) [abstract]		
Current assets	442,028,270,000	267,200,497,000
Current liabilities	531,753,171,000	443,407,721,000
Net current assets (liabilities)	(89,724,901,000)	(176,207,224,000)

[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2016-01-01 - 2016-06-30	Accumulated Previous Year 2015-01-01 - 2015-06-30	Quarter Current Year 2016-04-01 - 2016-06-30	Quarter Previous Year 2015-04-01 - 2015-06-30
Analysis of income and expense [abstract]				
Revenue [abstract]				
Revenue from rendering of services	7,080,417,000	6,885,276,000	3,893,897,000	3,291,284,000
Revenue from sale of goods	473,618,098,000	581,477,605,000	251,815,378,000	305,572,350,000
Interest income	0	0	0	0
Royalty income	0	0	0	0
Dividend income	0	0	0	0
Rental income	0	0	0	0
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	480,698,515,000	588,362,881,000	255,709,275,000	308,863,634,000
Finance income [abstract]				
Interest income	4,229,469,000	3,056,666,000	2,449,401,000	1,294,532,000
Net gain on foreign exchange	0	0	0	0
Gains on change in fair value of derivatives	0	0	0	0
Gain on change in fair value of financial instruments	8,914,794,000	5,573,201,000	(662,661,000)	3,291,307,000
Other finance income	0	0	0	0
Total finance income	13,144,263,000	8,629,867,000	1,786,740,000	4,585,839,000
Finance costs [abstract]				
Interest expense	43,146,606,000	30,991,047,000	23,559,880,000	15,834,231,000
Net loss on foreign exchange	125,958,938,000	45,343,957,000	106,935,073,000	28,730,838,000
Losses on change in fair value of derivatives	0	0	0	0
Loss on change in fair value of financial instruments	10,910,173,000	20,440,243,000	10,276,801,000	1,972,944,000
Other finance cost	0	0	0	0
Total finance costs	180,015,717,000	96,775,247,000	140,771,754,000	46,538,013,000
Tax income (expense)				
Current tax	132,602,739,000	201,435,318,000	67,113,628,000	97,432,908,000
Deferred tax	478,089,000	(838,153,000)	956,857,000	339,128,000
Total tax income (expense)	133,080,828,000	200,597,165,000	68,070,485,000	97,772,036,000

[800500] Notes - List of notes

Disclosure of notes and other explanatory information [text block]

Ver información a revelar sobre notas, declaración de cumplimiento con las NIIF y otra información explicativa de la entidad en Información financiera intermedia, Nota 2.

Disclosure of summary of significant accounting policies [text block]

Ver políticas contables en Información a revelar sobre información financiera intermedia, Nota 3.

[800600] Notes - List of accounting policies

Disclosure of summary of significant accounting policies [text block]

Ver políticas contables en Información a revelar sobre información financiera intermedia, Nota 3.

[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting [text block]

NOTE 1. Structure and business operations of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on July 20, 1938 and came into effect on that date.

On December 20, 2013, the *Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía* (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation and came into effect on December 21, 2013 (the "Energy Reform Decree"). In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States ("Mexico") through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies in accordance with the applicable regulatory law.

The main aspects of the Energy Reform Decree related to Petróleos Mexicanos are:

- The Mexican Government will retain ownership and control of productive state-owned companies and legislation issued pursuant to the Energy Reform Decree will contain provisions regulating the management, organization, operation, contracting procedures and other legal actions to be undertaken by these productive state-owned companies. In the case of Petróleos Mexicanos, the relevant legislation is the new *Ley de Petróleos Mexicanos* (Petróleos Mexicanos Law) described below.
- The *Comisión Reguladora de Energía* (Energy Regulatory Commission) will have the authority to grant permits to PEMEX and other companies to engage in storage, transport and distribution pipeline of oil, gas, petroleum products and petrochemicals; regulating third party access to pipeline transportation and storage of hydrocarbons and its derivatives, and the regulation of first-hand sales of such products.
- The *Comisión Nacional de Hidrocarburos* (National Hydrocarbons Commission) will have the authority to carry on biddings, assign their winners and execute the agreements related to hydrocarbons exploration and extraction as well as regulate exploration and extraction matters.

As part of the secondary legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the *Ley de Petróleos Mexicanos* (the Petróleos Mexicanos Law) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, once the Board of Directors of Petróleos Mexicanos was designated, except for certain provisions. On December 2, 2014, once the new Board of Directors of Petróleos Mexicanos and the supervision, transparency and accountability mechanisms for Petróleos Mexicanos began operating, the Secretaría de Energía (Ministry of Energy) published in the Official Gazette of the Federation the declaration specified in Transitional Article 10th of the Petróleos Mexicanos Law, pursuant to which the special regime governing Petróleos Mexicanos' activities relating to productive state-owned subsidiaries, affiliates,

compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect. On June 10, 2015 the *Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias* (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and thereafter the special regime for acquisitions, leases, services and public works matters came into effect.

The *Ley de Hidrocarburos* (Hydrocarbons Law) was published on August 11, 2014 in the Official Gazette of the Federation and became effective the day following its publication. The Hydrocarbons Law repealed the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs) that had been in effect prior to its publication.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of developing business, economic, industrial and commercial activities in order to carry out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and increase the income of the Mexican Government, as its owner, while adhering to principles of equity and social and environmental responsibility.

In accordance with the special regime provided under the Petróleos Mexicanos Law, Petróleos Mexicanos is able to perform the activities, operations or services necessary to fulfill its purpose (i) by itself, (ii) with the support of the new productive state-owned subsidiaries and affiliates or (iii) by entering into agreements, alliances, partnerships or any other legal arrangement with Mexican or international entities in the private or public sectors.

The Subsidiary Entities, *Pemex Exploración y Producción* (Pemex Exploration and Production), *Pemex Transformación Industrial* (Pemex Industrial Transformation), *Pemex Perforación y Servicios* (Pemex Drilling and Services), *Pemex Logística* (Pemex Logistics), *Pemex Cogeneración y Servicios* (Pemex Cogeneration and Services), *Pemex Fertilizantes* (Pemex Fertilizers) and *Pemex Etileno* (Pemex Ethylene), are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the "Subsidiary Entities").

The Subsidiary Entities of Petróleos Mexicanos prior to the Corporate Reorganization (defined below) were *Pemex-Exploración y Producción, Pemex-Refinación* (Pemex-Refining), *Pemex-Gas and Petroquímica Básica* (Pemex-Gas and Basic Petrochemicals) and *Pemex-Petroquímica* (Pemex-Petrochemicals), which were decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity, with the legal authority to own property and conduct business in their own names, and were 100% owned by Petróleos Mexicanos and controlled by the Mexican Government; they had been consolidated into and had the characteristics of subsidiaries of Petróleos Mexicanos.

Before the secondary legislation came into effect pursuant to the Energy Reform Decree, the activities of Petróleos Mexicanos and its Subsidiary Entities were regulated mainly by the *Constitución Política de los Estados Unidos Mexicanos* (Mexican Constitution), the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, the Petróleos Mexicanos Law published in the Official Gazette of the Federation on November 28, 2008 and the *Decreto que tiene por*

objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos (Decree to establish the structure, operation, and control of the subsidiary entities, or the "Subsidiary Entities Decree") published in the Official Gazette of the Federation on March 21, 2012.

In accordance with Transitional Article 8th of the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the Corporate Reorganization (defined below) proposed by the Director General of Petróleos Mexicanos.

Pursuant to the approved reorganization proposal, the existing four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which will assume all of the rights and obligations of the existing Subsidiary Entities (the "Corporate Reorganization"). Pemex-Exploration and Production was transformed into Pemex Exploration and Production, a productive state-owned subsidiary, and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed in the productive state-owned subsidiary Pemex Industrial Transformation.

The Board of Directors of Petróleos Mexicanos also approved the creation of the following new Subsidiary Entities: Pemex Drilling and Services, Pemex Logistics, Pemex Cogeneration and Services, Pemex Fertilizers and Pemex Ethylene. Each of these productive state-owned subsidiaries may be transformed into an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved *the Estatuto Orgánico de Petróleos Mexicanos* (Organic Statute of Petróleos Mexicanos) and the *acuerdos de creación* (creation resolutions) of each productive state-owned subsidiary. The Subsidiary Entities and their respective purposes are as follows:

- Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad.
- Pemex Industrial Transformation: This entity performs activities related to refining, processing, import, export, trading and sale of hydrocarbons.
- Pemex Drilling and Services: This entity performs drilling services and repair and services of wells, among others.
- Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services, among others.
- Pemex Cogeneration and Services: This entity generates, supplies and trades electric and thermal energy, including but not limited to the energy and thermal power produced in power plants and cogeneration plants, as well as performing technical and management services related to these activities to PEMEX and other companies, by itself or through companies in which it participates directly or indirectly, among others.
- Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services, among others.
- Pemex Ethylene: This entity commercializes, distributes and trades methane, ethane and propylene, directly or through others, among others.

The Organic Statute of Petróleos Mexicanos was published, in the Official Gazette of the Federation, on April 28, 2015 and came into effect the day following its publication.

On April 28, 2015 the creation resolutions of the seven productive state-owned subsidiaries were published in the Official Gazette of the Federation. Each creation resolution included a provision establishing that the creation resolution would come into effect once the required administrative procedures to start operations were in place and the Board of Directors of Petróleos Mexicanos issued and published a statement related to each creation resolution in the Official Gazette of the Federation.

On May 29, 2015 the statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on June 1, 2015.

On July 31, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Drilling and Services, the productive state-owned subsidiary Pemex Fertilizers and the productive state-owned subsidiary Pemex Ethylene issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on August 1, 2015.

On October 1, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Logistics issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on October 1, 2015.

On October 6, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Industrial Transformation issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on November 1, 2015.

As of the date of this report, all of the creation resolutions of the productive state-owned subsidiaries have come into effect.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The "Subsidiary Companies" are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos (see Note 3 a).

"Associates," as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3 a).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX."

PEMEX's address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Delegación Miguel Hidalgo, 11300 Ciudad de México, México.

NOTE 2. Basis of preparation

(a) Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of June 30, 2016 and December 31, 2015, and for the six-month periods ended June 30, 2016 and 2015, in accordance with IAS 34, "Interim Financial Reporting" ("IAS 34") of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX's audited consolidated financial statements for the year ended December 31, 2015 and in conjunction with Petróleos Mexicanos' report relating to certain recent developments furnished to the U.S. Securities and Exchange Commission (the "SEC"). PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements.

On July 27, 2016, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. M. Salvador Cruz Flores, Deputy Director of Accounting and Fiscal Matters, and Mr. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

(b) Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost or present value. The principal items measured at fair value are derivative financial instruments ("DFIs"). The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

Going concern

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX can meet its payment obligations. Since December 31, 2015, the main assumptions to assess the going concern have not changed.

For the periods ended June 30, 2016 and 2015, PEMEX recognized net losses of Ps. 145,478,673 and Ps. 185,176,356, respectively, caused mainly by the decrease in international oil prices which impacted its sales and the high tax burden applicable to the industry. Additionally, as of March June 30, 2016 and December 31, 2015, PEMEX had a negative equity of Ps. 1,442,200,085 and Ps.1,331,675,898 respectively, which resulted in a negative working capital of Ps. 89,724,975 and Ps. 176,207,224, respectively.

PEMEX's principal use of funds in the three-month period ended June 30, 2016 was capital expenditures, including exploration expenditures (amounting to Ps. 61,463,654), which were met primarily with cash provided by net cash flows from financing activities that totaled Ps. 158,652,077.

For the period ended June 30, 2016, PEMEX's net cash flow used in operating activities of Ps. (27,146,666) was less than the resources needed to fund its net capital expenditures of Ps. 57,554,873. Total sales decreased by 18.3% in the six-month period ended June 30, 2016, from Ps. 558,362,881 in the six-month period ended June 30, 2015 to Ps.480,698,515 in the six-month period ended June 30, 2016.

PEMEX believes net cash flows from its operating and financing activities, including the establishment of lines of credit with certain banks and new financing schemes, will be sufficient to meet its working capital, debt service and capital expenditure requirements in the following twelve months from the date of issuance of these unaudited condensed consolidated interim financial statements, due to the adjusted investment, taxation and financing plans made jointly with Mexican Government, to address declining oil prices and maintain its financial strength and flexibility.

Notwithstanding the negative results and adverse environment faced by PEMEX, PEMEX believes that the benefits from the structural changes arising from the Energy Reform described in Note 1 and the actions taken by the management are aimed at ensuring the continuity of PEMEX's operations, reducing costs, generating more revenue and operating more efficiently. PEMEX received, among other things, the following benefits from the Energy Reform:

- PEMEX maintained existing customer contracts with the possibility of extending these contracts, thereby ensuring significant revenue from the sale of products and services.
- As a result of the first bidding process for exploration and production fields (referred to as Round Zero), PEMEX retained 96% of proved reserves in the country. PEMEX also has the opportunity to participate, either by itself or jointly with any other participant, in the auction processes that will allocate the right to explore proved and possible reserves located in the remaining fields.
- The renegotiation of pension obligations resulted in a decrease in liabilities for employee benefits of Ps. 194,703,087 and in an increase in profit of Ps. 184,272,433 for the year ended December 31, 2015. In addition, the Mexican Government may assume a portion of PEMEX's pension liabilities in an amount equivalent to the decrease in liabilities for employee benefits mentioned above, once that amount is reviewed by an independent actuarial expert. Any resources that PEMEX may receive from the Mexican Government arising from the Mexican Government's assumption of its pension liabilities will be used exclusively for pension liability payments. PEMEX has already received a contribution of Ps. 50,000,000 from the Mexican Government. In addition, PEMEX expects this modification to continue in force next year.

In order to ensure compliance with its obligations and operate competitively and efficiently, PEMEX is being redefined by implementing, among other actions, the following actions:

- Reduction in the annual budget for 2016 in the amount of Ps. 100,000,000 to partially offset the decline in income and budgeted expenses without significantly affecting production targets for oil and gas. This budget is prepared on an annual basis proposed by executive branch of the Mexican Government and approved by Chamber of Deputies.
- Identification of opportunities for joint arrangements that can generate additional income and savings in investment costs.
- Migration of existing assignments of reserves to other companies, which will improve the tax regime applicable to PEMEX. The Board of Directors approved the first migration of deep water assignments to an exploration and production private company. PEMEX is searching for a qualified private company with will be designated for an exploration and production contract of the two of the Trión block assignments located in the Gulf of Mexico. Due to the depth (beyond 2,500 meters), of the Trión Block field and its operation requires a high level of technical complexity and financial investment, and PEMEX intends to form alliances with a specialized private company. PEMEX requested to the Ministry of Energy include this exploration and production contract in the round 1.4 bidding. The Trión field, discovered in 2012, is located in the Mexican part of cinturón Plegado Perdido. PEMEX estimates that the total reserves of this field are approximately 485 million barrels of oil equivalent.

Any strategic alliance for the exploration and production of the Trión field is the result of the benefits of the Energy Reform.

- Adjustments to investing and financing plans, including credit lines with certain banks and new financing schemes.
- On June 17, 2016, PEP obtained approximately U.S. $1,100,000 in connection with the sale and leaseback of certain infrastructure assets used for oil and gas activities. As part of this transaction, PEP entered into a 15-year financial lease agreement pursuant to which PEP will retain the operation of these assets and the title and ownership of such assets will revert to PEP at the end of this period following payment of an agreed.
- As of January 1, 2016, new employees receive a defined contribution plan instead of a defined benefit plan. Additionally, PEMEX will provide existing employees with the option to migrate from a defined benefit plan to a defined contribution plan.
- Sale of non-essential assets to obtain working capital.
- The Mexican Government's modification of the fiscal regime applicable to PEMEX that will enable PEMEX to deduct more of its exploration and production costs. Under the current low oil price environment, PEMEX estimates (based on a price of crude oil at U.S. $25.00 per barrel) that this will reduce the amount of taxes PEMEX will have to pay for the year ended December 31, 2016 by approximately Ps. 50,000,000. If prices of crude oil increase, PEMEX would be able to take greater deductions.
- As of June 30, 2016, PEMEX had approximately paid Ps. 103,442,000 to suppliers and contractors as part of its commitment to repay its outstanding balances of accounts payable. PEMEX's strategy consisted of prioritizing payments to small and medium size companies with outstanding amounts up to Ps. 85,000 each, which represented approximately 90% of the total outstanding balance payable to suppliers and contractors as of December 31, 2015, which was Ps. 167,314,243.
- On July 8, 2016, the Board of Directors approved the annual budget for 2017, which will be subsequently submitted for approval by the Mexican Congress in September 2016.

PEMEX is not subject to the Ley de Concursos Mercantiles (the Bankruptcy Law) and none of PEMEX's existing financing agreements include any clause that would lead to the demand for immediate payment of the respective debt due to having negative equity.

As a result of the foregoing factors and of the additional financial support announced by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the "SHCP") on April 13, 2016, which will provide PEMEX with a total cash flow injection of Ps.73,500,000 comprised of (1) a capital contribution of Ps. 26,500,000, which PEMEX received on April 21, 2016 and (2) Ps. 47,000,000 of short-term Mexican Government debt securities, which PEMEX will receive later this year in exchange for the Ps. 50,000,000 promissory note issued to PEMEX by the Mexican Government, and because, in accordance with IFRS 1, "Financial Reporting Standards" ("IFRS 1"), Management does not intend to liquidate PEMEX or to cease trading, PEMEX prepared its unaudited condensed consolidated interim financial statements as of June 30, 2016 and December 31, 2015 on a going concern basis. However, PEMEX has had recurring net losses from its operations, negative working capital and negative equity, which cast significant doubt upon the entity's ability to continue as a going concern. PEMEX has disclosed the circumstances that have caused these negative trends and the actions it is taking to face them. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

(c) Functional and reporting currency and translation of foreign currency operations

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and reporting currency, due to the following:

i. the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;
ii. PEMEX is an entity owned by the Mexican Government. Petróleos Mexicanos and its subsidiary entities have budgetary autonomy, subject to maintaining financial balance (the difference between income and total net spending, including the financial cost of the public debt of the Mexican Government and the entities directly controlled by the Mexican Government), the spending cap and personnel service proposed by SHCP and approved by the Mexican Congress, in Mexican pesos.
iii. benefits to employees were approximately 38% of PEMEX's total liabilities as of June 30, 2016 and 41% of PEMEX's total liabilities as of December 31, 2015. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and
iv. cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico's monetary policy regulator, the *Banco de México*, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

Translation of financial statements of foreign operations

The unaudited condensed consolidated interim financial statements of foreign subsidiaries and associates are translated into the reporting currency by identifying if the functional currency is different from the currency for recording the foreign operations. If the currencies for a foreign transaction are different, then the currency for recording the foreign transaction is first translated into the functional currency and then translated into the reporting currency using the period-end exchange rate for assets and liabilities reported in the unaudited condensed consolidated interim statements of financial position, the historical exchange rate at the date of the transaction for equity items and the weighted average exchange rate for income and expenses reported in the statement of comprehensive income of the period.

(d) Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S. $" or "EUA" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3. Significant accounting policies

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX's management that affect the recorded

amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the period.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

In particular, information about assumptions, estimation uncertainties and critical accounting policies that have the most significant effect on the amounts recognized in the unaudited condensed consolidated interim financial statements are described in the following notes:

- Note 3(d) Financial instruments
- Note 3(g) Wells, pipelines, properties, plant and equipment, net; successful efforts accounting method
- Note 3(i) Impairment of non-financial assets
- Note 3(k) Provisions
- Note 3(l) Employee benefits
- Note 3(m) Taxes and federal duties
- Note 3(o) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies, which have been consistently applied to each of the periods presented and followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

a. Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All intercompany balances and transactions have been eliminated in the preparation of the unaudited condensed consolidated interim financial statements pursuant to IFRS 10, "Consolidated Financial Statements" ("IFRS 10").

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by Petróleos Mexicanos. The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

Petróleos Mexicanos controls a subsidiary when it is exposed to or has rights to variable returns from the company and has the ability to affect those returns through its power over the company.

The financial information of the Subsidiary Entities and Subsidiary Companies has been prepared based on the same period of Petróleos Mexicanos' unaudited condensed consolidated interim financial statements applying the same accounting policies.

For more information about Subsidiary Companies, see Note 4.

Permanent investments in associates and joint arrangements

Associates are those entities in which PEMEX has significant influence but not the power to control financial and operational decisions. It is assumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint arrangements are those arrangements whereby two or more parties have joint control. A joint arrangement is either a joint operation or a joint venture. The classification of a joint arrangement as a joint operation or a joint venture depends on the rights and obligations of the parties to the arrangements. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to participation in the arrangement and in accordance with the applicable IFRS. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and/or joint ventures.

For more information about associates and joint arrangements, see Note 11.

Non-controlling interest

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the unaudited condensed consolidated interim statements of financial position, the unaudited condensed consolidated interim statements of changes in equity (deficit) as "non-controlling interest" and as "net income and comprehensive income for the period, attributable to non-controlling interests," in the unaudited condensed consolidated interim statements of comprehensive income.

Dividends paid in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board of Directors. The corresponding amount is recognized directly in equity.

Distributions of non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to re-measurements of the fair value between the date on which the distribution is declared and the time when the assets are transferred are recognized directly in equity.

When distributing non-cash assets, any difference between the dividend paid and the carrying amount of the assets distributed is recognized in the unaudited condensed consolidated interim statements of comprehensive income.

(b) Transactions in foreign currency

In accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions and of the presentation of financial information.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive results, any exchange component of that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss for the period.

(c) Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

i. in the principal market for the asset or liability; or

ii. in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

(d) Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity

instruments; (v) loans and receivables; or (vi) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, available-for-sale financial assets, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as DFIs.

Below are descriptions of the financial instruments policies employed by PEMEX:

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the unaudited condensed consolidated interim statements of comprehensive income for the period. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the unaudited condensed consolidated interim financial statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-DFIs that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive results and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables

Loans and receivables are initially recognized at fair value. After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate ("EIR") method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the statement of comprehensive income.

Derivative financial instruments

DFIs presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as

and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired, in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

Objective evidence that a financial asset or group of assets is impaired includes significant financial difficulty of the issuer or obligor, a breach of contract, such as a default or delinquency in interest or principal payments; the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; it becoming probable that the borrower will enter bankruptcy or other financial reorganization; the disappearance of an active market for that financial asset because of financial difficulties; or observable data indicating that there is a measurable decrease in the estimated future cash flows. Impairments by asset are:

Impairment of financial assets carried at amortized cost

The impairment of financial assets carried at amortized cost is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss previously recognized shall be reversed in the income result.

Impairment in available-for-sale financial assets

Additionally to the above mentioned, a significant or prolonged decline in the fair value of an available-for-sale financial asset is also objective evidence of impairment.

When there is objective evidence of the impairment of an asset, the accumulated loss recognized in other comprehensive income shall be reclassified from equity to profit or loss even though the financial asset has not been derecognized.

If, in a subsequent period, the impairment loss decreases and the reduction could be objectively related to an event occurring after the impairment recognition, this impairment loss previously recognized shall be reversed in the income result.

(e) Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(f) Inventories and cost of sales

PEMEX's inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the period.

Advance payments to suppliers for inventory purchases are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(g) Wells, pipelines, properties, plant and equipment, net; succesful efforts accounting method

Wells, pipelines, properties, plant and equipment are recorded at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable to capitalize as fixed assets, otherwise they are recognized as exploration expenses. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

In accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16"), initial cost of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells.

The cost of financing projects that require large investments or financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the unaudited condensed consolidated interim financial statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor interest on financing and any other costs directly attributable to start-up. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a significant component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment carried out to maintain the facilities in normal operations are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated economic life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the period, with quarterly updates for new development investments.

Depreciation of pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment have different useful lives than such item and a cost that is significant relative to the total cost of the item, the part is depreciated separately.

Estimated useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is as a deferred liability relating to the period in which the items will provide PEMEX with a service.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

(h) Crude oil and natural gas reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law and according with applicable accounting standards, as of the date of these unaudited condensed consolidated interim financial statements, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes. Pemex Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X ("Rule 4-10(a)") of the SEC as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these accounting procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its unaudited condensed consolidated interim financial statements, including, for example, in the depreciation and amortization line item.

(i) Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets.

The recoverable amount is defined as the higher of the fair value minus the cost of disposal and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the value in use, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Both impairment losses and reversals are recognized in the statement of comprehensive income in the costs and expenses line items in which the depreciation and amortization of the relevant assets are recognized. Impairment losses may not be presented as part of the costs that have been capitalized in the value of any

asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other permanent investments are recognized as profit (loss) sharing in associates.

If an impairment loss subsequently improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the carrying amount of the item, as though no impairment had been recognized.

(j) Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above.

(k) Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a present obligation for which a future disbursement is probable and the value of such disbursement is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of wells, pipelines, properties, plant and equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the

discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

(l) Employee benefits

Beginning January 1, 2016, PEMEX operates a defined contribution plan and a defined benefit pension plan. Until December 31, 2015, PEMEX only operated a defined benefit pension plan.

Defined contribution plan

In this plan both PEMEX and the employee make contributions to the worker's individual account. These contributions will be recognized on an accrual basis as either a cost, expense or active, and as a liability.

When contributions to the defined contribution plan are not expected to be fully settled within twelve months after the end of the annual reporting period in which the employee rendered related services, they will be discounted using the defined benefit plan discount rate.

Defined benefit plan

PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive results for the period in which they occur.

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

The asset or liability in the defined benefit plan comprise the present value of the defined benefit obligation less the fair value of plan assets for which obligations have to be settled. The value of any asset is limited to the present value of any available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability, death and survivors benefits, medical services and gas and basic food basket for beneficiaries are recognized within other long-term employee benefits.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

Obligations and costs of the defined benefit pensions plans recognized for interim periods are estimated in accordance with the actuarial calculation of prior year.

(m) Taxes and federal duties

Current income tax

Current income tax assets or liabilities for the current and prior years shall be measured at the amount expected to be paid or recovered from the taxation authorities, using the tax rates that have been enacted or substantively enacted by the end of the year.

Current taxes related with items that are recognized in equity shall be presented directly in other comprehensive income. At the end of each reporting period, Petróleos Mexicanos evaluates the regulations that are subject to interpretation and creates corresponding provisions when necessary.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements.

Deferred tax liability shall be recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

- the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and
- for taxable temporary differences associated with investments in subsidiaries, branches and associates, and interest in joint arrangements, a deferred tax liability shall be recognized when the parent, investor, joint venture or joint operator is able to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences and the carry forward of unused tax credits and any tax losses to the extent that it is probable that taxable profit will be available against deductible temporary differences and that the carry forward of unused tax credits and unused tax losses can be utilized, unless:

- the deferred tax asset relating to deductible temporary difference arises from the initial recognition of asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

The carrying amount of a deferred tax asset shall be reviewed at the end of each reporting period. An entity shall reduce the carrying amount of a deferred tax asset to the extent that it is no longer probable that a sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilized in whole or in part. Unrecognized deferred tax assets are revalued at each reporting date and will be recognized to the

extent that it is probable that future taxable income will be sufficient to allow for the recovery of the deferred tax asset.

Deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities related with items that are recognized in equity shall be presented directly in other comprehensive income.

An entity shall offset deferred tax assets and deferred tax liabilities, if and only if the entity has a legal right to set off current tax assets against current tax liabilities and are levied by the same taxation authority or the same taxable entity.

Federal taxes and duties

PEMEX is subject to certain special taxes and duties, which are based on the value of hydrocarbons extracted, with certain deductions and established quotas set for the time spent and surface exploration.

These taxes and duties are recognized in accordance with IAS 12, "Profit Tax" (IAS 12), when they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined on a formula that considers the balance of income (or extraction valued at a selling price) less expenses. Taxes and duties that meet this criteria should be recognized for current and deferred income tax based on the above paragraphs. Taxes and duties that do not meet this criteria are recognized as liabilities, affecting the costs and expenses relating to the transactions that gave rise to them.

(n) Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or "IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

(o) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the unaudited condensed consolidated interim financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(p) Revenue recognition

Sales revenue is recognized the moment at which the risks and benefits of ownership of crude oil, refined products, natural gas, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

- in accordance with contractual terms;
- the moment at which the customer picks up product at PEMEX's facilities; or

· the moment at which PEMEX delivers the product to the delivery point.

PEMEX recognizes revenues for services at the time the collection right on such services arises.

(q) Presentation of unaudited condensed consolidated interim statements of comprehensive income

The costs and expenses shown in PEMEX's unaudited condensed consolidated interim statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Other revenues and expenses, net

For the six-months ended June 30, 2016 and 2015, other revenues and expenses, net, consisted primarily of other income from services, bidding terms, sanctions, penalties, gains on business acquisitions, tax credit balances from previous years, franchise fees, provision of judgments and expenses related to the environmental protection.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection to the storage, sale and delivery of products, such as depreciation and operating expenses associated with these activities.

Administrative expenses

Administrative expenses are costs related to PEMEX's administrative personnel, which include personnel-related expenses.

Financing income

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to financing operations minus any portion of the financing cost that is capitalized.

Derivative financial instruments income (cost), net

Derivative financial instruments income (cost), net, represents the net effect of the profit or loss for the period associated with DFIs (see Note 3(d)).

Exchange (loss), net

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income of the period.

(r) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments (see Note 5).

(s) Non-current assets held for sale, non-current assets held for distribution to owners and discontinued operations

Non-current asset held for sale

PEMEX classifies a non-current asset as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, the asset is available for immediate sale and the sale is expected to be completed within one year from the date of classification, with certain exceptions.

Non-current assets classified as held for sale are measured at the lower of its carrying amount, and fair value less cost of sale is presented in a separate line item in the unaudited condensed consolidated interim financial statements. Non-current assets classified as held for sale are not subject to depreciation or amortization after the classification as held for sale.

The liabilities of a disposal group classified as held for sale shall be presented separately from other liabilities in the statement of financial position. Those assets and liabilities shall not be offset and presented as a single amount.

Non-current asset held for distribution to owners

When a non-current asset is classified as held for distribution to owners the assets must be available for immediate distribution in their present conditions and the distribution must be expected to be completed within one year from the date of classification, with certain exceptions.

Non-current assets classified as held for distribution are measured at the lower of its carrying amount, and fair value less cost of distribution is presented in a separate line item in the consolidated financial statements. Non-current assets classified as held for distribution are not subject to depreciation or amortization after the classification as held for distribution.

The liabilities of a disposal group classified as held for distribution to owners shall be presented separately from other liabilities in the statement of financial position. Those assets and liabilities shall not be offset and shall be presented as a single amount.

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale, and either:

- represents a separate major line of business or geographical area of operations;

- is part or a single coordinated plan to dispose of a separated major line of business or geographical area of operations; or
- is a subsidiary acquired exclusively with a view to resale.

The revenue, expenses and pre-tax profit or loss of discontinued operations are only presented in a specific line item in the unaudited condensed consolidated interim financial statements of comprehensive income.

(t) Accounting changes

The IASB issued the new IFRS mentioned below, which are applicable to PEMEX and are effective for annual periods beginning January 1, 2016:

a. Amendments to IAS 16 and IAS 38 "Intangible Assets" ("IAS 38")

- The amended IAS 16 prohibits entities from using revenue-based depreciation methods for items in property, plant and equipment.
- The amended IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in two limited circumstances: a) the intangible asset is expressed as a measure of revenue; or b) ordinary revenue and the life of the assets are highly associated.
- The expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset.

These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016, and early application is permitted.

The amendments had no impact on these unaudited condensed consolidated interim financial statements.

b. Amendments to IFRS 11, "Joint Arrangements" ("IFRS 11")

- The amendments to IFRS 11 address how a joint operator should account for the acquisition of an interest in a joint operation that constitutes a business. IFRS 11 now requires that such transactions be accounted for using the related principles to business combination accounting established in IFRS 3, "Business Combinations" ("IFRS 3"), and additionally requires certain related disclosures.
- These amendments also apply when a business is contributed to the joint operation upon its creation. The most significant impact of the amendments to IFRS 11 will be the recognition of goodwill (when there is an excess of the transferred consideration over the identifiable net asset) and the recognition of deferred tax assets and liabilities.
- These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016. Early application is permitted.

The amendments had no impact on these unaudited condensed consolidated interim financial statements.

c. Amendments to IFRS 5, "Non-Current Assets Held-for-Sale and Discontinued Operations" ("IFRS 5")

The amendments to IFRS 5 introduce specific guidance for the reclassification of an asset from held-for-sale to held-for-distribution-to-owners (or vice versa) or the discontinuation of held-for-distribution accounting.

The amendments state that:

- Such reclassifications should not be considered changes to a plan of sale or a plan of distribution to owners and that the classification, presentation and measurement requirements applicable to the new method of disposal should be applied; and

- Assets that no longer meet the criteria for held-for-distribution-to-owners (and do not meet the criteria for held-for-sale) should be treated in the same manner as assets that cease to be classified as held-for-sale.

The amendments apply prospectively and are effective for periods beginning on or after January 1, 2016.

The amendment had no impact on these unaudited condensed consolidated interim financial statements.

d. Amendments to IFRS 7, "Financial Instruments: Disclosures" ("IFRS 7")

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract constitutes continuing involvement in a transferred asset for purposes of the required disclosure relating to transferred assets.

The amendments apply retrospectively; however, to avoid the risk of hindsight affecting the determination of the required fair value disclosure, an entity is not required to apply the amendments to any period beginning prior to the annual period during which the amendments are first applied. The amendments also include an amendment to IFRS 1, "First Time Adoption of International Financial Reporting Standards."

The amendments are effective for periods beginning on or after January 1, 2016.

Applicability of the Amendments to IFRS 7 on Offsetting Disclosure to Condensed Interim Financial Statements

The amendments to IFRS 7 were made to eliminate uncertainty as to whether the disclosure required for offsetting financial assets and financial liabilities (introduced in December 2011 and effective for periods beginning on or after January 1, 2013) should be included in condensed interim financial statements after January 1, 2013 or only in the first year. The amendments clarify that such disclosure is not explicitly required for all interim periods. However, the disclosure may need to be included in condensed interim financial statements to comply with IAS 34.

The amendments apply retrospectively in accordance with IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors" ("IAS 8") and are effective for periods beginning on or after January 1, 2016.

The amendments had no impact on these unaudited condensed consolidated interim financial statements.

e. Amendments to IAS 19, "Employee Benefits" ("IAS 19")

The amendments to IAS 19 clarify those investment-grade corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments also provide for the assessment of the depth of the market for investment-grade corporate bonds at the relevant currency level.

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

The amendments had no impact on these unaudited condensed consolidated interim financial statements.

f. Amendments to IAS 34, "Interim Financial Reporting" ("IAS 34")

The amendments to IAS 34 clarify the requirements relating to information required by IAS 34 that is presented "elsewhere in the interim financial report" but is not included in the interim financial statements. The amendments require the inclusion of a cross-reference from the interim financial statements to the location of such information in the interim financial report, which must be available to users on the same terms and at the same time as the interim financial statements.

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

The amendments had no impact on these unaudited condensed consolidated interim financial statements.

(u) New IFRS not yet adopted

The IASB issued the amendments and new IFRS mentioned below, which are effective for the annual periods described therein. PEMEX is in the process of evaluating the impact that these standards will have on its unaudited condensed consolidated interim financial statements.

Amendments that will be applicable in 2017:

a. IAS 12 "Income Taxes: Recognition of Deferred Tax Assets for Unrealized Losses" ("IAS 12")

The IASB issues amendments to IAS 12 to clarify the diversity of practices in the recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value. The amendments to IAS 12 include some explanatory paragraphs and an illustrative example.

The amendments clarify the following aspects of IAS 12:

- Unrealized losses on debt instruments measured at fair value for accounting purposes and measured at cost for tax purposes give rise to deductible temporary differences regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use.

- The carrying amount of an asset does not limit the estimation of probable future taxable profits.

· Estimates of future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

· An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are to be applied retrospectively and are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

b. Amendments to IAS 7 "Statement of Cash Flows" ("IAS 7")

The amendments to IAS 7 are intended to clarify disclosure provided about an entity's financing activities to improve information provided to financial statement users.

Changes

The amendments in IAS 7 come with the objective that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

To achieve this objective, the IASB requires that the following changes in liabilities arising from financing activities are disclosed: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effects of changes in foreign exchange rate; (iv) changes in fair values; and (v) other changes.

The IASB defines liabilities arising from financing activities as liabilities "for which cash flows were, or future cash flows will be, classified in the statements of cash flows as cash flows from financing activities." It also stresses that the new disclosure requirements also relate to changes in financial assets if they meet the same definition.

The amendments state that one way to fulfill the new disclosure requirements is to provide a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.

Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

The amendments are effective for annual periods beginning on or after 1 January 2017. Earlier application is permitted. Entities need not provide comparative information when they first apply the amendments.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

Amendments effective for periods beginning in 2018:

a. IFRS 9, "Financial Instruments" ("IFRS 9")

The IASB issued IFRS 9 (2009) and IFRS 9 (2010), which introduced new classification and measurement requirements. In 2013, the IASB released a new model for hedge accounting. The final version of IFRS 9, which was issued in July 2014 ("IFRS 9 (2014)"), replaces the previous versions of IFRS 9 and completes the IASB's project to replace IAS 39, "Financial Instruments."

The package of improvements introduced by IFRS 9 (2014) includes a logical model for classification and measurement, a single, forward-looking "expected loss" impairment model and a substantially reformed approach to hedge accounting.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. Additionally, the new standards relating to credit risk may be applied early and in isolation, without adopting other modifications to the recognition of financial instruments.

Classification and Measurement

Classification under IFRS 9 (2014) determines how financial assets and liabilities are recognized in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the cash flow characteristics of the financial asset and the entity's business model for managing the financial assets. This principle-based approach replaces the existing classification and measurement requirements.

▪

As part of IFRS 9 (2014), the IASB introduced a new, single impairment model that is applicable to all financial instruments and eliminates the complexity associated with multiple impairment models. The new impairment model requires an entity to recognize expected credit losses on a timelier basis and to update the amount of expected losses throughout the useful life of a financial instrument. Additional disclosure is required to describe the basis for recognizing expected credit losses and any changes in the estimated amount of expected credit losses.

Hedge Accounting

IFRS 9 (2014) includes significant changes to hedge accounting, such as new disclosure requirements that require a description of an entity's risk management activities. The new model represents a comprehensive review of hedge accounting and aligns the accounting with risk management in order to better reflect risk management activities in the financial statements. These changes are intended to provide better disclosure about the risks that an entity faces and the impact of risk management activities on its financial information.

Credit Risk

IFRS 9 (2014) also aims to eliminate the volatility in financial results caused by changes in the credit risk of liabilities that are measured at fair value. Under IFRS 9 (2014), earnings from the impairment credit risk of liabilities are recognized in other comprehensive income rather than directly in profit or net loss.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

b. IFRS 15, "Revenue from Contracts with Customers" ("IFRS 15")

IFRS 15 describes a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

The core principle of the new IFRS 15 is that an entity should recognize revenue to represent the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

Pursuant to IFRS 15, an entity should:

- identify customer contracts that fall within the scope of the new standard;
- identify the separate performance obligations in the contract based on the following criteria: a) sales of goods or services, separately, b) sales that are dependent or interrelated with other products or services; and c) homogeneous and consistent sales pattern;
- determine the price of the transaction by applying the following considerations: a) variable consideration and constraining estimates of variable consideration; b) the existence of a significant financing component in the contract; c) any non-cash consideration; and d) the consideration payable to the customer;
- allocate the transaction price to each separate performance obligation; and
- recognize revenue when (or as) each performance obligation is satisfied either over time or at a point in time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2018, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

Amendments effective for periods beginning in 2019:

a. IFRS 16, "Leases" ("IFRS 16")

In January 2016, the IASB published a new accounting standard IFRS 16, which replaces IAS 17, "Leases and Guide Interpretation."

The main changes from the previous standard are:

- IFRS 16 provides a comprehensive model for the identification of the lease arrangements and their treatment in the financial statements of both lessees and lessors;
- the new standard applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer;
- the distinction between financial and operating leasing is removed, therefore, the assets and liabilities are recognized in respect of all leases, with some exceptions for short-term leases and leases of low-value assets; and
- the standard does not include significant changes to the requirements for accounting by lessors.

The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that have also adopted IFRS 15, "Revenue from Contracts with

Customers." PEMEX is in the process of assessing the impact this new standard will have on its financial statements.

NOTE 4.SUBSIDIARY entities and subsidiary companies

As mentioned in Note 1, due to PEMEX's reorganization, as of June 30, 2016, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Cogeneration and Services, Pemex Drilling and Services, Pemex Logistics, Pemex Fertilizers and Pemex Ethylene.

The consolidated Subsidiary Companies are as follows:

- P.M.I. Marine, Ltd. (PMI Mar) (i)
    - P.M.I. Services, B.V. (PMI SHO) (i)
    - P.M.I. Holdings, B.V. (PMI HBV) (i)
    - P.M.I. Trading, Ltd. (PMI Trading) (i)
    - PEMEX Internacional España, S. A. (PMI SES) (i)
    - P.M.I. Holdings Petróleos España, S.L. (HPE) (i)
    - P.M.I. Services North América, Inc. (PMI SUS) (i)
    - P.M.I. Holdings North América, Inc. (PMI HNA) (i)
    - P.M.I. Norteamérica, S. A. de C. V. (PMI NASA) (i)
    - P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM) (i)(ii)
    - PMI Field Management Resources, S.L. (FMR) (i)
    - PMI Campos Maduros SANMA, S. de R. L. de C. V. (SANMA) (i)
    - Pro-Agroindustria, S. A. de C. V. (AGRO) (i)(iii)
    - PMI Azufre Industrial, S. A. de C. V. (PMI AZIND) (i)(iii)
    - PMI Infraestructura de Desarrollo, S. A. de C. V. (PMI ID) (i)(iii)
- PMI Cinturón Transoceánico Gas Natural, S.A. de C.V. (PMI CT) (i)(iv)
- PMI Transoceánico Gas LP, S.A. de C.V. (PMI TG) (i)(iv)
- PMI Servicios Portuarios Transoceánicos, S.A. de C.V. (PMI SP) (i)(iv)
- PMI Midstream del Centro, S.A. de C.V. (PMI MC) (i)(iv)
- Pemex Procurement International, Inc. (PPI)
    - Hijos de J. Barreras, S. A. (HJ BARRERAS) (ii)
    - Pemex Finance, Ltd. (FIN) (ii)
- Mex Gas Internacional, S.L. (MGAS) (v)
- Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V. (III)(vi)
    - Kot Insurance Company, AG. (KOT)
- PPQ Cadena Productiva, S.L. (PPQCP)
    - III Servicios, S. A. de C. V. (III Servicios)

- PMI Ducto de Juárez, S. de R.L. de C.V. (i)(vii)
- Mex Gas Cogeneración, S.L. (viii)
- PMX Cogeneración S.A.P.I. de C.V.(viii)
- PMX Fertilizantes Holding, S.A de C.V. (viii)
- PMX Fertilizantes Pacífico, S.A. de C.V. (viii)
- Grupo Fertinal (viii)

i. Member Company of the "PMI Group".

ii. Non-controlling interest company.

iii. As of 2014, these companies were included in the consolidated financial statements of PEMEX.

iv. As of 2015, these companies were included in the consolidated financial statements of PEMEX.

v. Formerly Mex Gas International, Ltd.

vi. Formerly Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V.

vii. As of January 1, 2016, this company was included in the consolidated financial statements of PEMEX.

viii. As of June 1, 2016, this company was included in the consolidated financial statements of PEMEX.

NOTE 5. Segment financial information

PEMEX's primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, which prior to the Corporate Reorganization was conducted through six business segments: exploration and production, refining, gas and basic petrochemicals, petrochemicals, the Trading Companies (as defined below) and corporate and other Subsidiary Companies. After the Corporate Reorganization PEMEX's operations are now conducted through eleven business segments: exploration and production, refining, gas and basic petrochemicals, petrochemicals, cogeneration, drilling and services, logistics, ethylene, fertilizers, the Trading Companies and corporate and other Subsidiary Companies.

In this Note 5, for the six-month period ended June 30, 2016, PEMEX (a) presents, for comparison purposes, its business segments in accordance with the business segments it utilized before the Corporate Reorganization in accordance with IFRS 8, "Operating Segments" ("IFRS 8") and (b) its business segments in accordance with the manner in which it now defines its business segments following the Corporate Reorganization.

In each case, due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices. The primary sources of revenue for PEMEX's business segments following the Corporate Reorganization are as described below:

· The exploration and production segment earns revenues from sales of domestic crude oil and natural gas, and from exporting crude oil through the Trading Companies. Export sales are made through PMI CIM to approximately 26 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex Industrial Transformation to supply the refining segment.

· The refining segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. Pemex Industrial Transformation sells a significant portion of the fuel oil produced to the *Comisión Federal de Electricidad* (Federal Electricity Commission, or "CFE") and a significant portion of jet fuel produced to *Aeropuertos y Servicios Auxiliares* (the Airports and Auxiliary Services Agency). The refining segment's most important products are different types of gasoline.

· The gas and basic petrochemicals segment earns revenues primarily from domestic sources. The gas and basic petrochemicals segment also consumes high levels of its own natural gas production. Most revenues generated by the gas and basic petrochemicals segment are obtained from the sale of natural gas, liquefied petroleum gas, naphtha, butane and ethane.

· The petrochemicals segment is engaged in the sale of petrochemical products to the domestic market, offering a wide range of products. The majority of the revenues generated by the petrochemicals segment comes from the production and sale of methane derivatives, ethane derivatives and aromatics and derivatives.

· The cogeneration segment receives income from the cogeneration, supply and sale of electricity and thermal energy; it also provides technical and management activities associated with these services.

· The drilling segment receives income from drilling services, and wells repair and services.

· The logistics segment, operated by Pemex Logistics, earns income from transportation, storage and related services of crude oil, petroleum products and petrochemicals, through strategies such as pipelines and maritime and terrestrial resources, and from the provision of services related to the maintenance and handling of the products and guard and management services.

· The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market.

· The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market.

· The trading companies segment, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

· The segment related to corporate and other Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX's entities and companies.

The following tables present the unaudited condensed consolidated interim financial information of these segments, after elimination of unrealized intersegment gain (loss). These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX.

As of/for the period ended June 30, 2016:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and other Subsidiary Companies	Intersegment eliminations	Total
Sales:													
Trade	Ps. –	Ps.233,870,606	Ps. 55,199,040	Ps. 1,626,115	Ps. –	Ps. –	Ps. –	Ps. 3,476,144	Ps.7,916,417	Ps.171,529,775	Ps. –	Ps. –	Ps 473,618,09[illegible]
Intersegment	269,719,404	32,395,971	23,205,447	5,377,571	–	4,273,771	4,716,608	1,965,396	799,494	155,247,109	31,335,011	(529,035,782)	–
Services income	–	2,396,816	118	279,919	–	–	32,063,156	900	36,149	382,070	2,733,586	(30,812,296)	7,080,41[illegible]
Cost of sales	64,932,719	306,760,448	70,150,501	3,314,972	10,820	1,998,419	25,908,372	5,812,346	5,545,124	316,873,641	2,088,829	(546,467,395)	256,928,[illegible]
Gross income	204,786,685	(38,097,055)	8,254,104	3,968,633	(10,820)	2,275,352	10,871,392	(369,906)	3,206,936	10,285,313	31,979,768	(13,380,683)	223,769,[illegible]
Other revenues and expenses, net	2,496,129	1,664,957	(34,998)	(24,691)	–	609,145	(22,389)	5,455,420	70,825	418,317	(484,610)	(10,453,094)	(304,989[illegible]
Transportation, distribution and	–	11,043,488	2,372,433	110,953	5,412	6	579,752	136,529	181,767	234,666	72	(1,441,787)	13,223,2[illegible]

ales xpenses \dminist ative xpenses	20,108,383	27,470,973	400,192	523,099	131,453	107,833	761,946	79,788	8,814	963,790	27,280,003	(22,779,607)	655,056,6[illegible]
)peratin ; income	187,174,431	(74,946,559)	5,446,481	3,309,890	(147,685)	2,776,658	9,507,305	4,869,197	3,087,180	9,505,174	4,215,083	387,617	155,184,[illegible]
'inancin ; income	18,378,372	6,557,595	56,353	10,151	912	24,830	715	4,666	17,599	489,570	54,638,741	(75,950,033)	4,229,47[illegible]
'inancin ; cost	48,182,932	2,041,852	408,458	32,550	4,971	320,941	306,217	300,460	2,959	596,886	66,539,681	(75,591,301)	343,146,6[illegible]
)erivativ : inancial nstrume its ncome cost), iet	–	–	2,325	–	–	–	–	–	–	(1,190,046)	(807,658)	–	(1,995,3[illegible]9
;xchang : loss, iet	(108,000,438)	(4,887,955)	(294,295)	(33,813)	2,567	(816,401)	(726,780)	(800,449)	(2,497)	179,006	(10,577,884)	–	(125,958[illegible]939
Loss) ırofit haring n ssociate	(17,899)	–	453,399	–	–	–	–	–	–	320,437	(127,706,203)	126,239,104	(711,162[illegible]
'otal axes and luties	127,959,169	–	–	–	–	358,512	1,561,005	18,648	–	3,703,809	(520,316)	–	133,080,[illegible]
Jet loss) ncome	(78,607,635)	(75,318,771)	5,255,805	3,253,678	(149,177)	1,305,634	6,914,018	3,754,306	3,099,323	5,003,446	(146,257,286)	126,267,989	(145,478[illegible]670
'otal urrent ssets	835,552,302	576,634,673	118,932,116	107,202,619	569,231	13,206,020	54,792,861	1,857,020	4,126,623	106,682,083	550,695,081	(1,928,222,355)	442,028,[illegible]
'ermane it nvestme its in ssociate	901,755	–	7,487,960	–	–	–	–	–	–	12,959,251	(363,023,263)	366,553,023	024,878,7[illegible]
Vells, ıipelines,	1,034,703,339	251,371,	–	688	–	21,918	70,389,	28,364	20,313,	3,298,892	4,691,97	–	1,455,05[illegible]

ropertie , plant nd quipme t, net		928				,569	579	,129	114	1	7		,21
'otal ssets	1,884,775,924	828,231,822	126,489,825	107,460,131	573,543	35,477,331	127,958,542	31,561,925	24,582,382	128,655,940	1,826,455,857	(3,066,690,061)	2,055,53[illegible],16
'otal urrent iabilities	291,971,882	467,005,884	75,864,933	107,244,732	503,066	10,946,785	17,447,778	2,670,368	1,497,563	60,188,380	1,416,208,658	(1,919,796,779)	531,753,[illegible]5
ong- erm debt	1,495,865,500	16,350,466	875,166	241,204	–	12,294,366	4,681,395	12,008,676	–	3,632,339	1,510,302,575	(1,498,035,789)	1,558,21[illegible],89
mploye benefits	389,681,925	626,077,727	–	–	63,740	433,491	309,716	18,678	4,970	(7,371)	295,188,699	–	1,311,77[illegible],57
'otal iabilities	2,255,660,862	1,112,973,648	76,740,100	107,531,268	567,459	23,685,034	26,916,570	18,198,037	1,502,533	67,058,622	3,240,142,197	(3,433,243,084)	3,497,73[illegible],24
quity deficit), iet	(370,884,938)	(284,741,826)	49,749,725	(71,137)	6,084	11,792,297	101,041,972	13,363,888	23,079,849	61,597,318	(1,413,686,340)	366,553,023	(1,442,2[illegible]0,085
Deprecia ion and mortizat on	53,341,758	6,249,227	–	6	–	1,435,576	1,120,603	618,942	663,782	44,651	446,045	–	63,920,5[illegible]
Net eriodic ost of mploye benefits	(17,459,077)	(27,982,007)	–	–	(2,568)	(15,674)	(16,680)	(1,254)	(1,359)	(52,459)	(12,942,864)	–	(58,473,[illegible]42
Acquisiti n of vells, ipelines, ropertie , plant nd quipme t	53,543,991	13,484,152	–	–	–	706,690	8,213,484	21,624,628	1,219,703	265,082	3,745,758	–	102,803,[illegible]8

As of/for the period ended June 30, 2016	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and other Subsidiary Companies	Intersegment eliminations	Total
Trade	Ps. –	Ps. 233,870,606	Ps. 55,199,040	Ps. 13,018,676	Ps. 171,529,775	Ps. –	Ps. –	Ps. 473,618,097
Intersegment	273,993,175	37,112,579	23,205,447	8,142,461	155,247,109	31,335,011	(529,035,782)	–
Services income	–	34,459,972	118	316,968	382,070	2,733,586	(30,812,296)	7,080,418
Cost of sales	66,931,138	332,668,820	70,161,321	14,672,442	316,873,641	2,088,829	(546,467,395)	256,928,796
Gross income	207,062,037	(27,225,663)	8,243,284	6,805,663	10,285,313	31,979,768	(13,380,683)	223,769,719
Other revenues and expenses, net	3,105,274	1,642,568	(34,998)	5,501,554	418,317	(484,610)	(10,453,094)	(304,989)
Transportation, distribution and sales expenses	6	11,623,240	2,377,845	429,249	234,666	72	(1,441,787)	13,223,291
Administrative expenses	20,216,216	28,232,919	531,645	611,701	963,790	27,280,003	(22,779,607)	55,056,667
Operating income	189,951,089	(65,439,254)	5,298,796	11,266,267	9,505,174	4,215,083	387,617	155,184,772
Financing income	18,403,202	6,558,310	57,265	32,416	489,570	54,638,741	(75,950,033)	4,229,471

Financing cost	48,503,873	2,348,069	413,429	335,969	596,886	66,539,681	(75,591,301)	43,146,606
Derivative financial instruments income (cost), net	–	–	2,325	–	(1,190,046)	(807,658)	–	(1,995,379)
Exchange loss, net	(108,816,839)	(5,614,735)	(291,728)	(836,759)	179,006	(10,577,884)	–	(125,958,939)
(Loss) profit sharing in associates	(17,899)	–	453,399	–	320,437	(127,706,203)	126,239,104	(711,162)
Total taxes and duties	128,317,681	1,561,005	–	18,648	3,703,809	(520,316)	–	133,080,827
Net (loss) income	(77,302,001)	(68,404,753)	5,106,628	10,107,307	5,003,446	(146,257,286)	126,267,989	(145,478,670)
Total current assets	848,758,322	325,637,364	119,501,347	113,186,262	106,682,083	550,695,081	(1,622,432,185)	442,028,274
Permanent investments in associates	901,755	–	7,487,960	–	12,959,251	(363,023,263)	366,553,023	24,878,726
Wells, pipelines, properties, plant and equipment, net	1,056,621,908	321,761,507	–	48,677,931	3,298,891	24,691,977	–	1,455,052,214
Total assets	1,920,253,255	956,190,364	127,063,368	163,604,438	128,655,940	1,826,455,857	(3,066,690,061)	2,055,533,162
Total current liabilities	302,918,667	484,453,662	76,367,999	111,412,663	60,188,380	1,416,208,658	(1,919,796,779)	531,753,250
Long-term debt	1,508,159,866	21,031,861	875,166	12,249,880	3,632,339	1,510,302,575	(1,498,035,789)	1,558,215,898

Employee benefits	390,115,416	626,387,443	63,740	23,648	(7,371)	295,188,699	–	1,311,771,575
Total liabilities	2,279,345,896	1,139,890,218	77,307,559	127,231,838	67,058,622	3,240,142,197	(3,433,243,084)	3,497,733,247
Equity (deficit), net	(359,092,641)	(183,699,854)	49,755,809	36,372,600	61,597,318	(1,413,686,340)	366,553,023	(1,442,200,085)
Depreciation and amortization	54,777,334	7,369,830	–	1,282,730	44,651	446,045	–	63,920,590
Net periodic cost of employee benefits	(17,474,751)	(27,998,687)	(2,568)	(2,613)	(52,459)	(12,942,864)	–	(58,473,942)
Acquisition of wells, pipelines, properties, plant and equipment	54,250,681	21,697,636	–	22,844,331	265,082	3,745,758	–	102,803,488

As of June 30, 2015	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and other Subsidiary Companies	Intersegment eliminations	Total
Sales:								

Trade	Ps. –	Ps. 280,027,532	Ps. 66,955, 9330	Ps. 13,906,13	Ps.220,588,010	Ps. -	Ps. -	Ps. 581,477,605
Intersegment	355,148,509	27,620,615	28,393,332	6,433,285	170,653,194	33,172,950	(621,421,885)	-
Services income	–	2,206,571	1,271,245	495,413	308,239	2,972,218	(368,410)	6,885,276
Cost of sales	187,473,168	328,406,518	90,566,646	20,062,472	378,173,911	3,231,808	(594,836,945)	413,077,578
Gross income....................................	167,675,341	(18,551,800)	6,053,864	772,356	13,375,532	32,913,360	(26,953,350)	175,285,303
Other revenues and expenses— net	810,071	391,746	417,791	37,130	832,784	320,178	(492,849)	2,316,851
Transportation, distribution and sale expenses	–	16,845,414	2,029,788	678,093	209,157	121	(2,011,730)	17,750,843
Administrative expenses	22,608,529	16,455,950	5,792,904	7,262,520	1,062,849	29,743,490	(25,433,675)	57,492,567
Operating income..................................	145,876,883	(51,461,418)	(1,351,037)	(7,131,127)	12,936,310	3,489,927	(794)	102,358,744
Financing income	8,032,004	47,887	1,269,938	10,816	562,212	54,811,557	(61,677,748)	3,056,666
Financing cost	43,241,331	5,622,819	807,649	102,635	570,281	42,331,638	(61,685,306)	30,991,047
Derivative financial instruments income (cost), net	–	–	2,670	–	(1,379,374)	(13,490,338)	–	(14,867,042)
Exchange (loss), net	(37,820,113)	(2,135,619)	(22,729)	(1,182)	(16,648)	(5,347,665)	–	(45,343,956)
(Loss) profit sharing in associates	(382,418)	–	300,385	–	1,316,261	(180,373,204)	180,346,420	1,207,444
Total taxes and duties	195,258,294	–	888,027	–	3,915,139	535,705	–	200,597,165
Net (loss) income	(122,793,	(59,171,9	(1,496,	(7,224,128	8,933,341	(183,777,	180,353,184	(185,176,

	269)	69)	449)	)		066)		356)
Depreciation and amortization	66,238,125	5,876,911	3,629,568	1,458,522	41,568	407,706	–	77,652,400
Net periodic cost of employee benefits	21,080,965	21,363,877	5,342,745	6,404,170	92,989	14,472,114	–	68,756,860
Acquisition of wells, pipelines, properties, plant and equipment	85,988,190	18,129,528	1,821,661	1,518,946	289,127	1,768,639	–	109,516,091

For the year ended December 31, 2015	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment eliminations	Total
Total current assets	Ps. 709,252,019	Ps. 72,345,772	Ps. 104,027,317	Ps. 137,428,541	Ps. 655,239	Ps. 2,171,717	Ps. 49,162,929	Ps. 1,594,643	Ps. 4,988,511	Ps. 73,116,155	Ps. 275,582,816	Ps. (1,163,125,162)	Ps. 267,200,497
Permanent investments in associates	919,654	–	6,687,977	–	–	–	–	8,500	–	11,845,489	(242,233,405)	246,937,384	24,165,599
Wells, pipelines, properties, plant and equipm	966,144,619	178,133,087	55,343,838	12,986,144	–	22,647,454	58,078,603	7,405,969	18,480,684	3,045,704	22,217,529	–	1,344,483,631

ent, net													
Total assets	1,698,909,241	250,664,777	166,128,882	150,692,920	655,240	24,917,981	111,307,038	9,034,376	23,705,119	93,266,620	1,443,189,883	(2,196,817,877)	1,775,654,200
Total current liabilities	278,507,394	44,457,570	23,921,503	36,190,769	469,524	1,981,652	14,698,159	1,486,468	4,534,980	34,749,438	1,157,183,570	(1,154,773,306)	443,407,721
Long-term debt	1,252,239,594	15,675,890	810,350	220,765	–	12,031,849	4,850,905	–	–	3,607,840	1,285,676,066	(1,274,240,092)	1,300,873,167
Employee benefits	379,150,943	395,819,390	96,358,257	117,314,976	61,171	417,817	368,036	12,533	3,611	(59,581)	289,938,288	–	1,279,385,441
Total liabilities	1,985,557,186	459,367,276	121,966,591	153,946,693	530,696	14,431,318	19,917,100	1,499,001	4,538,592	41,420,792	2,747,910,111	(2,443,755,258)	3,107,330,098
Equity (deficit)	(286,647,945)	(208,702,499)	44,162,291	(3,253,773)	124,544	10,486,663	91,389,938	7,535,375	19,166,527	51,845,828	(1,304,720,228)	246,937,381	(1,331,675,898)
Acquisition of wells, pipelines, properties, plant and equipment	184,786,051	59,079,004	4,981,618	4,875,219	–	–	1,544,224	320,762	1,882,108	677,314	6,711,511	–	264,857,811

PEMEX's management measures the performance of the segments based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the unaudited condensed consolidated interim financial statements. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX's operating segments, before intersegment eliminations:

The following tables present accounting reconciliations between individual and consolidated information.

As of/for the period ended June 30, 2016:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and other Subsidiary Companies
Sales:											
By segment	Ps. 269,719,404	Ps. 269,535,055	Ps. 78,404,605	Ps. 7,283,605	Ps. –	Ps. 4,273,771	Ps. 36,779,764	Ps. 5,442,440	Ps. 8,752,060	Ps. 327,185,596	Ps. 34,068,597
Less unrealized intersegment sales	–	(871,662)	–	–	–	–	–	–	–	(26,642)	–
Total consolidated sales	Ps. 269,719,404	Ps. 268,663,393	Ps. 78,404,605	Ps. 7,283,605	Ps. –	Ps. 4,273,771	Ps. 36,779,764	Ps. 5,442,440	Ps. 8,752,060	Ps. 327,158,954	Ps. 34,068,597
Operating income (loss):											
By segment	Ps. 188,512,886	Ps. (81,746,212)	Ps. 5,416,377	Ps. 3,171,830	Ps. (147,685)	Ps. 2,469,780	Ps. 6,261,115	Ps. 4,690,463	Ps. 1,015,205	Ps. 9,733,129	Ps. 4,215,083
Less unrealized intersegment sales	–	(871,662)	–	–	–	–	–	–	–	(26,642)	–
Less unrealized gain due to production cost valuation of inventory	(350,214)	7,671,315	30,104	138,060	–	–	–	–	1,274,347	(201,313)	–
Less capitalized refined products	(1,047,731)	–	–	–	–	–	–	–	–	–	–
Less amortization of capitalized interest	59,490	–	–	–	–	–	–	–	–	–	–
Less depreciation of revaluated assets	–	–	–	–	–	306,878	3,246,190	178,734	797,628	–	–
Total consolidated operating income (loss)	Ps. 187,174,431	Ps. (74,946,559)	Ps. 5,446,481	Ps. 3,309,890	Ps. (147,685)	Ps. 2,776,658	Ps. 9,507,305	Ps. 4,869,197	Ps. 3,087,180	Ps. 9,505,174	Ps. 4,215,083

Net income (loss):

By segment	Ps. (77,237,940)	Ps. (82,118,424)	Ps. 5,575,459	Ps. 3,115,618	Ps. (149,177)	Ps. 998,756	Ps. 3,667,828	Ps. 3,575,572	Ps. (561,821)	Ps. 85,231,401	Ps. (146,257,286)
Less unrealized intersegment sales	–	(871,662)	–	–	–	–	–	–	–	(26,642)	–
Less unrealized gain due to production cost valuation of inventory	(350,215)	7,671,315	30,104	138,060	–	–	–	–	1,274,347	(201,313)	–
Less capitalized refined products	(1,047,732)	–	–	–	–	–	–	–	–	–	–
Less equity method elimination	(31,239)	–	(349,758)	–	–	–	–	–	1,589,169	–	–
Less equity method for unrealized profits	59,491	–	–	–	–	–	–	–	–	–	–
Less depreciation of revaluated assets	–	–	–	–	–	306,878	3,246,190	178,734	797,628	–	–
Total consolidated net income (loss)	Ps. (78,607,635)	Ps. (75,318,771)	Ps. 5,255,805	Ps. 3,253,678	Ps. (149,177)	Ps. 1,305,634	Ps. 6,914,018	Ps. 3,754,306	Ps. 3,099,323	Ps. 5,003,446	Ps. (146,257,286)

Assets:

By segment	Ps.1,909,632,454	Ps. 848,813,945	Ps. 131,036,277	Ps. 108,103,928	Ps. 573,543	Ps. 39,127,703	Ps. 263,677,241	Ps.37,946,600	Ps. 43,548,515	Ps. 135,026,578	Ps. 1,826,455,857
Less unrealized intersegment sales	1,132	(4,349,406)	(22,723)	(2,435)	–	–	–	–	(5,304)	(320,178)	–
Less unrealized gain due to production cost valuation of inventory	(23,426,961)	(16,232,717)	(551,387)	(641,362)	–	–	–	–	–	(6,050,460)	–
Less capitalized refined products	(1,047,732)	–	–	–	–	–	–	–	–	–	–
Less equity method for unrealized profits	–	–	–	–	–	(3,650,372)	(135,718,699)	(6,384,675)	(16,216,829)	–	–
Less amortization of capitalized interest	(442,460)	–	(3,972,342)	–	–	–	–	–	(2,744,000)	–	–
Less market value of fixed assets	59,491	–	–	–	–	–	–	–	–	–	–

elimination.. ...											
Total consolidated assets..	Ps.1,884,775,924	Ps. 828,231,822	Ps. 126,489,825	Ps. 107,460,131	Ps. 573,543	Ps. 35,477,331	Ps. 127,958,542	Ps.31,561,925	Ps. 24,582,382	Ps. 128,655,940	Ps. 1,826,455,857
Liabilities:											
By segment..	Ps.2,255,660,862	Ps.1,112,973,648	Ps. 76,740,100	Ps. 107,531,268	Ps. 567,459	Ps. 23,685,034	Ps. 26,916,570	Ps.18,198,037	Ps. 1,502,533	Ps. 66,431,789	Ps. 3,240,142,197
Less unrealized gain due to production cost valuation of inventory.......	—	—	—	—	—	—	—	—	—	626,833	—
Total consolidated liabilities..	Ps.2,255,660,862	Ps.1,112,973,648	Ps. 76,740,100	Ps. 107,531,268	Ps. 567,459	Ps. 23,685,034	Ps. 26,916,570	Ps.18,198,037	Ps. 1,502,533	Ps. 67,058,622	Ps. 3,240,142,197

As of/for the period ended June 30, 2016	**Exploration and Production**	**Refining**	**Gas and Basic Petrochemicals**	**Petrochemicals**	**Trading Companies**	**Corporate and other Subsidiary Companies**
Sales:						
By segment..	Ps. 273,993,175	Ps. 306,314,819	Ps. 78,404,605	Ps. 21,478,105	Ps. 327,185,596	Ps. 34,068,597
Less unrealized intersegment sales...	—	(871,662)	—	—	(26,642)	—
Total consolidated sales...	Ps. 273,993,175	Ps. 305,443,157	Ps. 78,404,605	Ps. 21,478,105	Ps. 327,158,954	Ps. 34,068,597
Operating income (loss):						
By segment..	Ps. 190,9	Ps. (75,485,097)	Ps. 5,268,692	Ps. ,877,498	Ps. 9,733,	Ps. 4,21

	82,666				129	5,083
Less unrealized intersegment sales..........	–	(871,662)	–	–	(26,642)	–
Less unrealized gain due to production cost valuation of inventory.......	(350,214)	7,671,315	30,104	1,412,407	(201,313)	–
Less capitalized refined products..........	(1,047,731)	–	–	–	–	–
Less amortization of capitalized interest..........	59,490	–	–	–	–	–
Less depreciation of revaluated assets..........	306,878	3,246,190	–	976,362	–	–
Total consolidated operating income (loss)	Ps. 189,951,089	Ps. (65,439,254)	Ps. 5,298,796	Ps. 11,266,267	Ps. 9,505,174	Ps. 4,215,083
Net income (loss):						
By segment..........	Ps. (76,239,184)	Ps. (78,450,596)	Ps. 5,426,282	Ps. 6,129,369	Ps. 5,231,401	Ps. (146,257,286)
Less unrealized intersegment sales..........	–	(871,662)	–		(26,642)	–
Less unrealized gain due to production cost valuation of inventory....	(350,215)	7,671,315	30,104	1,412,407	(201,313)	–
Less capitalized refined products..........	(1,047,732)	–	–	–	–	–
Less equity method elimination..........	(31,239)	–	(349,758)	1,589,169	–	–
Less equity method for unrealized profits..........	59,491	–	–	–	–	–
Less depreciation of revaluated assets..........	306,878	3,246,190	–	976,362	–	–
Total consolidated net income (loss)	Ps. (77,302,001)	Ps. (68,404,753)	Ps. 5,106,628	Ps. 10,107,307	Ps. 5,003,446	Ps. (146,257,286)
Assets:						
By segment..........	Ps. 1,948,76	Ps. 1,112,491,186	Ps. 131,609,820	Ps. 189,599,043	Ps. 135,026,	Ps. 1,826,4

	0,157				578	55,857
Less unrealized intersegment sales.. ...	1,132	(4,349,406)	(22,723)	(7,739)	(320,178)	–
Less unrealized gain due to production cost valuation of inventory.....	(23,426,961)	(16,232,717)	(551,387)	(641,362)	(6,050,460)	–
Less capitalized refined products..	(1,047,732)	–	–	–	–	–
Less equity method for unrealized profits..	(3,650,372)	(135,718,699)	–	(22,601,504)	–	–
Less amortization of capitalized interest..	(442,460)	–	(3,972,342)	(2,744,000)	–	–
Less market value of fixed assets elimination...	59,491	–	–	–	–	–
Total consolidated assets..	Ps. 1,920,253,255	Ps. 956,190,364	Ps. 127,063,368	Ps. 163,604,438	Ps. 128,655,940	Ps. 1,826,455,857
Liabilities:						
By segment...	Ps. 2,279,345,896	Ps. 1,139,890,218	Ps. 77,307,559	Ps. 127,231,838	Ps. 66,431,789	Ps. 3,240,142,197
Less unrealized gain due to production cost valuation of inventory.......	–	–	–	–	626,833	–
Total consolidated liabilities..	Ps. 2,279,345,896	Ps. 1,139,890,218	Ps. 77,307,559	Ps. 127,231,838	Ps. 67,058,622	Ps. 3,240,142,197

For the period ended June 30, 2015	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and other Subsidiary Companies
Sales:						

By segment...	Ps. 355,148,509	Ps. 312,087,370	Ps. 96,645,954	Ps. 20,847,226	Ps. 391,608,730	Ps. 36,145,168
Less unrealized intersegment sales...............................	–	(2,232,652)	(25,444)	(12,398)	(59,287)	–
Total consolidated sales..	Ps. 355,148,509	Ps. 309,854,718	Ps. 96,620,510	Ps. 20,834,828	Ps. 391,549,443	Ps. 36,145,168
Operating income (loss):						
By segment...	Ps. 148,799,794	Ps. (58,942,919)	Ps. (1,140,233)	Ps. (7,487,753)	Ps. 12,660,232	Ps. 3,489,927
Less unrealized intersegment sales...............................	–	(2,232,652)	(25,444)	(12,398)	(59,287)	–
Less unrealized gain due to production cost valuation of inventory.......................	(1,174,598)	9,714,153	(185,360)	369,024	335,365	–
Less capitalized refined products.................................	(1,807,804)	–	–	–	–	–
Less amortization of capitalized interest....................	59,491	–	–	–	–	–
Total consolidated operating income (loss).................	Ps. 145,876,883	Ps. (51,461,418)	Ps. (1,351,037)	Ps. (7,131,127)	Ps. 12,936,310	Ps. 3,489,927
Net income (loss):						
By segment...	Ps. (119,854,785)	Ps. (66,653,470)	Ps. (785,998)	Ps. (7,554,762)	Ps. 8,657,263	Ps. (188,216,343)
Less unrealized intersegment sales...............................	–	(2,232,652)	(25,444)	(12,398)	(59,287)	–
Less unrealized gain due to production cost valuation of inventory.......................	(1,174,598)	9,714,153	(185,360)	369,024	335,365	–

Less capitalized refined products.................................	**(1,807,804)**	**–**	**–**	**–**	**–**	**–**
Less equity method for unrealized profits..................	**(15,573)**	**–**	**(499,647)**	**(25,992)**	**–**	**4,439,277**
Less amortization of capitalized interest....................	**59,491**	**–**	**–**	**–**	**–**	**–**
Total consolidated net income (loss)................................	**Ps. (122,793,269)**	**Ps. (59,171,969)**	**Ps. (1,496,449)**	**Ps. (7,224,128)**	**Ps. 8,933,341**	**Ps. (183,777,066)**

For the year ended December 31, 2015	**Exploration and Production**	**Refining**	**Gas and Basic Petrochemicals**	**Petrochemicals**	**Cogeneration and Services**	**Drilling and Services**	**Logistics**	**Fertilizers**	**Ethylene**	**Trading Companies**	**Corporate and Other Subsidiary Companies**
Assets:											
By segment	Ps. 1,722,396,076	Ps. 278,046,553	Ps. 170,326,717	Ps. 151,474,778	Ps. 655,240	Ps. 28,875,231	Ps. 247,480,983	Ps. 15,166,563	Ps. 45,951,980	Ps. 98,305,071	Ps. 1,443,189,883
Less unrealized intersegment sales	1,132	(3,477,744)	(22,723)	(2,435)	-	-	-	-	(5,304)	(293,536)	-
Less unrealized gain due to production cost valuation of inventory	(19,699,526)	(23,904,032)	(581,492)	(779,423)	-	-	-	-	2,163	(4,744,915)	-
Less capitalized refined products	(3,496,201)	-	-	-	-	-	-	-	-	-	
Less equity method for unrealized profits	(411,221)	-	(3,593,620)	-	-	-	-	-	(3,952,754)	-	-
Less amortization of capitalized interest	118,981	-	-	-	-	-	-	-	-	-	-
Less market value of fixed assets elimination	-	-	-	-	-	(3,957,250)	(136,173,945)	(6,132,187)	(18,290,966)	-	-
Total consolidated assets	Ps.1,698,909,2	Ps.250,664,77	Ps.166,128,88	Ps.150,692,92	Ps.655,240	Ps. 24,91	Ps.111,307,03	Ps.9,034,376	Ps. 23,70	Ps.93,266,62	Ps.1,443,189,8

	41	7	2	0		7,981	8		5,119	1	83
Liabilities:											
By segment	Ps.1,985,557,186	Ps.459,367,276	Ps.121,966,591	Ps.153,946,693	Ps.530,696	Ps.14,431,318	Ps.19,917,100	Ps.1,499,001	Ps.4,538,592	Ps.39,895,655	Ps.2,747,910,111
Less unrealized gain due to production cost valuation of inventory	-	-	-	-	-	-	-	-	-	1,525,137	-
Total consolidated liabilities	Ps.1,985,557,186	Ps.459,367,276	Ps.121,966,591	Ps.153,946,693	Ps.530,696	Ps.14,431,318	Ps.19,917,100	Ps.1,499,001	Ps.4,538,592	Ps.41,420,792	Ps.2,747,910,111

NOTE 6.Cash, cash equivalents and restricted cash

As of June 30, 2016 and December 31, 2015, cash and cash equivalents were as follows:

	June 30, 2016	December 31, 2015
Cash on hand and in banks(i)..	Ps. 89,301,392	Ps. 52,509,683
Marketable securities..	97,009,638	56,859,197
	Ps. 186,311,030	Ps. 109,368,880

(i) Cash on hand and in banks is primarily composed of cash in banks.

At June 30, 2016 and December 31, 2015, restricted cash was as follows:

	June 30, 2016	December 31, 2015
Restricted cash...	Ps. 9,873,384	Ps. 9,246,772

Restricted cash as of June 30, 2016 and December 31, 2015 is primarily composed of the deposit made by Pemex Exploration and Production in the amount of U.S. Ps.465,060 as a result of an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the "ICA"). At June 30,

2016 and December 31, 2015, this deposit, including income interest, amounted to Ps. 8,806,187 and Ps. 8,010,298 (see Note 18(b)). As of June 30, 2016 and December 31, 2015 primarily increased in the amounts of U.S. $56,432, and U.S. $71,861, respectively, due to the deposit made by PMI HBV in an account in Banco Santander, S.A. as additional collateral for a credit agreement in accordance with the terms of the agreement. The credit agreement requires that PMI HBV maintain a loan-to-value ratio based on the ratio between the principal amount of debt and the market value in U.S. dollars of the Repsol S. A. ("Repsol") shares owned by PMI HBV. Accordingly, PMI HBV deposited this amount in order to maintain the loan-to-value ratio required under the credit agreement. As of June 30, 2016 and December 31, 2015, this deposit, including income interest, amounted to Ps. 1,067,197 and Ps.1,236,474 (see Note 10).

NOTE 7. Accounts receivable, NET

As of June 30, 2016 and December 31, 2015, accounts receivable, net was as follows:

	June 30, 2016	December 31, 2015
Domestic customers	Ps. 33,004,528	Ps. 29,328,750
Tax credits	62,258,479	10,710,521
Export customers	35,536,067	17,131,455
Sundry debtors[(i)]	50,112,409	10,837,297
Employees and officers	5,780,195	5,523,740
Advances to suppliers	5,634,114	5,634,114
Insurance claims	43,490	43,490
Other accounts receivable	3,479,776	36,454
	Ps. 195,849,058	Ps. 79,245,821

(i) It also includes the account receivable from CENAGAS in the amount of Ps. $33,213,762 (see Note 9).

NOTE 8. Inventories, NET

As of June 30, 2016 and December 31, 2015, inventories, net were as follows:

	June 30, 2016	December 31, 2015
Refined and petrochemicals products	Ps. 26,538,350	Ps. 23,673,427
Crude	11,045,738	11,461,185

oil..		
Materials and products in stock..................................	5,010,257	5,145,874
Products in transit...	6,245,023	3,262,252
Materials in transit...	46,141	120,750
Gas and condensate products......................................	98,432	107,440
	Ps. 48,983,941	Ps. 43,770,928

NOTE 9. HELD-FOR-SALE NON-FINANCIAL ASSETS

Due to the adjudication process to the right for the hydrocarbon exploration and extraction activities (Round Zero), PEMEX received 95 blocks of titles of temporal assignment. The ownership of the fixed assets located in those assignations would be transferred when the blocks were assigned to third parties in subsequent rounds.

On May 10, 2016, 25 blocks from Round 1.3 were delivered. On June 29, 2016 Pemex submitted to the Ministry of Energy the application for compensation of the fixed assets located in those blocks, so that, on June 30, 2016, the fixed assets were reclassified to held-for-sale non-financial assets in the amount of Ps. 6,595,098.

In accordance with the Energy Reform Decree, Petróleos Mexicanos and the Centro Nacional de Control de Gas Natural (National Center of Natural Gas Control, or CENAGAS) signed a framework agreement on October 29, 2015 for the transfer to CENAGAS of assets, currently owned by Pemex Logistics, associated with the Sistema Nacional de Gasoductos (National Gas Pipeline System) and the distribution contract for the Naco-Hermosillo pipeline system valued at approximately Ps. 33,213,762 as of March 31, 2016 and December 31, 2015. PEMEX will be compensated for these assets pursuant to terms set by the Energy Regulatory Commission.

As of June 30, 2016, PEMEX has an account receivable from CENAGAS of Ps. 33,213,762 due to the transfer of the infrastructure for the transportation of natural gas services (infrastructure). The transaction amount represents the best estimate as of the date of the financial statements, which could be modified because the infrastructure was delivered by mandatory law to CENAGAS without prior determination of a price agreement.

These assets will be compensated to PEMEX under the conditions set out by the Energy Regulatory Commission. This group of assets belonged to Pemex Logistics subsidiary.

The CENAGAS and Logistics Pemex jointly agreed the entry of a specialist to the valuation of infrastructure and adjust, if necessary, the amount of the transaction.

NOTE 10. Available-for-sale financial assets

On January 1, 2015, PEMEX had a total of 19,557,003 shares of Repsol valued at Ps. 3,944,696, which represented approximately 1.48% of Repsol's share capital.

On June 15, 2015, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 592,123 new Repsol shares in July 2015, valued at Ps. 171,451.

On June 16, 2015, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 575,205 new Repsol shares as an in-kind dividend, valued at Ps. 163,834.

On August 4, 2015, PMI HBV obtained a loan for U.S. Ps. 250,000, which bears interest at a rate of 1.79% and is due in 2018. The loan is collateralized by 20,724,331 Repsol shares which are presented as non-current assets.

On December 16, 2015, Repsol declared flexible dividends to its shareholders, from which PMI HBV received 942,015 new Repsol shares as an in-kind dividend in January 15, 2016. This amount was recognized as an account receivable of Ps.188,490 as of December 31, 2015.

On January15, 2016, PMI HBV received 942,015 new Repsol shares as an in-kind dividend was declared in December 31, 2015.

As of June 30, 2016 and December 31, 2015, the investments in 21,666,346 and 20,724,331 shares of Repsol held by PMI HBV were valued at Ps. 5,164,605 and Ps. 3,944,696, respectively. The effect of the valuation on the investment at fair value was recorded in other comprehensive results in the statement of changes in equity (deficit) as losses of Ps. (60,036) at June 30, 2016 and Ps. (3,206,316) at December 31, 2015.

As of June 30, 2016 and December 31, 2015, PEMEX's direct holdings of Repsol shares amounted to approximately 1.50% and 1.48%, respectively, of Repsol's total shares.

NOTE 11. Permanent investments in associates and joint ventures

The permanent investments in associates as of June 30, 2016 and December 31, 2015 were as follows:

		Percentage of investment	June 30, 2015	December 31, 2015
Deer Park Refining Limited..		49.99%	Ps. 11,702,179	Ps. 10,600,545
Gasoductos de Chihuahua, S. de R.L. de C.V.	(i)	50.00%	7,238,291	6,454,806
Petroquímica Mexicana de Vinilo, S.A. de C.V.		44.09%	2,710,685	3,954,251
Sierrita Gas Pipeline LLC...		35.00%	1,058,141	983,059
Compañía Mexicana de Exploraciones, S.A. de	(ii)	60.00%		

C.V.......		745,712	758,967
Frontera Brownsville, LLC..	50.00%	441,859	404,129
TAG Norte Holding, S. de R.L. de C.V.	(iv) 5.00%	-	283,524
Texas Frontera, LLC.	50.00%	243,037	224,834
CH Energía, S.A.	50.00%	196,372	183,474
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	40.00%	156,043	160,687
TAG Pipeline Sur, S. de R.L. de C.V.	(iv) 5.00%	-	61,747
Mexicana de Lubricantes, S.A. de C.V.	(iii) 49.00%	-	-
Other—net..	Various	386,408	95,576
Total		Ps. 24,878,727	Ps. 24,165,599

(i) On July 31, 2015, PEMEX announced the divestiture of Pemex-Gas and Basic Petrochemicals' 50% ownership interest in the Gasoductos de Chihuahua S. de R.L. de C.V. joint venture with Infraestructura Energética Nova, S.A.B. de C.V. As of June 30, 2016, the divestiture is still in process to be completed.

(ii) Compañía Mexicana de Exploraciones, S. A. de C. V. is not controlled by PEMEX and is accounted for as a permanent investment in an associate under the equity method (see Note 3(a)).

(iii) On October 19, 2015, PEMEX announced the divestiture of Pemex-Refining´s 49% ownership interest in the Mexicana de Lubricantes, S. A. de C.V. joint venture with Impulsora Jalisciense, S.A. de C.V. at a price of Ps. 826,175 with profit of Ps.337,675.

(iv) On December 15, 2015, PEMEX announced the divestiture of PMI HBV's ownership interest in the TAG Norte Holding, S. de R.L. de C.V., and TAG Pipelines Sur, S. de R.L. de C.V., joint ventures with TETL México Sur, S. de R.L. de C.V., at a price of Ps. 3,590,963 with a profit of Ps. 342,954. The figures presented represent Mex-Gas International's ownership interest in such companies.

Profit (loss) sharing in associates:

	As of June 30, 2016	2015
Deer Park Refining Limited..	Ps. 298,957	Ps. 1,172,604
Gasoductos de Chihuahua, S. de R. L. de C. V.	440,500	(290,833)
Sierrita Gas Pipeline LLC...	29,735	101,752
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	(4,644)	5,298
CH4 Energía S.A. de C.V.	12,898	9,552
Compañía Mexicana de Exploraciones, S. A. de C. V.	(13,255)	(387,716)

	As of June 30, 2016	2015
Petroquímica Mexicana de Vinilo, S. A. de C. V.	(1,513,063)	32,388
TAG Norte Holding, S. de R.L. de C.V.	•	(79,000)
TAG Pipelines Sur, S. de R.L. de C.V.	6,453	(15,591)
Other—net...	31,257	77,324
	Ps. 711,162	Ps. 1,207,444

Additional information about the significant permanent investments in associates is presented below:

- *Deer Park Refining Limited.* On March 31, 1993, PMI NASA acquired 50% of the Deer Park Refinery. In its capacity as General Partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the Refinery, the purpose of which is to provide oil refinery services to PMI NASA and Shell for a processing fee. Shell is responsible for determining the crude oil and production materials requirements and both partners are required to provide such crude oil and production materials in equal amounts; the Refinery returns to PMI NASA and Shell products in equal amounts. This investment is recorded under the equity method.

- *Gasoductos de Chihuahua.* On February 6, 2011, Pemex Industrial Transformation entered into a joint venture with Gasoductos Holding, S. de R.L de C.V., to own and operate companies related to gas transportation and distribution, called Gasoductos de Chihuahua. Decision making requires the consent of both partners during a meeting. The participation of each of the partners is 50% of the share capital. This investment is recorded under the equity method.

- *Compañia Mexicana de Exploraciones S.A. de C.V., ("COMESA").* COMESA was founded on November 12, 1968 to support PEMEX's exploration programs. The operations of COMESA focus on designing integral solutions for the energy sector, along the value chain for the exploration and production, refining, petrochemicals, power and geothermal sectors and other energy areas all over Mexico, South America and the United States of America. COMESA's principal activities are: gravimetric, magnetometric and microseismic studies, land seismic data acquisition (2D,3D, 3C), marine seismic data acquisition, seismic data processing, seismic data interpretation and integration, vertical seismic profile (VSP) 2D and 3D, reservoir characterization and visualization, conceptualization and definition for the exploration process. This investment is recorded under the equity method.

- *Petroquímica Mexicana de Vinilo, S.A. de C.V.* On September 13, 2013, PEMEX and Mexichem founded Petroquímica Mexicana de Vinilo, S.A. de C.V. ("Mexicana de Vinilo"). Mexicana de Vinilo's main products are: chlorine, caustic soda, ethylene and petrochemical monomers and vinyl chloride. Mexichem is responsible for operational and financial decisions for Mexicana de Vinilo. This investment is recorded under the equity method.

- *Frontera Brownsville, LLC.* On April 15, 2011, PMI Services North America entered into a joint venture, effective April 1, 2011, with TransMontaigne Operating Company L.P. ("TransMontaigne"). Frontera Brownsville, LLC was incorporated in Delaware, U. S., and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. PMI Services North America acquired a 50% non-operating share in most of the assets in TransMontaigne's Terminal. This investment is recorded under the equity method.

- *Texas Frontera, LLC.* On July 27, 2010, PMI Services North America, Inc. entered into a joint venture with Magellan OLP, L.P. ("Magellan") to build and own seven refined product storage tanks and certain related facilities in Galena Park, Texas on an easement granted by Magellan Terminal Holdings, L.P. ("Magellan Holdings"). Texas Frontera, LLC is based in Delaware, U.S. Under the joint venture, Magellan Holdings will be the responsible for Magellan's operation and will manage the construction of tanks and related infrastructure assets. This investment is recorded under the equity method.

Additional information on other permanent investments in associates is presented below:

- *Sierrita Gas Pipeline LLC.* Develops projects related to the transport infrastructure of gas in the United States.

- *Administración Portuaria Integral de Dos Bocas, S.A. de C.V.* Coordinates the development and exploration of water and land in port areas in Mexico's public domain; operates the use and development of building sites and the installations built and to be built during the development of such port areas, including maritime signaling and the construction, maintenance and operation of marine terminals and facilities in the port area; and provides related port services.

- *CH4 Energía, S.A.* Engages in the purchase and sale of natural gas and in all activities related to the marketing of the natural gas, such as transport, distribution and others.

- *TAG Norte Holding, S. de R. L. de C. V.* Holding company of TAG Pipelines Norte, S. de R.L. de C.V.

- *TAG Pipelines Sur, S. de R. L. de C. V.* Coordinates the construction and future operation and maintenance of the southern portion of the Ramones II project.

NOTE 12. Wells, pipelines, properties, plant and equipment, NET

As of June 30, 2016, December 31, 2015 and January 1, 2015, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment													
Balances as of January 1, 2015..............	Ps. 758,965,433	Ps. 46,129,352	Ps. 571,099,029	Ps. 1,191,385,012	Ps. 64,403,269	Ps. 337,246,010	Ps. 54,819,706	Ps. 24,002,014	Ps. 195,817,249	Ps. 42,813,007	Ps. 10,825,706	Ps. 583,753	Ps. 3,298,089,540
Acquisitions..	21,066,695	6,117,156	5,331,416	49,027,740	2,624,138	6,874,162	1,531,683	236,284	155,841,872	12,077,308	114,062	4,015,295	264,857,811
Reclassifications......................................	1,871,739	(313,503)	2,816,080	-	937,482	774	(607,369)	387,331	1,809,152	23,804	(6,448,543)	(3,275,978)	(2,799,031)
Capitalization...	33,362,415	-	17,144,630	76,065,532	1,301,395	13,670,992	35,933	590,435	(141,792,676)	209,655	-	(588,311)	-
Impairment...	(97,981,310)	-	(34,543,415)	(249,962,633)	-	(95,457,330)	-	-	-	-	-	-	(477,944,688)
Disposals..	(68,872,958)	(30,252,662)	(141,868,232)	-	(2,981,818)	(2,006,512)	(2,813,759)	(9,886,969)	-	(11,775,972)	(4,491,225)	(103,881)	(275,053,988)
Balances as of December 31, 2015...........	648,412,014	21,680,343	419,979,508	1,066,515,651	66,284,466	260,328,096	52,966,194	15,329,095	211,675,597	43,347,802	-	630,878	2,807,149,644
Acquisitions..	24,841,667	706,690	6,901,547	9,525,003	3,534,295	7,435,427	506,061	1,463,430	41,586,395	6,302,973	-	-	102,803,488
Reclassifications......................................	6,085	-	(1,210,447)	8,649,686	(6,848,731	-	(510,899)	(462,718)	(103,010)	9,189		-2,671	(468,174)

..					)								
Capitalization	4,098,902	-	3,234,620	28,880,548	71,479	7,211,913	-	-	(43,497,462)	-	-	-	-
Impairment	(1,125,570)	-	12,877,065	89,275,131	-	8,933,958	-	-	(10,936,207)	-	-	-	99,024,377
Disposals	(10,803,077)	-	(7,462,427)	(5,123,092)	(383,168)	(3,167,681)	(368,579)	(6,589)	(3,224,880)	(291,002)	-	(3,006)	(30,833,501)
Balances as of June 30, 2016	665,430,021	22,387,033	434,319,866	1,197,722,927	62,658,341	280,741,713	52,592,777	16,323,218	195,500,433	49,368,962	-	630,542	2,977,675,833
Accumulated depreciation and amortization													
Balances as of January 1, 2015	Ps. (339,292,292)	Ps. (27,771,648)	Ps. (232,658,051)	Ps. (695,718,382)	Ps. (37,144,310)	Ps. (124,922,867)	Ps. (37,051,446)	Ps. (12,811,151)	Ps. -	Ps. -	Ps. (7,345,255)	Ps. -	Ps. (1,514,715,402)
Depreciation	(41,107,609)	(3,041,899)	(16,777,673)	(84,823,893)	(1,608,620)	(15,986,093)	(3,533,648)	(1,071,815)	-	-	-	-	(167,951,250)
Reclassifications	(1,148,744)	283,636	(310,859)	-	(113,573)	-	1,259,561	(402,648)	-	-	3,231,659	-	2,799,032
Disposals	60,264,739	29,951,896	110,415,176	98,636	1,154,416	-	2,812,054	8,391,094	-	-	4,113,596	-	217,201,607
Balances as of December 31, 2015	(321,283,906)	(578,015)	(139,331,407)	(780,443,639)	(37,712,087)	(140,908,960)	(36,513,479)	(5,894,520)	-	-	-	-	(1,462,666,013)
Depreciation	(18,434,869)	(1,333,693)	(7,267,443)	(28,950,389)	(887,720)	(4,886,417)	(1,655,168)	(504,887)	-	-	-	-	(63,920,586)
Reclassifications	137,937	-	(74,414)	(3,077)	(74,935)	-	29,381	453,282	-	-	-	-	468,174
Disposals	2,032,129	-	814,787	-	293,359	-	346,531	8,000	-	-	-	-	3,494,806
Balances as of June 30, 2016	(337,548,709)	(1,911,708)	(145,858,477)	(809,397,105)	(38,381,383)	(145,795,377)	(37,792,735)	(5,938,125)	-	-	-	-	(1,522,623,619)

Wells, pipelines, properties, plant and equipment, net as of December 31, 2015	Ps. 327,128,108	Ps. 21,102,328	Ps. 280,648,101	Ps. 286,072,012	Ps. 28,572,379	Ps. 119,419,136	Ps. 16,452,715	Ps. 9,434,575	Ps. 211,675,597	Ps. 43,347,802	Ps. -	Ps. 630,878	Ps. 1,344,483,631
Wells, pipelines, properties, plant and equipment, net as of June 30, 2016	Ps. 327,881,312	Ps. 20,475,325	Ps. 288,461,389	Ps. 388,325,822	Ps. 24,276,958	Ps. 134,946,336	Ps. 14,800,042	Ps. 10,385,093	Ps. 195,500,433	Ps. 49,368,962	Ps. -	Ps. 630,542	Ps. 1,455,052,214
Depreciation rates....................................	3 to 5%	5%	2 to 7%	-	3 to 7%	4%	3 to 10%	4 to 20%	-	-	-	-	-
Estimated useful lives...............................	20 to 35years	20 years	15 to 45 years	-	33 to 35 years	25 years	3 to 10 years	5 to 25 years	-	-	-	-	-

a. The combined depreciation of fixed assets and amortization of wells as of June 30, 2016 and 2015, recognized mainly in operating costs, was Ps. 63,920,590 and Ps. 77,652,400, respectively, which includes costs related to plugging and abandonment of wells as of June 30, 2016 and 2015 of Ps. 1,895,457 and Ps. 608,638, respectively.

b. As of June 30, 2016 and December 31, 2015, provisions relating to future plugging and abandonment costs amounted to Ps. 58,022,967 and Ps. 56,894,695, respectively, and are presented in the "Provisions for sundry creditors" line item.

As of June 30, 2016, PEMEX recognized a reversal of impairment in the amount of Ps. 99,024,377, mainly due to the decrease in strategic investments of PEP in Crudo Ligero Marino, Aceite terciario del Golfo and Antonio J. Bermudez projects. In addition, an effect of appreciation of the US dollar against the Mexican peso by 10% from Ps. 17.2065 as of December 31, 2015 to Ps. 18.9113 as of June 30, 2016.

c. As a result of the Energy Reform Decree, the secondary legislation and the corresponding initial adjudication of rights for the exploration and extraction of oil and solid hydrocarbons mentioned in transitory article 6 of the Energy Reform Decree, certain assignments that Pemex Exploration and Production received from the Mexican government were affected. These investments will be compensated at their fair value pursuant to the terms determined by Ministry of Energy. As of June

30, 2016, the aggregate values of the asset blocks that were assigned to Petróleos Mexicanos on a temporary basis consist of the following:

	Field	Amount
Temporary assigned fields	6	Ps. 2,123,000
Non-assigned fields	44	57,880,000
		Ps. 60,003,000

NOTE 13. INTANGIBLE ASSETS

Intangible assets as of June 30, 2016 and December 31, 2015 amount to Ps. 4,626,674 and Ps. 14,304,961, respectively, and include wells unassigned to a reserve.

	June 30, 2016	December 31, 2015
Balance at the beginning of period..	Ps. 14,304,961	Ps. 14,970,904
Additions to construction in progress..	7,346,398	28,725,376
Transfers against expenses..	(9,063,805)	(13,081,780)
Transfers against fixed assets...	(7,960,880)	(16,309,539)
	Ps. 4,626,674	Ps. 14,304,961

NOTE 14. Other assets

At June 30, 2016 and December 31, 2015, the balance of other assets was as follows:

	June 30, 2016	December 31, 2015
Long-term notes receivable..	Ps. 50,000,000	Ps. 50,000,000
Payments in advance..	4,132,825	1,980,260
Other..	5,394,398	5,427,400
	Ps. 59,527,223	Ps. 57,407,660

NOTE 15. Debt

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to June 30, 2016, PEMEX participated in the following financing activities:

· On January 25, 2016, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $ 52,000,000 to U.S. $ 62,000,000 pursuant to authorization by the Board of Directors of Petróleos Mexicanos on August 18, 2015.

· On January 28, 2016, subsidiaries of Pemex Fertilizers obtained loans for an aggregate amount of U.S. $ 635,000 in connection with the acquisition of Grupo Fertinal, S.A.

· On January 29, 2016, Petróleos Mexicanos obtained a loan from a line of credit for Ps. 7,000,000 bearing interest at a floating rate linked to the *Tasa de Interés Interbancaria de Equilibrio* (Interbank Equilibrium Interest Rate, or TIIE) plus 0.55%, which matures on January 27, 2017.

· On February 4, 2016, Petróleos Mexicanos issued U.S. $ 5,000,000 of debt securities under its Medium-Term Notes Program, Series C, in three tranches: (i) U.S. $ 750,000 of its 5.500% Notes due 2019; (ii) U.S. $ 1,250,000 of its 6.375% Notes due 2021; and (iii) U.S. $ 3,000,000 of its 6.875 % Notes due 2026. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

· On March 15, 2016, Petróleos Mexicanos issued €2,250,000 of debt securities U.S. $ 62,000,000 Medium-Term Notes Program, Series C in two tranches: (i) €1,350,000 of its 3.750% Notes due 2019 and (ii) €900,000 of its 5.125% Notes due 2023. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

· On March 17, 2016, Petróleos Mexicanos borrowed Ps. 2,000,000 from a credit line at a floating rate linked to TIIE and matures in 2017.

· On March 17, 2016, Petróleos Mexicanos borrowed Ps. 3,300,000 from a credit line at a floating rate linked to TIIE and matures in 2017.

· On March 22, 2016 PEMEX completed its exchange offers, resulting in the following additional amounts of bonds issued and registered with the SEC:

Debt titles	Issuer	Subsidiary Guarantors	Pending amount of the principal (U.S. $)
3.500% Notes due 2020	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	Ps. 1,454,967

Debt titles	Issuer	Subsidiary Guarantors	Pending amount of the principal (U.S. $)
4.250% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	997,333
4.500% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,486,725
5.50% Bonds due 2044(1)	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,504,855
5.625% Bonds due 2046	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,992,861

(1)The aggregate outstanding amount of 5.50% Bonds due 2044 is U.S. Ps.4,249,855.

- On March 23, 2016, Petróleos Mexicanos issued Ps. 5,000,000 of Certificados Bursátiles due 2019 at a floating rate linked to TIIE.

- On March 28, 2016, Petróleos Mexicanos borrowed Ps. 9,700,000 from a credit line at a floating rate linked to TIIE, which matures in 2017.

- On April 19, 2016, Petróleos Mexicanos borrowed €500,000 from a credit line at fixed rate of 5.11%, which matures in 2023.
- On May 31, 2016, Petróleos Mexicanos obtained a U.S. $ 300,000 bilateral credit line from Export Development Canada (EDC), due in May 2021, which bears interest at a floating rate linked to LIBOR. As of the date of this report, Petróleos Mexicanos has borrowed U.S. $ 300,000 under this agreement.
- On June 14, 2016, Petróleos Mexicanos issued CHF 375,000 aggregate principal amount of Notes under its U.S. $ 62,000,000 Medium-Term Notes Program, Series C, in two tranches: (1) CHF 225,000 of its 1.50% Notes due 2018 and (2) CHF 150,000 of its 2.37% Notes due 2021. The Notes are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.
- On June 17, 2016, Pemex Exploration and Production obtained approximately U.S. $ 1,100,000 in connection with the sale and leaseback of certain infrastructure assets used for oil and gas activities. As part of this transaction, Pemex Exploration and Production entered into a 15-year financial lease agreement pursuant to which Pemex Exploration and Production will retain the operation of these

assets and the title and ownership of such assets will revert to Pemex Exploration and Production at the end of this period following payment of an agreed price.

- Between January 1 and June 30, 2016, PMI HBV had US$ 5,642,000 in revolving credit lines and paid US$ 4,912,000. The outstanding amount of these revolving credit lines as of June 30, 2016 was US$730,000. As of December 31, 2015 there was no outstanding amount.

As of June 30, 2016, Petróleos Mexicanos had U.S. $ 4,500,000 and Ps. 23,500,000 in available credit lines in order to ensure liquidity which are totally used.

As of June 30, 2016, PEMEX used the following exchange rates:

		June 30, 2016
U.S. dollar	Ps.	18.9113
Japanese yen		0.1841
Pound sterling		25.2315
Euro		20.8913
Swiss francs		19.2658
Australian dollar		13.9187

NOTE 16. DERIVATIVE Financial instruments

(a) Fair value hierarchy

PEMEX values its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under Level 1 and Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

The following tables present information about PEMEX's assets and liabilities measured at fair value and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of June 30, 2016 and December 31, 2015:

	Fair value hierarchy			Total as of
	Level 1	Level 2	Level 3	June 30, 2016
Financial Assets:				
Derivative financial instruments...................	Ps. —	Ps. 4,218,819	Ps. —	Ps. 4,218,819
Available-for-sale financial assets................	5,164,604	—	—	5,164,604
Financial Liabilities:				
Derivative financial instruments...................	—	(27,191,506)	—	(27,191,506)

	Fair value hierarchy			Total as of
	Level 1	Level 2	Level 3	December 31, 2015
Financial Assets:				
Derivative financial instruments...................	Ps. —	Ps. 1,601,106	Ps. —	Ps. 1,601,106
Available-for-sale financial assets................	3,944,696	—	—	3,944,696
Financial Liabilities:				
Derivative financial instruments...................	—	(27,300,687)	—	(27,300,687)

a. Fair value of Derivative Financial Instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFIs portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFIs portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical approximations for their valuation.

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX does not have an independent third party to value its DFIs. Nonetheless, PEMEX calculates the fair value of its DFIs though the tools developed by its market information providers such as Bloomberg. PEMEX has no policies for the designation of a calculation or valuation agent.

PEMEX's related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions.

b. Accounting treatment and DFIs' impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of IAS 39, "Financial Instruments Recognition and Measurement" ("IAS 39") for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income, net" line item in the consolidated statement of comprehensive income.

All of PEMEX's DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the "Derivative financial instruments (cost) income—net" line item.

As of June 30, 2016 and December 31, 2015, the net fair value of PEMEX's DFIs, current DFIs and unrealized positions, was Ps. (22,972,687) and Ps. (25,699,581), respectively. As of June 30, 2016 and December 31, 2015, PEMEX did not have any DFIs designated as hedges.

For the periods ended June 30, 2016 and 2015, PEMEX recognized a net loss of Ps. 1,995,379 and Ps. 14,867,042, respectively, in the "Derivative financial instruments (cost) income, net" line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of June 30, 2016 and December 31, 2015, PEMEX did not recognize any embedded derivatives (foreign currency or index).

NOTE 17. Provisions for sundry creditors

At June 30, 2016 and December 31, 2015, the provisions for sundry creditors is as follows:

	June 30, 2016	December 31, 2015
Provision for plugging of wells (Note 12)...	Ps. 58,022,967	Ps. 56,894,695
Provision for litigation and claims in process (Note 18)....................	14,482,997	12,775,263

Provision for environmental costs (Note 18)..	6,782,309		3,521,838
	Ps. 79,288,273	Ps.	73,191,796

NOTE 18. Contingencies

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings and described in further detail in this Note.

a. PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials. As of March 31, 2016 and December 31, 2015, the reserve for environmental remediation expenses totaled Ps. 6,437,725 and Ps. 3,521,838, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

b. PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these unaudited condensed consolidated interim financial statements. As of March 31, 2016 and December 31, 2015, PEMEX had accrued a reserve of Ps. 12,877,879 and Ps. 12,775,263, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

· In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the International Court of Arbitration of the International Chamber of Commerce against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC01). On December 16, 2009, the International Court of Arbitration issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,646 and Ps. 34,459, plus interest. COMMISA requested to the U.S. District Court for the Southern District of New York to recognize and execute the arbitration award. Pemex-Exploration and Production requested that the award was declared null and void by the Mexican courts, which was granted. On September 25, 2013, the U.S. District Court for the Southern District of New York issued a final judgment confirming the arbitration award. Pemex-Exploration and Production was ordered to pay COMMISA U.S. $465,060, which included Pemex-Exploration and Production's U.S. $106,828 guarantee. Each party is to pay its value added taxes and interest relating to the award will be paid in accordance to the United States′ legislation. In November 2013, Pemex-Exploration and Production deposited this amount in a bank account in New York as a condition to filing its appeal with the U.S. Second Circuit Court of Appeals, which it did on January 28, 2014. On November 20, 2014, a hearing was held. On February 6, 2015, the U.S. Department of Justice filed an *amicus curiae* brief before the U.S. Second Circuit Court of Appeals to present the views of the U.S. Government with respect to the case, which were favorable to Pemex-Exploration and Production's position. As of the date of these financial statements,

a final resolution is still pending. On January 22, 2013 COMMISA requested from the authorities in Luxembourg an execution of the arbitration award and an attachment of assets of Pemex-Exploration and Production and Petróleos Mexicanos located in several financial institutions. On November 15, 2013, Pemex-Exploration and Production filed a motion against the execution of the arbitration award before the Supreme Court of Justice of Luxembourg. On January 15, 2014 COMMISA also filed a motion before this Supreme Court. On March 25, 2014 Pemex-Exploration and Production filed its pleadings. In connection with the attachment of assets, COMMISA filed a motion before the Court of Appeals of Luxembourg seeking that the Court recognizes the arbitration award without considering that it was declared null and void by the Mexican courts. On June 25, 2016, the Court of Appeals of Luxembourg issued a new procedural calendar. As of the date of these consolidated financial statements a final judgment is still pending.

· In February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de Justicia Fiscal y Administrativa* (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the *Primera Sección de la Sala Superior* (First Section of the Superior Court) of the Tax and Administrative Federal Court requested the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, a judgment was issued validating the resolution issued by the Tax Management Service. Pemex Exploration and Production filed an *amparo* against it (file No. 402/2016) before the *Segundo Tribunal Colegiado en Materia Administrativa del Primer Circuito* (Second Administrative Joint Court of the First Circuit) which was admitted on June 1, 2016. As of the date of these consolidated financial statements a final judgment is still pending.

· On September 19, 2014, the Tax Management Service notified Petróleos Mexicanos (motion No. 900-07-2014-52233 dated September 8, 2014) that it had determined that Petróleos Mexicanos owed Ps. 3,581,878 for allegedly failing to properly withhold income taxes on interest payments to foreign residents during 2008, which were based on a 4.9% rate instead of a 28% rate. On November 3, 2014, Petróleos Mexicanos filed a motion to revoke the Tax Management Service's assessment, which was granted. The Tax Management Service issued a new resolution stating it had determined that Petróleos Mexicanos owed Ps. 23,261. Petróleos Mexicanos filed an administrative claim which was admitted on March 8, 2016 and the procedure suspended. On May 20, 2016, the Tax Management Service responded this claim and on June 27, 2016, Petróleos Mexicanos filed its pleadings.

· In June 2016, Pemex Exploration and Production was summoned before the *Juzgado Octavo de Distrito en materia civil* (Eighth Civil District Court) in Mexico City, in connection with a claim filed by Drake Mesa, S. de R.L. (file No. 200/2016-II) seeking approximately U.S. $120,856 related to expenses and damages, among others in connection with a public work agreement executed between them. Pemex Exploration and Production will file a response to this claim.

· On June 11, 2015, the *Segunda Sala Regional del Noreste* (Second Regional Northeast Court) notified Pemex-Refining of an administrative claim (file no. 2383/15-06-02-4) filed by Severo Granados Mendoza, Luciano Machorro Olvera and Hilario Martínez Cerda, as President, Secretary and Treasurer of the Ejido

Tepehuaje seeking Ps. 2,094,232 in damages due to hydrocarbons' spill in their land. Pemex-Refining filed a response to this claim and, among other things, argued that the Second Regional Court lacked jurisdiction, which was granted and the claim was sent to the Specialized Court related to Environmental matters (file No. 3668/15-EAR-01-11), which did not admitted it. The claim was sent to the First Section of the Superior Court, which on June 16, 2016 declared the Second Regional Court competent to resolve the claim and ordered the respective file to be sent to that Court for its resolution.

· In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,372 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, a judgment was issued validating the resolution issued by the Tax Management Service. An *amparo* against it was filed before the Second Administrative Joint Court of the First Circuit which was admitted on June 1, 2016. As of the date of these consolidated financial statements a final judgment is still pending.

· On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment. A final judgment was issued in favor of Pemex-Gas and Basic Petrochemicals and required that each party cover its respective legal expenses, which the parties subsequently appealed. The plaintiffs filed an appeal against this resolution. Pemex-Gas and Basic Petrochemicals also filed an appeal requesting that the expenses related to these proceedings be paid by the plaintiff. As of the date of these consolidated financial statements, a final resolution is still pending.

· In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and nonpayment by Pemex-Exploration and Production under the contract. On December 31, 2014, a final judgment was issued in favor of Pemex-Exploration and Production. The plaintiff subsequently filed an appeal, which was denied on May 11, 2015. On June 3, 2015, the plaintiff filed an *amparo* (02/2015) against this resolution, which was denied. The plaintiff filed a motion to review this resolution before the *Suprema Corte de Justicia de la Nación* (the Mexican Supreme Court of Justice), which as of the date of these consolidated financial statements is still pending. In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana* (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011 in connection with an administrative claim (No. 4957/1117071) filed by the plaintiffs seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. Pemex-Exploration and Production filed a response requesting the two claims were joined in a single proceeding, which was granted on May 10, 2016. As of the date of these financial statements, a final resolution is still pending.

· On July 10, 2015, the Local Treasury of Minatitlán, Veracruz determined that Pemex-Refining owed Ps. 2,531,040 for property taxes from 2010 to 2015 related to the "General Lázaro Cárdenas" refinery. Pemex-Refining filed an *amparo* against this determination (no. 863/2015-V) before the *Juzgado Décimo de Distrito* (Tenth District Court) in Veracruz, which was granted. On Abril 26, 2016, a dismissal of this action was filed due to the suspension granted under the administrative claim mentioned below. Pemex-Refining also filed an administrative claim against this determination, which was admitted by the Court on August 6, 2015 and the trial was suspended. The defendant filed a motion seeking to dismiss the administrative claim due to the *amparo* filed by Pemex-Refining. On September 9, 2015, the Court informed that this motion will be analyzed when a judgment is to be issued. A hearing will be held on August 2016. As of the date of these consolidated financial statements, a final resolution is still pending.

· On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México* (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection with the cancellation of its alleged petroleum rights concessions and damages for up to Ps. 1,552,730. On March 4, 2013, the Court permitted an amendment to the claim. In addition, on April 9, 2013 a new claim was filed before the same Court (438/1211023) and the defendants requested that it be joined with the previous claim, which was granted on May 2, 2013. On August 20, 2014, these proceedings were sent to the *Segunda Sección de la Sala Superior* (Second Section of the Superior Court) of the Tax and Administrative Federal Court (4334/11-11-02-6/1337/14-S2-07-04, which will issue a final judgment. On October 29, 2014, these proceedings were returned to the Second Regional Court to correct a procedural error. The trial was suspended due to an amparo filed by Pemex-Exploration and Production, which was granted. The procedural error was corrected and a new filing was made, and was sent to the Superior Court for its resolution. As of the date of these consolidated financial statements, a final judgment is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

NOTE 19. Subsequent events

During the period from April 1 to July 27, 2016, PEMEX participated in the following financing activities:

- On July 8, 2016, Pemex Industrial Transformation obtained approximately U.S. $ 600,000 in connection with the sale and leaseback of a plant located in the Madero Refinery. As part of this transaction, Pemex Industrial Transformation entered into a 20-year financial lease agreement pursuant to which Pemex Industrial Transformation will retain the operation of this plant and the title and ownership will revert to Pemex Industrial Transformation at the end of this period following payment of an agreed price.

- On July 15, 2016 Pemex obtained ¥ $ 80,000,000 of bonds in the Japanese capital market which matures on 2026 and a yielding rate of 0.54%.

During the period from July 1 to July 26, 2016, P.M.I. Holdings B.V. obtained U.S. $105,000 in financing from its revolving credit lines and repaid U.S. $835,000. The outstanding amount under these revolving credit lines was U.S. $730,000 as of June 30, 2016. As of June 30, 2016 and December 30, 2015 there were no outstanding amounts under these revolving credit lines.

On July 27, 2016, the Mexican peso-U.S. dollar exchange rate was Ps. 18.7569 per U.S. dollar, which represents a 0.82% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of June 30, 2016, which was Ps. 18.9113 per U.S. dollar.

On July 27, 2016, the weighted average price of the crude oil exported by PEMEX was U.S. $36.51 per barrel. This represents a price decrease of approximately 10.95% as compared to the average price as of June 30, 2016, which was U.S. Ps.41.00 per barrel.

As of June 30, 2016, PEMEX has valued and recorded the 21,666,347 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has increased approximately 2.10%, from €11.41 per share as of June 30, 2016 to €11.65 per share as of July 27, 2016.

Dividends paid, ordinary shares

0

Dividends paid, other shares

0

Dividends paid, ordinary shares per share

0

Dividends paid, other shares per share

0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________________
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: August 24, 2016

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe," "expect," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;
- activities relating to our lines of business, including the generation of electricity;
- projected and targeted capital expenditures and other costs, commitments and revenues;
- liquidity and sources of funding, including our ability to continue operating as a going concern;
- strategic alliances with other companies; and
- the monetization of certain of our assets.
- Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
- changes in international crude oil and natural gas prices;
- effects on us from competition, including on our ability to hire and retain skilled personnel;
- limitations on our access to sources of financing on competitive terms;
- our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.